UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 000-50245

HOPE BANCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-4849715**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3200 Wilshire Boulevard, Suite 1400
Los Angeles, California 90010
(Address of principal executives offices, including zip code)

(213) 639-1700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.001 per share	HOPE	NASDAQ Global Select Market
(Title of class)	**(Trading Symbol)**	**(Name of exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer	☐
Non-accelerated filer ☐		Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant based upon the closing sale price of the common stock as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2024, as reported on the NASDAQ Global Select Market, was approximately $1,234,224,507.

Number of shares outstanding of the registrant's common stock as of February 19, 2025: 120,767,793

Documents Incorporated by Reference: The information required in Part III, Items 10 through 14 is incorporated herein by reference to the registrant's definitive proxy statement for the 2025 annual meeting of stockholders which will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year end.

Hope Bancorp, Inc.

Form 10-K
For the Year Ended December 31, 2024

Table of Contents

Forward-Looking Information

Certain statements in this Annual Report on Form 10-K may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to, among other things, expectations regarding the business environment in which we operate, projections of future performance, perceived opportunities in the market, and statements regarding our business strategies, objectives, and vision. Forward-looking statements include, but are not limited to, statements preceded by, followed by or that include the words "will," "believes," "expects," "anticipates," "intends," "plans," "projects," "forecasts," "estimates" or similar expressions. With respect to any such forward-looking statements, the Company claims the protection provided for in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, trends, uncertainties, and factors that are beyond the Company's control or ability to predict. The Company's actual results, performance or achievements may differ significantly from the results, performance or achievements expressed or implied in any forward-looking statements. The risks and uncertainties include, but are not limited to: possible deterioration of economic conditions in our areas of operation and in the US generally, including as a result of the interest rate environment, supply chain disruptions, tariffs, inflation, labor shortages, housing and real estate markets, consumer confidence and spending habits; risk of adverse economic or political conditions in South Korea; liquidity risks; risk of significant non-earning assets, and net credit losses that could occur, particularly in times of weak economic conditions; the failure of or changes to assumptions and estimates underlying the Company's allowances for credit losses; geopolitical instability or unrest; risk of natural disasters; risk of cybersecurity incidents; and regulatory risks associated with current and future regulations. In addition, there are risks and uncertainties related to our proposed merger with Territorial Bancorp Inc., including, among others, the risk that the proposed merger will not be consummated within the expected time frame, or at all; the risk that any announcements relating to the proposed merger could have adverse effects on the market price of the Company's common stock; diversion of management's attention from ongoing business operations and opportunities; required governmental approvals of the merger may not be obtained on its proposed terms and schedule, or without regulatory constraints that may limit growth, or at all; assuming the transaction is consummated, difficulties and delays in integrating Hope Bancorp, Inc. and Territorial Bancorp Inc. and achieving anticipated synergies, cost savings, and other benefits; higher than anticipated transaction costs; and deposit attrition, operating costs, customer loss, and business disruption following the merger, including difficulties in maintaining relationships with employees and customers, may be greater than expected. For additional information concerning these and other risk factors, see Part I, Item 1A. Risk Factors herein. Due to the risks and uncertainties that we face, readers are cautioned not to place undue reliance on the forward-looking statements contained in this report, which speak only as of the date of this report, or to make predictions about future performance based solely on historical financial information. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

PART I

Item 1.   BUSINESS

General

Hope Bancorp, Inc. ("Hope Bancorp" on a parent-only basis, and the "Company," "we" or "our" on a consolidated basis with the Bank of Hope) is a bank holding company headquartered in Los Angeles, California. Hope Bancorp was incorporated in Delaware in the year 2000. We offer commercial and retail banking loan and deposit products through our wholly-owned subsidiary, Bank of Hope, a California state-chartered bank (the "Bank" or "Bank of Hope"). From our roots as a Korean-American focused bank, we have grown to be one of the largest independent commercial banks headquartered in California and serve a multi-ethnic population of customers around the United States. Our network of branches and loan production offices includes locations in California, New York, Texas, Washington, Illinois, New Jersey, Georgia, Florida, Alabama, Colorado, and Oregon, and includes a representative office in Seoul, South Korea. Our headquarters are located at 3200 Wilshire Boulevard, Suite 1400, Los Angeles, California 90010, and our telephone number at that address is (213) 639-1700.

Hope Bancorp exists primarily for the purpose of holding the stock of the Bank and other subsidiaries it may acquire or establish. Bank of Hope's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"), up to applicable limits.

We file reports with the Securities and Exchange Commission (the "SEC"), which include annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as proxy and information statements in connection with our stockholders' meetings. The SEC maintains a website that contains the reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is www.sec.gov. Our website address is www.bankofhope.com. Electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other information and reports we file with the SEC and amendments to those reports, are available free of charge by visiting the Investor Relations section of our website. These reports are generally posted as soon as reasonably practicable after they are electronically filed with the SEC. None of the information on or hyperlinked from the Company's website is incorporated into this Annual Report on Form 10-K.

Business Overview

Our principal business activities are conducted through the Bank and primarily consist of earning interest on loans and investment securities, which are primarily funded by customer deposits and other borrowings. Operating revenues consist of the difference between interest received and interest paid, gains and losses on the sale of financial assets, and fees earned for financial services provided to our customers. Interest rates are highly sensitive to many factors that are beyond our control, such as general economic conditions, new legislation and the policies of various governmental and regulatory authorities. Although our business may vary with local and national economic conditions, such variations are not generally seasonal in nature.

We offer a full suite of commercial, corporate and consumer loans, deposit and fee-based products and services, including commercial and commercial real estate lending, Small Business Administration ("SBA") lending, residential mortgage and other consumer lending, treasury management services, foreign currency exchange solutions, interest rate risk hedging products, and other and international trade financing, among others. Our website at www.bankofhope.com offers internet banking services and applications in both English and Korean.

On March 28, 2024, the Bank entered into a Purchase and Assumption Agreement with PromiseOne Bank, a Georgia state bank, to sell the deposits, other liabilities, and certain physical assets of the Bank's two branches located in Virginia (Annandale and Centreville). The transaction was completed on October 1, 2024.

On April 26, 2024, the Company entered into a merger agreement with Territorial Bancorp Inc. ("Territorial"), headquartered in Honolulu, Hawaii. Under the terms of the merger agreement, assuming the transaction is consummated, Territorial will merge with and into the Company, immediately followed by the merger of Territorial's subsidiary bank, Territorial Savings Bank, with and into the Company's subsidiary bank, Bank of Hope. Upon completion, Territorial shareholders would receive a fixed exchange ratio of 0.8048 shares of the Company's common stock in exchange for each share of Territorial common stock they own. Based on the closing price of the Company's common stock on April 26, 2024, this represented a value of $8.82 per share of Territorial common stock, although the actual value will be determined upon the completion of the merger. Following the completion of the pending transaction, the legacy Territorial franchise in Hawaii would continue to do business under the trade name Territorial Savings, a division of Bank of Hope.

Lending Activities

Commercial and Industrial Loans

We provide commercial and industrial ("C&I") loans to small business, middle market, corporate and institutional borrowers through the Company's branch network, loan production offices, and specialized industry lending teams. These C&I loans, at times done through participations in a syndicated facility, are provided for various purposes such as working capital needs, purchasing inventory, debt refinancing, business acquisitions, and other business-related financing needs. C&I loans are typically classified as (1) revolving, or short-term loans, or lines of credit or (2) term loans to businesses. Short-term loans are often used to finance business working capital needs, collateralized with current assets, and typically have terms of one year with interest paid monthly on the outstanding balance with the principal balance due at maturity. Term loans typically have terms of three to five years with principal and interest paid monthly. The credit worthiness of our borrowers is evaluated before a loan is originated through financial spread and collateral analysis and, if large enough, with financial projections to cover both base and downside case cash flow scenarios. Credit worthiness is typically reviewed quarterly to address potential borrower covenant defaults/appropriate borrower action plans as well as loan risk grading. We seek to establish full banking relationships for all our commercial customers that include all of the Bank's financing, deposit and fee-based products and services. We also offer C&I loans under the SBA 504, SBA 7(a), and SBA Express Loan ("EZ") programs, which are described in more detail in the following sub-section titled *Small Business Administration Loans*.

Commercial Real Estate Loans

Commercial real estate ("CRE") loans cover a broad array of commercial real estate segments including multi-tenant retail, hotels/motels, gas stations & car washes, mixed-use facilities, industrial warehouses, multi-family, single-tenant retail, office and other. CRE loans are extended for the purchase and refinance of real estate and are generally secured by first deeds of trust. The maturities on the majority of such loans are generally five to seven years with a 25-year principal amortization schedule and a balloon payment due at maturity. We offer both fixed and floating rate CRE loans in addition to offering clients interest rate hedging options. It is our general policy to restrict CRE loan amounts to no more than 75% of the appraised value of the underlying collateral property at the date of origination.

We also originate loans to finance CRE construction projects including one-to-four family residences, multifamily residences, senior housing, and commercial projects. As construction loans make up only a small percentage of the total loan portfolio, these loans are not further broken down into classes. For a breakdown of CRE loans by owner occupied and non-owner occupied, as well as by property types, see "Commercial Real Estate Loans" section in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition".

Small Business Administration Loans

We extend loans partially guaranteed by the SBA. We primarily extend SBA loans known as SBA 7(a) loans, SBA 504 loans, and SBA EZ loans. SBA 7(a) loans are typically extended for working capital needs, purchase of inventory, purchase of machinery and equipment, debt refinance, business acquisitions, start-up financing, or to purchase or construct owner occupied commercial property. SBA 7(a) loans are typically term loans with maturities up to 10 years for loans not secured by real estate, and up to 25 years for real estate secured loans. SBA loans are fully amortizing with monthly payments of principal and interest. SBA 7(a) loans are typically floating rate loans that are secured by business assets and/or real estate. Depending on the loan amount, each loan is typically guaranteed 75% to 85% by the SBA, with a maximum gross loan amount to any one small business borrower of $5.0 million and a maximum SBA guaranteed amount of $3.75 million.

We are generally able to sell the guaranteed portion of the SBA 7(a) loans in the secondary market at a premium and earn servicing fee income on the sold portion over the remaining life of the loan. In addition to the interest income earned on the unguaranteed portion of the SBA 7(a) loans that are not sold, we recognize income from gains on sales and loan servicing income on the SBA 7(a) loans that are sold. From June 30, 2023, through March 31, 2024, we elected to retain our SBA 7(a) loan production on our Consolidated Statements of Financial Condition and did not record any gain on sale of SBA loans. Due to lower premium rates paid in the secondary market, it was more economic to retain the production on our Consolidated Statements of Financial Condition and earn interest income on the full production amount. During the 2024 second quarter, the Company resumed sales of the guaranteed portion of its SBA 7(a) loans as secondary market premium rates increased.

SBA 504 loans are typically extended for the purpose of purchasing owner occupied commercial real estate or long-term capital equipment. SBA 504 loans are typically extended for up to 20 years or the life of the asset being financed. SBA 504 loans are financed as a participation loan between the Bank and the SBA through a Certified Development Company ("CDC"). Generally, the loans are structured to give the Bank a 50% first deed of trust ("TD"), the CDC a 40% second TD, and the remaining 10% is funded by the borrower. Interest rates for the first TD bank loans are subject to normal bank commercial rates and terms, and the second TD CDC loans are fixed for the life of the loans based on certain indices.

SBA EZ loans are C&I loans that are unsecured term loans extended for business purposes. The maximum loan amount is $350 thousand, and loans are processed based on the Company's credit scoring program.

Our SBA loans are originated through our SBA loan department, our SBA loan production offices, or can be referred through our branch network. The Bank has been designated as an SBA Preferred Lender, which is the highest designation awarded by the SBA. This designation generally facilitates a more efficient marketing and approval process for SBA loans. We have attained SBA Preferred Lender status nationwide.

Consumer and Other Loans

Our consumer loans primarily consist of single-family mortgages; we also offer credit card loans and personal loans, and have historically offered home equity loans through Hope's predecessor banks. Our single-family mortgages are secured by a first deed of trust on single family residences under a variety of loan products including fixed-rate and adjustable-rate mortgages with either 30-year or 15-year terms. Adjustable-rate mortgage loans are also offered with flexible initial and periodic adjustments ranging from five to seven years.

Investing Activities

The main objective of our investment portfolio is to provide a source of on-balance sheet liquidity while providing a means to manage our interest rate risk, generating an adequate level of interest income without taking undue risks. Subject to various restrictions, our investment policy permits investment in various types of securities, certificates of deposit ("CDs"), and federal funds sold. Our investments include equity investments, and available for sale and held to maturity investment portfolios, which consist of U.S. Treasury securities, government sponsored agency bonds, mortgage-backed securities, collateralized mortgage obligations ("CMOs"), asset-backed securities, corporate securities, and municipal securities. For a detailed breakdown of our investments, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Investment Securities Portfolio."

Our securities are classified for accounting purposes as equity investments, investments available for sale ("AFS"), or investments held to maturity ("HTM"). Securities purchased to meet investment-related objectives, such as liquidity management or interest rate risk, and which may be sold as necessary to implement management strategies, are designated as AFS at the time of purchase. Investment securities that the Bank has the positive intent and ability to hold to maturity are designated as investments HTM.

Deposit Activities

We attract both short-term and long-term deposits from the general public by offering a wide range of deposit products and services. Through our branch network, we provide our banking customers with personal and business checking accounts, money market accounts, savings accounts, time deposit accounts, individual retirement accounts, 24-hour automated teller machines ("ATM"), internet banking and bill-pay, remote deposit capture, lock boxes, and automated clearing house ("ACH") origination services. In addition to our consumer and commercial deposits, we obtain both secured and unsecured wholesale deposits, including public deposits such as State of California Treasurer's time deposits; brokered demand deposits, money market, and time deposits, as well as deposits gathered from outside of the Bank's normal market area through deposit listing services and our online banking platform.

FDIC-insured deposits are our primary source of funds. As part of our asset-liability management, we analyze our customer and wholesale deposit maturities and interest rates to monitor and manage our cost of funds, to the extent feasible in the context of changing market conditions, as well as to promote stability in our supply of funds. For additional information on deposits, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Deposits".

Borrowing Activities

When we have more funds than required for our reserve requirements or short-term liquidity needs, we may sell federal funds to other financial institutions. Conversely, when we have less funds than required, we may borrow funds from the Federal Home Loan Bank of San Francisco (the "FHLB"), the Federal Reserve Bank of San Francisco ("the Federal Reserve Bank"), or from our correspondent banking relationships. In addition, we may borrow from the FHLB on a longer term basis to provide funding for certain loan or investment securities strategies, as well as for asset-liability management.

The FHLB functions in a reserve credit capacity for qualifying financial institutions. As a member, we are required to own capital stock in the FHLB and may apply for advances from the FHLB on an unsecured basis or by utilizing qualifying loans and certain securities as collateral. The FHLB offers a full range of borrowing programs on its advances, with terms ranging from one day to thirty years, at competitive market rates. A prepayment penalty is usually imposed for early repayment of these advances. Information concerning FHLB advances and other borrowings is included in Note 9 of our Notes to Consolidated Financial Statements.

We may also borrow from the Federal Reserve Bank's discount window. The maximum amount that we may borrow from the Federal Reserve Bank's discount window is up to 99% of the estimated fair value of qualifying loans and securities that we pledge. In 2023, the Federal Reserve Bank, under the Bank Term Funding Program ("BTFP"), previously allowed institutions to pledge certain securities at par value and borrow at a rate no lower than the interest rate on reserve balances in effect on the day the loan was made. The BTFP ceased making new advances in March 2024.

Long-Term Debt

At December 31, 2024, we had nine wholly-owned subsidiary grantor trusts ("Trusts") that have issued $126.0 million of pooled trust preferred securities ("Trust Preferred Securities"). The Trust Preferred Securities accrue and pay distributions periodically at specified annual rates as provided in the related indentures for the securities. The Trusts used the net proceeds from the offering of the Trust Preferred Securities to purchase a like amount of subordinated debentures of Hope Bancorp (the "Debentures"). The Debentures are the sole assets of the trusts. Our obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by us of the obligations of the Trusts. The Trust Preferred Securities are mandatorily redeemable upon the maturity of the Debentures (which have maturity dates ranging from 2033 to 2037), or upon earlier redemption as provided in the indentures. We have the right to redeem the Debentures in whole (but not in part) on a quarterly basis at a specified redemption price. We also have the right to defer interest on the Debentures for up to five years.

In 2018, we issued $217.5 million aggregate principal amount of 2.00% convertible senior notes maturing on May 15, 2038, in a private offering to investors. The convertible notes were issued as part of our plan to repurchase shares of our common stock. On May 15, 2023, most holders of our convertible notes exercised their right to put their notes and therefore we paid off $197.1 million of convertible note principal in cash. In addition, we repurchased our notes in the aggregate principal amount of $19.9 million in 2023, and the repurchased notes were immediately cancelled subsequent to repurchase. The remaining net carrying balance of convertible notes at December 31, 2024, was $444 thousand.

Market Area and Competition

As of December 31, 2024, we had 46 branches in the United States, predominantly in multi-ethnic communities. Of these, 25 were located in California, nine were located in New York and New Jersey; four were in Washington; three were in Illinois; three were in Texas; one was in Alabama, and one was in Georgia. We also had nine loan production offices located in California, Colorado, Florida, Georgia, Oregon, Texas, and Washington, as well as a representative office in Seoul, South Korea.

The banking and financial services industry generally, and in our market areas specifically, is highly competitive. The competitive environment is primarily a result of strong competition among community, regional and national banks; changes in regulations; changes in technology and product delivery systems, as well as consolidation among financial services companies. In addition, federal legislation may have the effect of further increasing the pace of consolidation within the financial services industry. See "Supervision and Regulation."

We compete for loans, deposits, and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, marketplace finance platforms, money market funds, credit unions, and other non-bank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets, are more widely recognized, have broader geographic scope, and offer a broader range of financial services than we do.

Economic Conditions, Government Policies and Legislation

Our profitability, like that of most depository institutions, depends, among other things, on interest rate differentials. In general, the difference between the interest expense on interest bearing liabilities, such as deposits, borrowings, or debt, and the interest income on our interest earning assets, such as loans we extend to our customers, securities held in our investment portfolio, and interest earning cash, as well as the level of noninterest bearing deposits, has a significant impact on our profitability. Interest rates are highly sensitive to many factors that are beyond our control, such as the economy, inflation, unemployment, consumer spending, and political changes and events. The impact that future changes in domestic and foreign economic and political conditions might have on our performance cannot be predicted.

Our business is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve System (the "FRB"). The FRB implements national monetary policies (with objectives such as curbing inflation or preventing recession) through its open-market operations in U.S. government securities, by adjusting the required level of reserves for depository institutions subject to its reserve requirements, and by varying the targeted federal funds and discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits, and affect interest rates earned on interest earning assets and paid on interest bearing liabilities. The nature and impact on Hope Bancorp, and the Bank, of future changes in monetary and fiscal policies cannot be predicted.

From time to time, legislation and regulations are enacted or adopted which have the effect of increasing the cost of doing business, limiting, or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies, financial holding companies, and other financial institutions and financial services providers are frequently made in the U.S. Congress, in state legislatures, and by various regulatory agencies. These proposals may result in changes in banking statutes and regulations and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase the cost of doing business, limit permissible activities, restrict our growth or expansionary activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations. See "Supervision and Regulation."

Supervision and Regulation

General

Hope Bancorp and the Bank are subject to extensive regulation and supervision under state and federal banking laws. This regulatory framework covers substantially all of the business activities of Hope Bancorp and the Bank. In the exercise of their regulatory and supervisory authority, the bank regulatory agencies have emphasized capital planning and stress testing, liquidity management, enterprise risk management, corporate governance, anti-money laundering compliance, information technology adequacy, cybersecurity preparedness, vendor management, and fair lending and other consumer compliance obligations. The federal and state regulatory systems are intended primarily for the protection of depositors, customers, the FDIC deposit insurance fund (the "DIF") and the banking system as a whole, rather than for the protection of our stockholders or other investors.

The following summarizes certain banking laws and regulations that apply to Hope Bancorp and the Bank. These descriptions of statutes and regulations and their possible effects do not purport to be complete descriptions of all of the provisions of those statutes and regulations and their possible effects on us, nor do they purport to identify every statute and regulation that may apply to us.

Bank Holding Company Regulation

Hope Bancorp is a registered bank holding company under the Bank Holding Company Act. As a bank holding company, Hope Bancorp is subject to regulation, supervision and regular examination by the FRB and is required to file periodic reports of its operations with the FRB and other such reports as the FRB may require.

Bank holding companies are required to maintain certain levels of capital (See "Capital Adequacy Requirements") and must serve as a source of financial and managerial strength to subsidiary banks and commit resources as necessary to support each subsidiary bank. FRB regulations and polices limit the dividends a bank holding company may pay to its stockholders and the amount of its shares that it may repurchase (See "Dividends and Stock Repurchases"). FRB rules and policies also regulate provisions of certain bank holding company debt and the FRB may impose interest ceilings and reserve requirements on such debt and require prior approval to purchase or redeem debt securities in certain situations.

The FRB may require a bank holding company to terminate an activity or terminate control of or liquidate or divest certain subsidiaries, affiliates or investments if the FRB believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any bank subsidiary. Under certain circumstances, the FRB could, for example, prohibit Hope Bancorp from paying dividends or repurchasing its common stock on the basis that doing would be an unsafe or unsound banking practice.

The activities in which a bank holding company may engage are limited to those activities determined by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Bank holding companies that elect and retain "financial holding company" status pursuant to the Gramm-Leach-Bliley Act of 1999 (the "GLBA") may also engage in broader securities, insurance, merchant banking and other activities that are determined to be "financial in nature" or are incidental or complementary to activities that are financial in nature. To elect and retain financial holding company status, a bank holding company and all depository institution subsidiaries of a bank holding company must be considered well capitalized and meet certain other requirements. Hope Bancorp has not elected financial holding company status and neither Hope Bancorp nor the Bank has engaged in any activities determined by the FRB to be financial in nature or incidental or complementary to activities that are financial in nature.

A bank holding company must seek approval from the FRB prior to acquiring all or substantially all of the assets of any bank or bank holding company or the ownership or control of voting shares of any bank or bank holding company if, after giving effect to such acquisition, it would own or control, directly or indirectly, more than 5 percent of a bank. Under the Bank Merger Act, the prior approval of the FDIC is required for the Bank to merge with another bank or purchase all or substantially all of the assets or assume any of the deposits of another FDIC-insured depository institution. Federal banking regulators review competition, management, financial, compliance and other factors when considering applications for these approvals. Similar California or other state banking agency approvals may also be required.

The Company is also a bank holding company within the meaning of Section 3700 of the California Financial Code. Therefore, the Company and its subsidiaries are subject to examination by, and may be required to file reports with, the California Department of Financial Protection and Innovation (the "DFPI"). DFPI approvals are also required for bank mergers and acquisitions.

Bank Regulation

The Bank is a California state-chartered bank whose deposit accounts are insured by the FDIC, up to applicable limits. As such, the Bank is subject to regulation, supervision, and regular examination by the DFPI and the FDIC. The Bank is also subject to regulation, supervision, and examination by the Consumer Finance Protection Bureau ("CFPB") with respect to federal consumer financial laws. While the Bank is not a member of the FRB, the Bank is also subject to certain regulations of the FRB.

Federal and state laws and regulations applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, lending activities, servicing and foreclosing on loans, borrowings, capital requirements, certain check-clearing activities, dividends, branching, and mergers and acquisitions. California banks are also subject to statutes and regulations including FRB Regulation O, Federal Reserve Act Sections 23A and 23B and Regulation W, which restrict or limit loans or extensions of credit to "insiders", including officers, directors, and principal stockholders, and loans or extension of credit by banks to affiliates or purchases of assets from affiliates, including parent bank holding companies, except pursuant to certain exceptions and only on terms and conditions at least as favorable to those prevailing for comparable transactions with unaffiliated parties. The Dodd-Frank Wall Street Reform and Consumer Protection Action (the "Dodd-Frank Act") expanded definitions and restrictions on transactions with affiliates and insiders under Sections 23A and 23B and also lending limits for derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

Under the Federal Deposit Insurance Act ("FDI Act") and the California Financial Code, California state chartered commercial banks may generally engage in any activity permissible for national banks. Therefore, the Bank may form subsidiaries to engage in the many so-called "closely related to banking" or "nonbanking" activities commonly conducted by national banks in operating subsidiaries or by subsidiaries of bank holding companies. Further, California state-chartered banks may conduct certain financial activities permitted under GLBA in a "financial subsidiary" to the same extent as a national bank, provided the bank is and remains well-capitalized, well-managed and in satisfactory compliance with the Community Reinvestment Act (the "CRA"). The Bank currently conducts no non-banking or financial activities through subsidiaries.

Capital Adequacy Requirements

Hope Bancorp and the Bank are subject to similar regulatory capital requirements administered by its primary federal supervisory banking agencies. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the federal banking agencies have adopted capital rules based on the Basel III Accord (the "Basel III Capital Rules"). The Basel III Capital Rules became effective on January 1, 2015. The Basel III Capital Rules are risk-based, meaning that the levels of capital required vary based on the perceived degree of risk associated with a banking organization's balance sheet assets, such as loans and investment securities, and those recorded as off-balance sheet items, such as commitments, letters of credit, and recourse arrangements. The risk classifications and, therefore, the required capital amounts may be subject to qualitative judgments by regulators about components, risk-weighting, and other factors.

The Basel III Capital Rules (i) establish a capital measure called "common equity Tier 1" and a related regulatory capital ratio of common equity Tier 1 to risk-weighted assets, (ii) specify that Tier 1 capital consists of common equity Tier 1 and "additional Tier 1 capital" instruments meeting certain requirements, (iii) mandate that most deductions and adjustments to regulatory capital measures be made to common equity Tier 1 and not to the other components of capital, and (iv) specify deductions from and adjustments to capital that are somewhat more expansive than those under prior capital rules. The Basel III Capital Rules differ from earlier capital rules by excluding from Tier 1 capital trust preferred securities (subject to certain grandfathering exceptions for organizations like Hope Bancorp, which had less than $15 billion in assets as of December 31, 2009), mortgage servicing rights and certain deferred tax assets and to include unrealized gains and losses on available for sale debt and equity securities (unless the organization opts out of including such unrealized gains and losses).

Under the Basel III Capital Rules, the minimum capital ratios applicable to Hope Bancorp and the Bank are as follows:

- 4.5% common equity Tier 1 to risk-weighted assets;

- 6.0% Tier 1 capital (that is, common equity Tier 1 plus additional Tier 1 capital) to risk-weighted assets;

- 8.0% total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets; and

- 4.0% Tier 1 capital to average consolidated assets as reported on regulatory financial statements (known as the "leverage ratio"). To be considered well-capitalized under the Prompt Corrective Action framework, the Bank must maintain a minimum Tier 1 leverage ratio of at least 5.0%.

The Basel III Capital Rules include an additional "capital conservation buffer" of 2.5% of risk-weighted assets above the regulatory minimum capital ratios. If Hope Bancorp and the Bank do not maintain capital sufficient to satisfy the capital conservation buffer, we would face restrictions in our ability to pay dividends, repurchase shares, and pay discretionary bonuses.

Including the capital conservation buffer of 2.5%, the minimum ratios for a banking organization are as follows: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5% and (iii) a total capital ratio of 10.5%. Management believes that as of December 31, 2024, Hope Bancorp and the Bank met all requirements under the Basel III Capital Rules applicable to them on a fully phased-in basis, including the capital conservation buffer. At December 31, 2024, the ratios of each of Hope Bancorp and the Bank exceeded the minimum percentage requirements to generally be deemed "well-capitalized" for bank regulatory purposes and satisfied the capital conservation buffer requirement. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

While the Basel III Capital Rules set higher regulatory capital standards for Hope Bancorp and the Bank, bank regulators may also continue their past policies of expecting banks to maintain capital in excess of the minimum requirements. The implementation of the Basel III Capital Rules or more stringent requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Company's net income and return on equity, restrict the ability to pay dividends or executive bonuses and require the raising of additional capital.

The Bank is also subject to capital adequacy requirements under the California Financial Code.

See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Increased Supervision and Regulation for Bank Holding Companies with Consolidated Assets of More than $10 Billion

As a banking organization with consolidated assets exceeding $10 billion, the Company is subject to heightened supervision and regulation imposed by the Dodd-Frank Act, such as the following:

- We are subject to periodic examination by the CFPB with respect to compliance with federal consumer financial laws. Although we were subject to regulations issued by the CFPB when we were less than $10 billion in assets, the Bank's primary federal regulator, the FDIC, previously had responsibility for our consumer compliance examinations. See "Consumer Finance Protection Bureau."

- We are subject to the maximum permissible interchange fee for swipe transactions, equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions.

- We calculate our FDIC deposit assessment base using a performance score and a loss-severity score system described below in "Deposit Insurance."

- We are subject to the "Volcker Rule," which generally restricts us from engaging in activities that are considered proprietary trading and from sponsoring or investing in certain entities, including hedge or private equity funds that are considered covered funds. While Hope Bancorp and the Bank had no investment positions or relationships at December 31, 2024, that were subject to the Volcker Rule, we may be subject to the compliance and recording keeping provisions of this rule.

The Dodd-Frank Act requires banking organizations with consolidated assets exceeding $10 billion to establish board-level risk committees and to perform annual stress tests. The Economic Growth, Regulatory Relief, and Consumer Protection Act enacted in 2018 raised the asset thresholds for these requirements to $50 billion and $100 billion, respectively.

Many aspects of the Dodd-Frank Act continue to be subject to rule-making or proposed change, making it difficult to anticipate the overall financial impact on the Company, its customers or the financial industry in general. Provisions in the legislation that affect deposit insurance assessments, payment of interest on demand deposits and interchange fees could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate.

Prompt Corrective Action

The FDI Act requires the federal bank regulatory agencies to take "prompt corrective action" with respect to a depository institution that does not meet certain capital adequacy standards, including requiring the prompt submission of an acceptable capital restoration plan. Depending on the bank's capital ratios, the agencies' regulations define five categories in which an insured depository institution will be placed: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At each successive lower capital category, an insured bank is subject to more restrictions, including restrictions on the bank's activities, operational practices, ability to accept, renew or rollover brokered deposits, and to pay dividends or executive bonuses.

The prompt corrective action standards conform with the Basel III Capital Rules. In order to be generally considered well-capitalized for bank regulatory purposes, the Bank is required maintain the following minimum capital ratios: a common equity Tier 1 ratio of 6.5%, a Tier 1 ratio of 8%, a total capital ratio of 10%, and a leverage ratio of 5%. A bank meeting the minimum capital ratios required to be considered well-capitalized, adequately capitalized, or undercapitalized may, however, may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or practice warrants such treatment.

The federal banking agencies also may require banks and bank holding companies subject to enforcement actions to maintain capital ratios in excess of the minimum ratios otherwise generally required to be deemed well-capitalized for bank regulatory purposes, in which case institutions may no longer be deemed to be well-capitalized and may therefore be subject to certain restrictions such as on taking brokered deposits.

Consumer Compliance Laws

The Bank must comply with numerous federal and state consumer protection statutes and implementing regulations, including, but not limited to, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act, the California Homeowner Bill of Rights, and various federal and state privacy protection laws, including the Telephone Consumer Protection Act, and CAN-SPAM Act. CFPB regulations mandate specific underwriting criteria for home loans requiring lenders to make a reasonable, good faith determination of a consumer's ability to repay, establish certain protections from liability under the requirements for "qualified mortgages" that meet certain specific standards and implement TILA-RESPA Integrated Disclosure requirements for mortgages. The Bank and Hope Bancorp are also subject to federal and state laws prohibiting unfair or fraudulent business practices, untrue or misleading advertising and unfair competition.

These laws and regulations mandate certain disclosure and reporting requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, servicing, collecting and foreclosure of loans, and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including but not limited to enforcement actions, injunctions, fines or criminal penalties, punitive damages to consumers, and the loss of certain contractual rights.

Community Reinvestment Act

The Bank is subject to the CRA, which requires federal banking regulators to evaluate the record of a financial institution in meeting the credit needs of its local communities, including in low- and moderate-income neighborhoods. The federal banking agencies consider a financial institution's compliance with the CRA into account when considering regulatory applications for mergers and other expansionary activities. The Bank received a "Satisfactory" rating in the most recent public disclosure of CRA performance evaluation released by the FDIC in 2024, which states that the Bank's CRA performance under the lending, investment, and service tests supports the overall rating.

In 2024, the federal banking regulators issued final CRA rules to adapt to changes in the banking industry, including the expanded role of mobile and online banking, and to tailor performance standards to account for differences in bank size and business models. The new rule also includes data collection and reporting requirements, some of which are applicable only to banks with over $10 billion in assets, like the Bank. Most provisions of the final rule will become effective on January 1, 2026, and the data reporting requirements will become effective on January 1, 2027.

USA PATRIOT Act and Anti-Money Laundering Laws

Under the USA PATRIOT Act of 2001, financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence standards that are intended to prevent and detect the use of the United States financial system for money laundering and terrorist financing activities. The act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum standards specified by the act, follow minimum standards for customer identification and maintenance of customer identification records, and regularly compare customer lists against lists of suspected terrorists, terrorist organizations, and money launderers.

The Bank Secrecy Act (the "BSA") establishes requirements for recordkeeping and reporting by banks and other financial institutions that are intended to help identify the source, volume and movement of currency and other monetary instruments into and out of the United States, to help detect and prevent money laundering connected with drug trafficking, terrorism, and other criminal activities. Under the BSA and related regulations, banking institutions must file suspicious activity reports and maintain programs designed to assure and monitor compliance with certain recordkeeping and reporting requirements regarding currency transactions. The programs must include systems and internal controls to assure ongoing compliance, provide for independent testing of such systems and compliance and provide appropriate personnel training.

The Anti-Money Laundering Act of 2020 ("AMLA"), which amends the BSA, was enacted in January 2021. The AMLA is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for BSA compliance; and expands enforcement- and investigation-related authority, including increasing available sanctions for certain BSA violations and instituting whistleblower incentives and protections.

The federal banking agencies consider a financial institution's effectiveness in combating money laundering when considering regulatory applications for mergers and other expansionary activities.

Loans to One Borrower

Under California law, the Bank's ability to make aggregate secured and unsecured loans to borrower is limited to 25% and 15%, respectively, of the Bank's unimpaired capital and surplus. The Bank has established internal loan limits that are lower than the legal lending limits for a California bank.

Deposit Insurance

The FDIC is an independent federal agency that insures deposits, up to prescribed statutory limits, of federally insured banks and savings institutions, and safeguards the safety and soundness of the depository institutions. The FDIC insures our customer deposits through the DIF up to prescribed limits, currently $250 thousand per customer. The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound, or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of the bank's depositors. The termination of the Bank's deposit insurance would result in the revocation of the Bank's charter by the DFPI.

We are generally unable to control the amount of assessments that we pay for FDIC insurance, which can be affected by the cost of bank failures to the FDIC, among other factors. The Dodd-Frank Act revised the FDIC's DIF management authority by setting requirements for the Designated Reserve Ratio (the DIF balance divided by estimated insured deposits) and redefining the assessment base which is used to calculate banks' quarterly assessments. The amount of FDIC assessments paid by each DIF member institution is based on its asset size and its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

In November 2023, the FDIC approved a special assessment at the rate of approximately 13.4 basis points per year, to be paid in eight quarterly installments beginning in the first quarter of 2024. This rate will be applied to an assessment base of the insured depository institution's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits. In February 2024, the FDIC informed banks of an increase from the original estimate related to this special assessment. This additional amount was paid in two additional quarterly installments, at a rate of approximately 9.4 basis points per year on the same adjusted assessment base. We recorded an expense of $691 thousand and $4.0 million in 2024 and 2023, respectively for the total amount due under this special assessment.

Any future changes in FDIC insurance assessments may have a material and adverse effect on our earnings and could have a material adverse effect on the value of, or market for, our common stock.

Safety and Soundness Standards; Regulatory Enforcement Authority

The federal and California bank regulatory agencies have extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of appropriate loan loss reserves for regulatory purposes. The federal bank regulatory agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before an institution's capital becomes impaired. The guidelines establish operational and managerial standards generally relating to: (1) internal controls, information systems, and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest-rate exposure; (5) asset growth and asset quality; and (6) compensation, fees, and benefits. Further, the regulatory agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves.

If the FRB, the FDIC or the DFPI should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the Company's or the Bank's operations are unsatisfactory or that the Company or the Bank or management is violating or has violated any law or regulation, these agencies have the authority to:

- Require affirmative action to correct any conditions resulting from any violation or practice;

- Direct an increase in capital and the maintenance of higher specific minimum capital ratios, which could preclude Hope Bancorp or the Bank from being deemed well-capitalized which, in the case of the Bank, would restrict its ability to accept certain brokered deposits, for example;

- Restrict Hope Bancorp's or the Bank's growth geographically, by products or services, or by mergers and acquisitions;

- Enter into or issue informal or formal enforcement actions, including required board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders or prompt corrective action orders to take corrective action and cease unsafe and unsound practices;

- Assess civil money penalties;

- Require prior approval of senior executive officer or director changes; remove officers and directors and assess civil monetary penalties; and

- Terminate FDIC insurance, revoke the charter and/or take possession of and close and liquidate the Bank or appoint the FDIC as receiver.

Dividends and Stock Repurchases

Hope Bancorp's ability to pay dividends or repurchase shares of its common stock is subject to restrictions set forth in the Delaware General Corporation Law. The Delaware General Corporation Law provides that a Delaware corporation may pay dividends or repurchase its shares either (i) out of the corporation's surplus (as defined by Delaware law), or (ii) if there is no surplus, out of the corporation's net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. It is the FRB's policy, however, that bank holding companies should generally pay dividends on common stock only out of income available over the previous four quarters, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. FRB policy requires that a bank holding company must notify the FRB if its dividends or repurchase or redemption of shares would cause a net reduction in the amount of such capital instrument outstanding at the beginning of the quarter in which the redemption or repurchase occurs. It is also the FRB's policy that bank holding companies should not maintain dividend levels or repurchase shares in amounts that would undermine their ability to be a source of strength to its banking subsidiaries. The FRB also discourages dividend payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. In addition, if Hope Bancorp does not maintain an adequate capital conservation buffer under the Basel III Capital Rules, its ability to pay dividends to or repurchase shares from stockholders may be restricted.

The Bank is a legal entity that is separate and distinct from Hope Bancorp. Hope Bancorp depends on the Bank's payment of dividends as its primary source of cash for use in Hope Bancorp's operations, Hope Bancorp's payment of dividends to stockholders and Hope Bancorp's stock repurchases. The Bank's ability to pay dividends to Hope Bancorp is subject to provisions of the California Financial Code that limit the amount available for cash dividends to the lesser of a bank's retained earnings or net income for its last three fiscal years (less any distributions to stockholders made during such period). Where the above test is not met, cash dividends may still be paid, with the prior approval of the DFPI, in an amount not exceeding the greatest of (1) retained earnings of the Bank; (2) the net income of the Bank for its last fiscal year; or (3) the net income of the Bank for its current fiscal year. The Bank's ability to pay cash dividends to Hope Bancorp will also depend upon management's assessment of future capital requirements, contractual restrictions, and other factors. In addition, if the Bank does not maintain an adequate capital conservation buffer under the Basel III Capital Rules, the Bank may face restrictions on its ability to pay dividends to Hope Bancorp.

Consumer Financial Protection Bureau

The Dodd-Frank Act created the CFPB as an independent entity within the FRB with broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans, and credit cards. The CFPB's functions include investigating consumer complaints, conducting market research, rulemaking, supervising and examining bank consumer transactions, and enforcing rules related to consumer financial products and services. CFPB regulations and guidance apply to all financial institutions and banks with $10 billion or more in assets are subject to examination by the CFPB. The Bank is subject to examination by the CFPB. The CFPB has the authority to bring formal and informal enforcement actions against the Bank similar to those that may be brought by the federal banking regulators discussed above.

Human Capital Resources

It is our philosophy to attract, develop, and retain a diverse range of qualified bankers who share our values, entrepreneurial spirit and unwavering commitment to service. The Company respects, values, and invites diversity in our team members, customers, suppliers, marketplace, and community. We seek to recognize the unique contribution each individual brings to our Company, and we are fully committed to supporting a rich culture of diversity as a cornerstone to our success.

Through our social rewards and recognition platform, called Bucketlist, employees recognize one another for milestones and achievements, or simply express gratitude to anyone within the Bank for demonstrating Bank of Hope Core Values of trust, excellence, agility, meritocracy, and service.

We provide professional development opportunities to team members and seek to improve retention, development, and job satisfaction of team members from diverse groups by providing career skills training, mentoring, and tuition fee reimbursements to support job-related higher education. All employees of Bank of Hope are required to undergo various training courses on a quarterly basis to promote their ongoing growth and professional development as bankers. Training courses focus on compliance, banking regulations, information security, cybersecurity, and workplace safety, among others, as well as business code and ethics topics, including confidentiality, and our whistle blower, anti-harassment, and conflict of interest policies.

We offer a leading compensation and benefits package that includes medical, dental and vision healthcare, 401(k) benefits, parental and family leave, holiday paid time off, and tuition assistance. We are committed to the long-term health of our employees and provide basic life, basic accidental death, and dismemberment ("AD&D") and long-term disability insurance, Flexible Spending Accounts ("FSA"), and discounted gym memberships, among others. Our benefits package also features value-added services focused on our employees' well-being and mental health, including survivor assurance programs, financial wellness counseling, and mental wellness counseling.

As of December 31, 2024 and 2023, the Bank and Hope Bancorp both had 1,244 full-time equivalent employees. None of our employees are represented by a union or covered by a collective bargaining agreement. Management believes that its relations with its employees are good.

Our employees actively share their talents with their communities through volunteer activities in education, economic development, human and health services, and community reinvestment. Our employees are committed to be good neighbors that foster growth for our customers and communities. As a community-based bank, we are committed to being model corporate citizens in our communities through various forms of investments, contributions, and volunteer work.

Some of the highlights we have taken to be a socially responsible company are:

- Approximately 37% of the Bank's branches are located in low-to-moderate income areas;

- Our employees had nearly 312 hours of CRA-reportable volunteer hours in 2024;

- We funded approximately $2.24 billion of loans in 2024;

- We invest in affordable housing partnerships, CRA investments, CDFI investments and in renewal energy credits;

- We had approximately 528 CRA-reportable small business loans totaling to $196.2 million in 2024, with 439 loans totaling $153.8 million within the Bank's assessment areas;

- We had approximately over $600 thousand in charitable donations to 158 organizations to support the social, educational, and cultural wellness of the communities in which we operate; and

- We awarded 60 students scholarships of $2,500 each in 2024. In aggregate, we contributed approximately more than $3.0 million to the Hope Scholarship Foundation since its establishment in 2001.

Our Environmental, Social and Governance ("ESG") report and webpage are available in our investor relation website (www.ir-hopebancorp.com). The ESG report contains our ESG progress including the establishment of an ESG framework, ESG policy, and our achievements on ESG compliance.

Item 1A.   RISK FACTORS

In the course of conducting our business operations, we are exposed to a variety of risks, some of which are inherent in the financial services industry and others of which are more specific to our own business. The following discussion addresses the most significant risks that could affect our business, financial condition, liquidity, results of operations, and capital position. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs, our business, financial condition and results of operations may be materially and adversely effected. In that event, the market price for our common stock would likely decline.

Risks Related to our Business

Economic conditions in the markets in which we operate may adversely affect our loan portfolio and reduce the demand for our services. Adverse economic conditions in our market areas could potentially have a material adverse impact on the quality of our business. An economic slowdown in the markets in which we operate, or may do so in the future, may have any or all of the following consequences, any of which may reduce our net income and adversely affect our financial condition:

- loan delinquencies may increase;

- problem assets and foreclosures may increase;

- the level and duration of deposits may decline;

- demand for our products and services may decline; and

- collateral for loans may decline in value below the principal amount owed by the borrower.

We have a high level of loans secured by real estate collateral. A downturn in the real estate market may seriously impair our loan portfolio. As of December 31, 2024, approximately 63% of our loan portfolio consisted of loans secured by various types of commercial real estate (excluding 1-4 family residential mortgage loans). A slowdown in the economy is often accompanied by declines in the value of real estate, which may have a material and adverse effect on our net income and capital levels.

Our commercial loan and commercial real estate loan portfolios expose us to risks. Charge-offs on commercial and commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. The payment experience on commercial real estate loans that are secured by income producing properties are typically dependent on the successful operation of the related property tenants and thus, may subject us to adverse conditions in the real estate market or to the general economy. The collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than for residential properties because there are fewer potential purchasers of the collateral.

Unexpected deterioration in the credit quality of our commercial or commercial real estate loan portfolios would require us to increase our provision for credit losses, which would reduce our profitability and could materially adversely affect our business, financial condition, results of operations and prospects.

In addition, with respect to commercial real estate loans, federal and state banking regulators have expressed concerns about weakness in the commercial real estate market. As a result, banking regulators are examining commercial real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loan growth or exposure to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels. Because a significant portion of our loan portfolio is comprised of commercial real estate loans, the banking regulators may require us to maintain higher levels of capital than we would otherwise be expected to maintain, which could limit our ability to leverage our capital and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our allowance for credit losses may not cover our actual loan losses. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely, or at all, or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In accordance with generally accepted accounting principles in the United States of America ("GAAP"), we maintain an allowance for credit losses to provide for loan defaults and non-performance. If our actual credit losses exceed the amount we have allocated for estimated current expected credit losses, our business will be adversely affected. We attempt to limit the risk that borrowers will fail to repay loans by carefully underwriting our loans, but losses nevertheless occur in the ordinary course of business operations. We create allowances for estimated credit losses through provisions that are recorded as reductions in income in our accounting records. We base these allowances on estimates of the following:

- historical experience with our loans;

- evaluation of current economic conditions and other factors;

- reviews of the quality, mix and size of the overall loan portfolio;

- reviews of delinquencies; and

- the quality of the collateral underlying our loans.

If our allowance estimates are inadequate, we may incur losses, our financial condition may be materially and adversely affected, and we may be required to try and raise additional capital to enhance our capital position. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowance. These agencies may require us to establish additional allowances based on their judgment of the information available at the time of their examinations. No assurance can be given that we will not sustain loan losses in excess of present or future levels of the allowance for credit losses or that regulatory agencies will not require us to increase our allowance thereby, impacting our profitability.

An increase in nonperforming assets would reduce our income and increase our expenses. If the level of nonperforming assets increases in the future, it may adversely affect our operating results and financial condition. Nonperforming assets are mainly loans on which the borrowers are not making their required payments. Nonperforming assets also include loans that have been restructured to permit the borrower to make payments, and real estate that has been acquired through foreclosure or deed in lieu of foreclosure of unpaid loans. To the extent that assets are nonperforming, we would have a lower balance of earning assets generating interest income and an increase in credit related expenses, including provisions for credit losses.

Increases in the level of our problem assets, occurrence of operating losses or a failure to comply with requirements of the agencies that regulate us may result in regulatory actions against us, which may materially and adversely affect our business and the market price of our common stock. The DFPI, the FDIC, and the FRB each have authority to take actions to require that we comply with applicable regulatory capital requirements, cease engaging in what they perceive to be unsafe or unsound practices or make other changes in our business. Among others, the corrective measures that such regulatory authorities may take include requiring us to enter into informal or formal agreements regarding our operations, the issuance of cease and desist orders to refrain from engaging in unsafe and unsound practices, removal of officers and directors, or the assessment of civil monetary penalties. See Item 1 "Business – Supervision and Regulation" for a further description of such regulatory powers.

Our use of appraisals in deciding whether to make loans secured by real property does not ensure that the value of the real property collateral will be sufficient to repay our loans. In considering whether to make a loan secured by real property, we require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made and requires the exercise of a considerable degree of judgment. If the appraisal does not accurately reflect the amount that may be obtained upon sale or foreclosure of the property, whether due to a decline in property value after the date of the original appraisal or defective preparation of the appraisal, we may not realize an amount equal to the indebtedness secured by the property and as a result, we may suffer losses.

Changes in interest rates affect our profitability. The interest rate risk inherent in our lending, investing, and deposit taking activities is a significant market risk to us and our business. We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest earning assets, and interest paid on deposits, borrowings and other interest bearing liabilities. In general, the wider the spread, the more net interest income we earn. When market interest rates change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can greatly affect our income. In addition, interest rate fluctuations can affect how much money we may be able to lend. There can be no assurance that we will be successful in minimizing the potentially adverse effects of changes in interest rates.

If we lose key employees, our business may suffer. There is intense competition for experienced and highly qualified personnel in the banking industry. Our future success depends on the continued employment of existing senior management personnel. If we lose key employees temporarily or permanently, it may hurt our business. We may be particularly hurt if our key employees, including any of our executive officers, became employed by our direct competitors.

We are exposed to the risks of natural disasters. A significant portion of our operations are concentrated in Southern California, which is an earthquake and fire prone region. A major earthquake or fire in the Greater Los Angeles Area may result in material loss to us. A significant percentage of our loans are and will be secured by real estate. Our borrowers may suffer uninsured property damage, experience interruption of their businesses or lose their jobs after an earthquake or fire. Those borrowers might not be able to repay their loans, and the collateral for such loans may decline significantly in value. Unlike a bank with operations that are more geographically diversified, we are vulnerable to greater losses if an earthquake, fire, flood, mudslide, or other natural catastrophe occurs in Southern California. The Greater Los Angeles Area fires in early 2025 did not have material impact to the Company or its borrowers.

Changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations. The current Presidential Administration has signaled that tariffs and retaliatory tariffs, as well as other trade restrictions, may be imposed against U.S. trading partners. In response to tariffs, foreign countries have implemented, or may implement, retaliatory tariffs on U.S. goods. Historically, tariffs have led to increased trade and political tensions. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. It may also cause the prices of our customers' products to increase, which could reduce demand for such products, or reduce our customers' margins, and adversely impact their revenues, financial results, and ability to service debt. This in turn could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us, or on the markets in which we operate our business, our results of operations and financial condition could be materially and adversely impacted in the future. At this time, it remains unclear what the U.S. government or foreign governments will or will not do with respect to additional tariffs that may be imposed or international trade agreements and policies.

We may experience adverse effects from acquisitions. We have acquired other banking companies and bank offices in the past, and will consider additional acquisitions as opportunities arise. For example, on April 26, 2024, we entered into a merger agreement with Territorial Bancorp Inc. See Item 1 "Business-Business Overview" and Note 24 of our Notes to Consolidated Financial Statements for more information about our pending merger with Territorial Bancorp Inc. If we do not adequately address the financial and operational risks associated with acquisitions of other companies, we may incur material unexpected costs and disruption of our business. Future acquisitions may increase the degree of such risks.

Risks involved in acquisitions of other companies include:

- the risk of failure to adequately evaluate the asset quality of the acquired company;

- difficulty in assimilating the operations, technology, and personnel of the acquired company;

- diversion of management's attention from other important business activities;

- costs and unpredictability of stockholder litigation in connection with acquisitions;

- difficulty in maintaining good relations with the loan and deposit customers of the acquired company;

- inability to maintain uniform and effective operating standards, controls, procedures, and policies;

- potentially dilutive issuances of equity securities or the incurrence of debt and contingent liabilities; and

- amortization of expenses related to acquired intangible assets that have finite lives.

Liquidity risks may impair our ability to fund operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans, and other sources may have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities may be impaired by factors that affect us specifically or the financial services industry in general. Factors that may detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to acquire deposits or borrow may also be impaired by factors that are not specific to us, such as a disruption of the financial markets or negative views and expectations about the prospects for the banking industry or the general financial services industry as a whole.

Fraudulent activity or breaches or failures of our information system controls, including those related to cybersecurity incidents, could have a material adverse effect on our business. As a financial institution, we are susceptible to fraudulent activity and security breaches, including those related to cybersecurity incidents, that may materially and adversely affect us or our clients or our third-party service providers. Fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, social engineering, and other dishonest acts. Information system breaches and other cybersecurity threats may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks, and ransomware or other cyber-attacks. There continues to be a rise in electronic fraudulent activity, security breaches, and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Consistent with industry trends, we have also experienced an increase in attempted electronic fraudulent activity and information system breaches in recent periods.

As a financial institution, we receive and maintain the business and personal information of our customers on a daily basis. Information pertaining to us and our clients is maintained, and transactions are executed, on the networks and information systems owned or used by us, our clients and certain of our third-party service providers, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these information systems, are essential to protect us and our clients against fraud and security breaches and to maintain our clients' confidence. We face the risk that this information may be fraudulently or otherwise improperly accessed, used, or disclosed in a cyber-attack or other security breach of the information systems we rely upon. Large corporations, including financial institutions and retail companies, have increasingly suffered major cybersecurity incidents relating to information system breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potential fraudulent activity. In the ordinary course of our business, we have experienced and expect to continue to experience cyber-based attacks and other cybersecurity threats that may compromise our information systems, the consequences of which could be material and adverse.

Our inability to anticipate or adequately mitigate against fraudulent activity, cybersecurity incidents and other security breaches may result in financial losses, litigation, increased regulatory scrutiny or supervisory actions and/or damage to our reputation, any of which may be material.

We rely on technology and information systems that may be disrupted, which would pose operational risks. Our business depends on the continuous operation of our information and data processing systems and related operational infrastructure, some of which are provided by third party vendors. We rely on these systems for, among other things, communications, processing customer transactions, recordkeeping, and financial controls. The failure of any of these resources, including but not limited to failures due to cybersecurity incidents, operational or systems failures, interruptions of client service operations or interruptions in third party data processing or other vendor support, may cause material disruptions in our business, impairment of customer relations, exposure to our customers for liability, reputational harm, and action by bank regulatory authorities. Breaches of the information systems owned or used by us also may occur, and on occasion have occurred, through intentional or unintentional acts by those having access to our systems or our clients' or counterparties' confidential information, including employees. In addition, increases in criminal activity, and the levels and sophistication of the same, advances in computer capabilities, vulnerabilities in third-party technologies (including browsers and operating systems), and other developments could result in a compromise or breach of the technology, processes and controls that we use in the operation of our business, which could have a material and adverse effect on our business, results of operation and financial condition.

The development and use of artificial intelligence ("AI") presents risks and challenges that may adversely impact the Company's business. The Company may develop or incorporate AI technology in certain business processes, services, or products in the future. In addition, the Company's third-party (or fourth-party) vendors, clients, or counterparties may have developed or in the future may develop AI technology in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to the Company's business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in the Company's implementation of AI technology and increase the Company's compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, that infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding, and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, the Company may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which the Company may have limited visibility. Any of these risks could expose the Company to liability or adverse legal or regulatory consequences and harm the Company's reputation and the public perception of its business or the effectiveness of its security measures.

Diverse views, increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks. Companies are facing increasing scrutiny from customers, regulators, investors, investor advocacy groups, and other stakeholders related to their ESG practices and disclosure, especially as they relate to the environment, health and safety, diversity, labor conditions, and human rights. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our financial condition and results of operations. In addition, views about ESG are diverse and rapidly changing. In recent years, "anti-ESG" sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted "anti-ESG" policies, legislation, or initiatives. Recently an executive order was issued that opposes diversity and inclusion ("DEI") initiatives in the private sector. Institutional investors and proxy advisory firms have also updated or are in the process of updating their guidelines and expectations with respect to ESG and DEI initiatives. New and changing state or federal government regulations could result in additional compliance obligations, expand mandatory and voluntary reporting, diligence, and disclosure, and could result in our sustaining reputational harm, which could adversely impact our financial condition and results of operations and could have an adverse effect on the trading price of our common stock. Additionally, concerns over the long-term impacts of climate change have led and could continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We, along with our customers, will need to respond to new or changing laws and regulations as well as consumer and business preferences resulting from climate change concerns. We may also face cost increases, asset value reductions, and operating process changes, among other impacts. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans.

Our business reputation is important and any damage to it may have a material adverse effect on our business. Our reputation is very important for our business, as we rely on our relationships with our current, former, and potential clients and stockholders in the communities we serve. Any damage to our reputation, whether arising from regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, our conduct of our business or otherwise may have a material adverse effect on our business.

As we expand outside our traditional geographic markets, we may encounter additional risks that may adversely affect us. Currently, the majority of our offices are located in California, but we also have branches or loan production offices in the greater New York City area, Chicago, Houston, Dallas, Tampa, and Seattle metropolitan areas, New Jersey, Colorado, Georgia, and Alabama. Over time, we may seek to establish offices in other parts of the United States as well. We may encounter significant risks, including unfamiliarity with the characteristics and business dynamics of new markets, increased marketing and administrative expenses and operational difficulties arising from our efforts to attract business in new markets, manage operations in noncontiguous geographic markets, comply with local laws and regulations and effectively, and consistently manage our non-California personnel and business. If we are unable to manage these risks, our operations may be materially and adversely affected.

Adverse conditions in South Korea or globally may adversely affect our business. A substantial number of our customers have economic and cultural ties to South Korea and, as a result, we are likely to feel the effects of adverse economic and political conditions there. If economic or political conditions in South Korea deteriorate, we may, among other things, be exposed to economic and transfer risk, and may experience an outflow of deposits by our customers with connections to South Korea. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may materially and adversely impact the recoverability of investments in or loans made to such entities. Adverse economic conditions in South Korea may also negatively impact asset values and the profitability and liquidity of our customers who operate in this region. In addition, a general overall decline in global economic conditions may materially and adversely affect our profitability and overall results of operations.

Legal and Regulatory Risks

Governmental regulation and regulatory actions against us may further impair our operations or restrict our growth. We are subject to significant governmental supervision and regulation. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change. In addition, regulations may be adopted which increase our deposit insurance premiums and enact special assessments which could increase expenses associated with running our business and adversely affect our earnings.

There can be no assurance that such statutes and regulations, any changes thereto or to their interpretation will not adversely affect our business. In particular, these statutes and regulations, and any changes thereto, could subject us to additional costs (including legal and compliance costs), limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. In addition to governmental supervision and regulation, we are subject to changes in other federal and state laws, including changes in tax laws, which could materially affect us and the banking industry generally. We are subject to the rules, regulations of, and examination by the FRB, the FDIC, the DFPI, and the CFPB. In addition, we are subject to the rules and regulation of the Nasdaq Stock Market and the SEC and are subject to enforcement actions and other punitive actions by these agencies. If we fail to comply with federal and state regulations, the regulators may limit our activities or growth, impose fines on us or in the case of our bank regulators, ultimately require our bank to cease its operations. Bank regulations can hinder our ability to compete with financial services companies that are not regulated in the same manner or are less regulated. Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

- the capital that must be maintained;

- the kinds of activities that can be engaged in;

- the kinds and amounts of investments that can be made;

- the locations of offices;

- insurance of deposits and the premiums that we must pay for this insurance;

- procedures and policies we must adopt;

- conditions and restrictions on our executive compensation; and

- how much cash we must set aside as reserves for deposits.

In addition, bank regulatory authorities have the authority to bring enforcement actions against banks and bank holding companies, including the Bank and Hope Bancorp, for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the authority. Enforcement actions against us could include a federal conservatorship or receivership for the bank, the issuance of additional orders that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to enter into a strategic transaction, whether by merger or otherwise, with a third party, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders. In addition, as we are over $10 billion in assets, we are subject to enhanced CFPB examination and required to perform more comprehensive stress-testing on our business and operations.

We cannot predict whether or in what form any other proposed regulations or statutes will be adopted or the extent to which our business may be affected by any new regulation or statute. These changes become less predictable, yet more likely to occur, following the transition of power from one presidential administration to another. Any such changes could subject our business to additional costs, limit the types of financial services and products we may offer and increase the ability of non-banks to offer competing financial services and products, among other things. Moreover, the turnover of the presidential administration is expected to result in certain changes in the leadership and senior staffs of the federal banking agencies. Such changes are likely to impact the rulemaking, supervision, examination and enforcement priorities and policies of the agencies. In addition, changes in key personnel at the agencies that regulate such banking organizations, including the federal banking agencies, may result in differing interpretations of existing rules and guidelines and potentially different enforcement priorities than previously. The potential impact of any changes in agency personnel, policies, priorities, and interpretations on the financial services sector, including us, cannot be predicted.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations. The BSA, the USA PATRIOT Act of 2001, the Anti-Money Laundering Act of 2020, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control and compliance with the Foreign Corrupt Practices Act. If our policies, procedures, and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, on our ability to engage in expansionary activities, such as mergers and acquisitions, and restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition, and results of operations.

SBA lending is an important part of our business. Our SBA lending program is dependent upon the federal government, and we face specific risks associated with originating SBA loans. Our SBA lending program is dependent upon the federal government. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process required for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's Preferred Lender status. If we lose our status as a Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect to our financial results. Any changes to the SBA program, including changes to the level of guarantee provided by the federal government on SBA loans, may also have a material adverse effect on our business.

The sales of SBA 7(a) loans result in both premium income at the time of sale and a stream of future servicing income. We may not be able to continue originating these loans or selling them in the secondary market. Furthermore, even if we are able to continue originating and selling SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on the non-guaranteed portion of a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us, which could materially adversely affect our business, financial condition, results of operations, and prospects.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably**.**

Environmental laws may force us to pay for environmental problems. The cost of cleaning up or paying damages and penalties associated with environmental problems may increase our operating expenses. When a borrower defaults on a loan secured by real property, we often purchase the property in foreclosure or accept a deed to the property surrendered by the borrower. We may also take over the management of commercial properties whose owners have defaulted on loans. We also lease premises where our branches and other facilities are located, all where environmental problems may exist. Although we have lending, foreclosure and facilities guidelines that are intended to exclude properties with an unreasonable risk of contamination, hazardous substances may exist on some of the properties that we own, lease, manage or occupy. We may face the risk that environmental laws may force us to clean up the properties at our expense. The cost of cleaning up a property may exceed the value of the property. We may also be liable for pollution generated by a borrower's operations if we take a role in managing those operations after a default. We may find it difficult or impossible to sell contaminated properties.

Changes in accounting standards may affect how we record and report our financial condition and results of operations. Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes and their impacts on us can be hard to predict and may result in unexpected and materially adverse impacts on our reported financial condition and results of operations.

<u>*Financial and Market Risks*</u>

We may reduce or discontinue the payment of dividends on common stock. Our stockholders are only entitled to receive such dividends as our board of directors (the "Board") may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may need to reduce or eliminate our common stock dividend in the future. Our ability to pay dividends to our stockholders is subject to the restrictions set forth in Delaware law, by the FRB, and by certain covenants contained in our subordinated debentures. Notification to the FRB is also required prior to our declaring and paying a cash dividend to our stockholders during any period in which our quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. We may not pay a dividend if the FRB objects or until such time as we receive approval from the FRB or we no longer need to provide notice under applicable regulations. In addition, we often rely on cash distributions from the Bank to fund dividends to our stockholders. The Bank's ability to make cash distributions to Hope Bancorp is subject to the restrictions set forth under the California Financial Code and would also be subject to prior approval or restriction by the DFPI if the distribution by the Bank exceeds the lesser of (a) the retained earnings of the Bank or (b) three fiscal years net income, less distributions made by the Bank during such period. We cannot provide assurance that the Bank will be able to continue making cash distributions to Hope Bancorp, which could in turn, affect our ability to continue paying dividends on our common stock. The Bank may not be able to distribute cash to us if the DFPI objects or until such time as the Bank receives approval from the DFPI or the Bank no longer needs to obtain approval under applicable regulations. Further, the Bank may be restricted by applicable law or regulation or actions taken by its regulators, now or in the future, from making cash distributions to Hope Bancorp, which could, in turn, adversely impact our ability to pay dividends to our stockholders. Likewise, we may be restricted by applicable law or regulation or actions taken by our regulators, now or in the future, from paying dividends to our stockholders. Lastly, we cannot provide assurance that we will continue paying dividends on our common stock at current levels or at all. A reduction or discontinuance of dividends on our common stock could have a material adverse effect on our business, including the market price of our common stock.

The value of our securities in our investment portfolio may decline in the future. The fair value of our investment securities may be adversely affected by market conditions, including changes in interest rates, implied credit spreads, and the occurrence of any events adversely affecting the issuer of particular securities in our investments portfolio or any given market segment or industry in which we are invested. We analyze our securities available for sale on a quarterly basis to determine if there is a requirement to recognize current expected credit losses. The process for determining current expected credit losses usually requires complex, subjective judgments about the future financial performance of the issuer in order to assess the probability of receiving all contractual principal and interest payments sufficient to recover our amortized cost of the security. Because of changing economic and market conditions affecting issuers, we may be required to recognize credit losses in future periods, which could have a material adverse effect on our business, financial condition, or results of operations.

If we fail to maintain an effective system of internal controls and disclosure controls and procedures, we may not be able to accurately report our financial results or prevent fraud. Effective internal control over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports, effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and business would be harmed. In addition, failure in our internal control over financial reporting and disclosure controls and procedures could cause us to fail to meet the continued listing requirements of the Nasdaq Global Select Market and, as a result, adversely impact the liquidity and trading price of our securities.

Anti-takeover provisions in our charter documents and applicable federal and state law may limit the ability of another party to acquire us, which could cause our stock price to decline. Various provisions of our charter documents could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our stockholders. These include, among other things, advance notice requirements to submit stockholder proposals at stockholder meetings and the authorization to issue "blank check" preferred stock by action of the Board acting alone, thus without obtaining stockholder approval. In addition, applicable provisions of federal and state banking law require regulatory approval in connection with certain acquisitions of our common stock and supermajority voting provisions in connection with certain transactions. In particular, both federal and state law limit the acquisition of ownership of, generally, 10% or more of our common stock without providing prior notice to the regulatory agencies and obtaining prior regulatory approval or non-objection or being able to rely on an exemption from such requirement. We are also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, prohibits us from engaging in any business combinations with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. Collectively, these provisions of our charter documents and applicable federal and state law may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

Our common stock is not insured and you could lose the value of your entire investment. An investment in our common stock is not a deposit and is not insured against loss by any government agency.

General Risk Factors

Our common stock is equity and therefore is subordinate to indebtedness and preferred stock. Our common stock constitutes equity interests and does not constitute indebtedness. As such, common stock will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims against us, including in the event of our liquidation. We may, and the Bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. Additionally, holders of common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock that may be outstanding from time to time. The Board is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our stockholders. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be materially adversely affected.

We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock. We periodically evaluate opportunities to access capital markets, taking into account our financial condition, regulatory capital ratios, business strategies, anticipated asset growth and other relevant considerations. It is possible that future acquisitions, organic growth, or changes in regulatory capital requirements could require us to increase the amount or change the composition of our current capital, including our common equity. For all of these reasons and others, and always subject to market conditions, we may issue additional shares of common stock or other capital securities in public or private transactions.

The issuance of additional common stock, debt, or securities convertible into or exchangeable for our common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock. Holders of our common stock have no preemptive or other rights that would entitle them to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in dilution of the ownership interests of our stockholders.

Climate change concerns could adversely affect our business and our customers. Concerns over the long-term impacts of climate change have led and could continue to lead to governmental efforts around the world to mitigate those impacts. Climate change presents multi-faceted risks, including operational risk from the physical effects of climate events on us; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon-dependent economy; and reputational risk from stakeholder concerns about our practices related to climate change. Consumers and businesses are changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers' and businesses' behaviors and business preferences, may affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. The governmental and supervisory focus on climate change could also result in our becoming subject to new or heightened regulatory requirements relating to climate change, such as requirements relating to operational resiliency or stress testing for various climate stress scenarios. Any such new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements. In connection with the transition to a low carbon economy, legislative or public policy changes and changes in consumer sentiment could negatively impact the businesses and financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. Our business, reputation, and ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective or insufficient.

We may be adversely affected by the lack of soundness of other financial institutions. The failures of some depository institutions in 2023 have raised concerns among depositors that their deposits may be at risk. While we believe the Bank is operated in a safe and sound manner, a market-wide loss of depositor confidence caused by the failures, or the perceived unsoundness, of other depository institutions could lead to deposit outflows at the Bank, potentially at levels that could materially and adversely affect our business, financial condition, results of operations and stock price.

Our ability to engage in routine funding transactions could be adversely affected by the actions and lack of soundness of other financial institutions. Financial services companies may be interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial services companies, or the financial services industry in general, could lead to market-wide liquidity problems and losses or defaults by financial institutions. These losses could have a material and adverse effect on our business, financial condition, results of operations and stock price.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 1C.   CYBERSECURITY

General

As a financial institution, cybersecurity is a high priority for us as we receive and maintain the business and personal information of our customers on a daily basis. In addition, our business operations rely extensively on the continuous operation of our information and data processing systems and related back-up systems. Accordingly, we have developed and maintain a cybersecurity program that is focused on the goals of preparing for, preventing, detecting, mitigating, responding to, and recovering from cyber threats and incidents, maintaining the privacy and protection of our customers' data, and the continuity of our information and data processing systems.

Cybersecurity Risk Management

We believe that we have a robust cybersecurity program that is aligned to industry-standard cybersecurity frameworks. To identify and assess material risks from cybersecurity threats, our corporate risk management team considers cybersecurity threat risks alongside other company risks as part of our overall risk assessment and management process. To implement and maintain our cybersecurity program, we have a dedicated information security team that is managed by our Chief Information Security Officer. We believe our information security team is well positioned to identify risks from cybersecurity threats based on numerous job qualifications and ongoing training.

As a regulated financial institution, we have designed our cybersecurity program based on the requirements of the GLBA and the Federal Financial Institutions Examination Council ("FFIEC") Cybersecurity Assessment Tool. Our processes for identifying, assessing, and managing material risks from cybersecurity threats includes reliance on the FFIEC Cybersecurity Assessment Tool as well as recurring audits and assessments of our cybersecurity program and controls.

In addition to the above, we periodically (and at least annually) conduct an overall inherent cybersecurity risk assessment based on threats, the likelihood of the threats, and the potential impact of these threats to the Company. We conduct this assessment by reviewing industry-recognized breach reports, identifying the top threats, calculating the likelihood and impact of these threats, and thereby determining our overall inherent risk. We then use the Cybersecurity Assessment Tool to establish a risk profile. Based on the risk profile, the FFIEC Cybersecurity Assessment Tool recommends a program maturity level, which we use to determine whether we have the requisite minimum security controls in place that are effective. This control evaluation then helps us to determine our cybersecurity residual risk and whether we need to implement any additional controls.

In addition to using FFIEC Cybersecurity Assessment Tool, we evaluate the robustness and effectiveness of our cybersecurity program both internally and externally with periodic internal risk assessments, and internal and third-party audits. We also use third party assessments to simulate threat actors to test and evaluate our cybersecurity controls and the effectiveness of our overall program. As part of our cybersecurity program, we have developed an incident response plan based on industry-standard cybersecurity frameworks, with procedures for responding to and remediating a cyber-incident, which also includes a process to activate our business continuity plan, if necessary. We also review and test our incident response plan through simulations and assessments.

Furthermore, we employ recurring security awareness training for employees and produce recurring security awareness material for our customers.

The secure maintenance and transmission of confidential information, as well as execution of transactions over the systems of our third-party service providers, is essential to protect us and our customers against fraud and security breaches and to maintain customer confidence. Information security and risk management are an integral part of our new product and service implementation and vendor relationship management to confirm that they all meet the minimum standards and policies established and approved by our Board. We have developed processes to identify and oversee risks from cybersecurity threats associated with our third-party service providers, which includes the information security team assisting with and assessing cybersecurity robustness during vendor selection and onboarding as well as risk-based monitoring of vendors on an ongoing basis.

In the ordinary course of our business, we have experienced and expect to continue to experience cyber-based attacks and other attempts to compromise our information systems, although none, to our knowledge, has had a material adverse effect on our business, financial condition, or results of operations. With regards to risks from cybersecurity threats, including as a result of previous cybersecurity incidents, we have conducted assessments and have determined that we do not believe any of the identified risks have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. While we do not believe cybersecurity threats are reasonably likely to affect us, our business strategy, our results of operations or our financial conditions, like all financial institutions, we face a risks of such threats, the consequences of which could be material. See Item 1A "Risk Factors – We are subject to operational risks relating to our technology and information systems," above. In addition, given the constant and evolving threat of cyber-based attacks, we incur significant costs in an effort to detect and prevent security breaches and incidents, and these costs may increase in the future.

Cybersecurity Governance

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives in the areas of strategy, operations, reporting, and compliance without exposing the organization to undue risk. While our Board has the ultimate oversight responsibility for the risk management process, the Board Risk Committee also has responsibility for overseeing risk management, including oversight of risks from cybersecurity threats. Additionally, as part of our cybersecurity governance, we annually purchase cybersecurity insurance customary for companies in our industry. While our Board and the Board Risk Committee oversee our cybersecurity program, management is responsible for implementing the program.

Our Chief Information Security Officer, who reports to our Chief Risk Officer, is responsible for managing our information security team, maintaining, and continuing to develop and implement our cybersecurity program enterprise-wide and assessing and managing risks from cybersecurity threats, subject to oversight by and reporting to the Board Risk Committee, which in turn reports directly to the Board. In addition to the Board Risk Committee, two of our management committees are also involved in overseeing risks from cybersecurity threats: our Enterprise Risk Management Committee and our Information Security Sub-Committee. These two management committees report to the Board Risk Committee, which in turn reports directly to the Board.

We have processes to inform the Board Risk Committee and the Board about risks from cybersecurity threats. Our management team reports its findings using the FFIEC Cybersecurity Assessment Tool and our information security team's determination as to whether our security controls, at a minimum, are in place and effective. The Chief Information Security Officer and the information security team regularly report to the Board Risk Committee and the Board regarding cybersecurity and related threats and trends, changes, control effectiveness and residual risk, the areas where our cybersecurity program may be improved and improvements made to address and remediate issues.

Item 2.   PROPERTIES

Our principal executive offices are located at 3200 Wilshire Blvd., Suite 1400, Los Angeles, California 90010. As of December 31, 2024, we operated full-service branches at 41 leased and five owned facilities, and we operated loan production offices at 9 leased facilities. Expiration dates of our leases range from 2025 to 2032. We believe our present facilities are suitable and adequate for our current operating needs.

Item 3.   LEGAL PROCEEDINGS

In the normal course of business, we are involved in various legal claims. We have reviewed all legal claims against us with counsel and have taken into consideration the views of such counsel as to the potential outcome of the claims. Loss contingencies for all legal claims totaled approximately $664 thousand at December 31, 2024. It is reasonably possible we may incur losses in addition to the amounts we have accrued. However, at this time, we are unable to estimate the range of additional losses that are reasonably possible because of a number of factors, including the fact that certain of these litigation matters are still in their early stages and involve claims for which, at this point, we believe have little to no merit. Management has considered these and other possible loss contingencies and does not expect the amounts to be material to any of the Consolidated Financial Statements.

Item 4.   MINE SAFETY DISCLOSURES

Not Applicable.

Part II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol "HOPE."

The following table sets forth quarterly dividends paid on our common stock for the past two fiscal years:

	For the Three Months Ended							
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Dividends Paid	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14	$ 0.14

The Board expects to continue to pay quarterly cash dividends, however, no assurance can be given as to whether future dividends will be paid as cash dividend payments are dependent on the Company's future earnings, capital requirements, and financial condition.

The closing price for our common stock on the NASDAQ Global Select Market on February 19, 2025, was $11.21 per share. As of February 19, 2025, there were 1,098 stockholders of record of our common stock.

Unregistered Sales of Equity Securities

There were no sales of any equity securities by the Company during the period covered this Annual Report on Form 10-K that were not registered under the Securities Act.

Issuer Purchases of Equity Securities

In January 2022, the Board approved a share repurchase program that authorized the Company to repurchase up to $50.0 million of its common stock. The stock repurchase authorization does not have an expiration date and may be modified, amended, suspended, or discontinued at the Company's discretion at any time without notice. The Company did not repurchase any shares as part of this program during the three months ended December 31, 2024.

The following table summarizes share repurchase activities during the three months ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
				(Dollars in thousands)
October 1, 2024 to October 31, 2024	—	$ —	—	$ 35,333
November 1, 2024 to November 30, 2024	—	—	—	35,333
December 1, 2024 to December 31, 2024	—	—	—	35,333
Total	—	$ —	—	

Stock Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return (stock price appreciation plus reinvested dividends) on our common stock with (i) the cumulative total return of the NASDAQ Composite Index, and (ii) the cumulative total return of the KBW Nasdaq Regional Banking Index.

The graph assumes an initial investment of $100 and reinvestment of dividends. Points on the graph represent the performance as of the last business day of each of the years indicated. The graph is not indicative of future price performance. The graph does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any filing by Hope Bancorp under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we may specifically incorporate this graph by reference.



ASSUMES $100 INVESTED ON DECEMBER 31, 2019
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDING DECEMBER 31, 2024

Stock/Index	Period Ending					
	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Hope Bancorp, Inc.	$100.00	$77.98	$109.55	$99.06	$98.96	$105.65
NASDAQ Composite Index	$100.00	$144.92	$177.06	$119.45	$172.77	$223.87
KBW Nasdaq Regional Banking Index	$100.00	$91.29	$124.74	$116.10	$115.64	$130.90

Item 6.   **[RESERVED]**

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our Consolidated Financial Statements and accompanying notes presented elsewhere in this Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under Item 1A "Risk Factors" and elsewhere in this Report. Please see the "Forward Looking Information" immediately preceding Part I of this Report.

Overview

Our principal business involves earning interest on loans and investment securities that are funded primarily by customer deposits, wholesale deposits, and other borrowings. Our operating income and net income are derived primarily from the difference between interest income received from interest earning assets and interest expense paid on interest bearing liabilities and, to a lesser extent, from fees received in connection with servicing loan and deposit accounts and income from the sale of loans. Our major expenses are the interest we pay on deposits and borrowings, provisions for credit losses, and general operating expenses, which primarily consist of salaries and employee benefits, occupancy costs, and other operating expenses. Interest rates are highly sensitive to many factors that are beyond our control, such as changes in the national economy and in the related monetary policies of the FRB, inflation, unemployment, consumer spending, and political changes and events. We cannot predict the impact that these factors and future changes in domestic and foreign economic and political conditions might have on our performance.

Our results are affected by economic conditions in our markets and to a lesser degree in South Korea. A decline in economic and business conditions in our market areas or in South Korea may have a material adverse impact on the quality of our loan portfolio or the demand for our products and services, which in turn may have a material adverse effect on our financial condition and results of operations.

Selected Financial Data

The following table presents selected financial and other data for each of the years in the five-year period ended December 31, 2024. The information below should be read in conjunction with, the more detailed information included elsewhere herein, including our Audited Consolidated Financial Statements and Notes thereto.

	As of or For The Year Ended December 31,				
	2024	2023	2022	2021	2020
	(Dollars in thousands, except share and per share data)				
Income Statement Data:					
Interest income	$ 953,980	$ 1,048,878	$ 716,115	$ 566,532	$ 598,878
Interest expense	526,129	523,017	137,694	53,762	131,380
Net interest income	427,851	525,861	578,421	512,770	467,498
Provision (credit) for credit losses	17,280	31,592	9,850	(12,395)	95,660
Net interest income after provision (credit) for credit losses	410,571	494,269	568,571	525,165	371,838
Noninterest income	47,077	45,577	51,397	43,594	53,432
Noninterest expense	324,684	361,959	323,920	293,487	282,979
Income before income tax provision	132,964	177,887	296,048	275,272	142,291
Income tax provision	33,334	44,214	77,771	70,700	30,776
Net income	$ 99,630	$ 133,673	$ 218,277	$ 204,572	$ 111,515
Per Common Share Data:					
Earnings — basic	$ 0.83	$ 1.11	$ 1.82	$ 1.67	$ 0.90
Earnings — diluted	$ 0.82	$ 1.11	$ 1.81	$ 1.66	$ 0.90
Cash dividends declared	$ 0.56	$ 0.56	$ 0.56	$ 0.56	$ 0.56
Book value (period end)	$ 17.68	$ 17.66	$ 16.90	$ 17.44	$ 16.66
Number of common shares outstanding (period end)	120,755,658	120,126,786	119,495,209	120,006,452	123,264,864
Balance Sheet Data—At Period End:					
Total assets	$ 17,054,008	$ 19,131,522	$ 19,164,491	$ 17,889,061	$ 17,106,664
Interest earning cash and deposits at other banks	235,541	1,756,154	293,002	44,947	94,014
Investment securities AFS and HTM	2,075,628	2,408,971	2,243,195	2,666,275	2,285,611
Loans receivable, net of unearned loan fees and discounts (excludes loans held for sale)	13,618,272	13,853,619	15,403,540	13,952,743	13,563,213
Deposits	14,327,489	14,753,753	15,738,801	15,040,450	14,333,912
FHLB and FRB borrowings	239,000	1,795,726	865,000	300,000	250,000
Convertible notes, net	444	444	217,148	216,209	204,565
Subordinated debentures	109,140	107,825	106,565	105,354	104,178
Stockholders' equity	2,134,505	2,121,243	2,019,328	2,092,983	2,053,745
Average Balance Sheet Data:					
Total assets	$ 17,746,408	$ 19,806,163	$ 18,231,609	$ 17,467,665	$ 16,515,102
Interest earning cash and deposits at other banks	856,768	1,685,462	116,689	774,756	921,163
Investment securities AFS and HTM	2,213,068	2,262,840	2,415,621	2,392,589	1,899,948
Loans receivable and loans held for sale	13,634,728	14,732,166	14,634,627	13,343,431	12,698,523
Deposits	14,677,630	15,630,018	15,172,272	14,727,807	13,560,629
FHLB and FRB borrowings	531,869	1,618,292	528,342	208,721	435,836
Stockholders' equity	2,130,140	2,061,665	2,034,027	2,071,453	2,032,570

	As of or For The Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
	(Dollars in thousands)				
Selected Performance Ratios:					
Return on average assets[1]	0.56 %	0.67 %	1.20 %	1.17 %	0.68 %
Return on average stockholders' equity[2]	4.68 %	6.48 %	10.73 %	9.88 %	5.49 %
Dividend payout ratio	68.07 %	50.44 %	30.91 %	33.71 %	62.22 %
Net interest margin[3]	2.55 %	2.81 %	3.36 %	3.09 %	3.00 %
Yield on interest earning assets[4]	5.69 %	5.60 %	4.16 %	3.42 %	3.84 %
Cost of interest bearing liabilities[5]	4.52 %	4.00 %	1.32 %	0.56 %	1.26 %
Efficiency ratio[6]	68.36 %	63.34 %	51.43 %	52.75 %	54.32 %
Regulatory Capital Ratios:					
Tangible common equity ("TCE") ratio	10.05 %	8.86 %	8.29 %	9.31 %	9.50 %
Hope Bancorp:					
Common equity tier 1	13.06 %	12.28 %	10.55 %	11.03 %	10.94 %
Tier 1 capital	13.79 %	12.96 %	11.15 %	11.70 %	11.64 %
Total capital	14.78 %	13.92 %	11.97 %	12.42 %	12.87 %
Tier 1 leverage	11.83 %	10.11 %	10.15 %	10.11 %	10.22 %
Bank of Hope:					
Common equity tier 1	13.61 %	12.75 %	12.03 %	12.96 %	12.90 %
Tier 1 capital	13.61 %	12.75 %	12.03 %	12.96 %	12.90 %
Total capital	14.61 %	13.71 %	12.85 %	13.68 %	14.14 %
Tier 1 leverage	11.68 %	9.94 %	10.94 %	11.20 %	11.33 %
Asset Quality Data:					
Nonaccrual loans[7]	$ 90,564	$ 45,204	$ 49,687	$ 54,616	$ 85,238
Accruing delinquent loans past due 90 days or more	229	261	401	2,131	614
Accruing troubled debt restructured loans [8]	—	—	16,931	52,418	37,354
Total nonperforming loans	90,793	45,465	67,019	109,165	123,206
Other real estate owned	—	63	2,418	2,597	20,121
Total nonperforming assets [9]	$ 90,793	$ 45,528	$ 69,437	$ 111,762	$ 143,327
Asset Quality Ratios:					
Nonaccrual loans to loans receivable	0.67 %	0.33 %	0.32 %	0.39 %	0.63 %
Nonperforming assets to total assets [9]	0.53 %	0.24 %	0.36 %	0.62 %	0.84 %
Allowance for credit losses to loans receivable	1.11 %	1.15 %	1.05 %	1.01 %	1.52 %
Allowance for credit losses to nonaccrual loans	166.21 %	351.06 %	326.76 %	257.34 %	242.55 %
Net charge-offs (recoveries) to average loans receivable	0.19 %	0.22 %	(0.08)%	0.40 %	0.07 %

_____

(1) Net income divided by average assets.

(2) Net income divided by average stockholders' equity.

(3) Net interest income divided by average interest earning assets.

(4) Interest income divided by average interest earning assets.

(5) Interest expense divided by average interest bearing liabilities.

(6) Noninterest expense divided by the sum of net interest income plus noninterest income.

(7) Excludes delinquent SBA loans that are guaranteed and currently in liquidation.

(8) The Company adopted ASU 2022-02 on January 1, 2023, which eliminated the concept of TDR loans from GAAP. Prior to January 1, 2023, nonperforming loans included accruing TDR loans.

(9) Nonperforming assets consist of nonperforming loans and OREO. Prior to January 1, 2023, nonperforming loans included accruing TDR loans.

Critical Accounting Policies

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and generally accepted practices within the banking industry. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. All of our significant accounting policies are described in Note 1 of our Notes to Consolidated Financial Statements presented elsewhere in this Report and are essential to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may materially and adversely differ from these estimates under different assumptions or conditions.

The following is a summary of the more subjective and complex accounting estimates and judgments affecting the financial condition and results reported in our financial statements. In each area, we have identified the variables we believe to be the most important in the estimation process. We use the best information available to us to make the estimations necessary to value the related assets and liabilities in each of these areas. Management has reviewed these critical accounting estimates and related disclosures with our Audit Committee.

Investment Securities

Description - We evaluate investment securities AFS and HTM for impairment related to credit losses on at least a quarterly basis. Based on our evaluation, we do not believe that we had any investment securities AFS or HTM with a credit loss impairment as of December 31, 2024. Investment securities are discussed in more detail under "Financial Condition - Investment Securities Portfolio."

Subjective Estimates and Judgments - Significant judgment is involved in determining when an investment securities AFS decline in fair value is credit impaired. Investment securities AFS in unrealized loss positions are first assessed as to whether we intend to sell, or if it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If one of the criteria is met, the security's amortized cost basis is written down to fair value through current earnings. We then apply a zero credit loss assumption to investment securities issued by the U.S. government or government-sponsored enterprises. For other securities that do not meet these criteria, we evaluate whether the decline in fair value resulted from credit losses or other factors. In evaluating whether a credit loss exists, we set up an initial filter for impairment triggers. Once the quantitative filters have been triggered, the securities are placed on a watch list and an additional assessment is performed to identify whether a credit impairment exists. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors.

The investment securities HTM as of December 31, 2024, were all issued by the U.S. government or government-sponsored enterprises and therefore the Company applied a zero credit loss assumption.

Impact if Actual Results Differ From Estimates and Judgments - Changes in management's assessment of the factors used to determine if an investment security is credit impaired could lead to additional impairment charges. Additionally, a security that had no apparent risk could be affected by a sudden or acute market condition and necessitate an impairment charge.

Allowance for Credit Losses

Description - The allowance for credit losses is maintained at a level believed to be adequate by management to absorb expected lifetime credit losses in the loan portfolio as of the date of the consolidated financial statements. The adequacy of the allowance for credit losses is determined by management based upon an evaluation and review of the credit quality of the loan portfolio, consideration of current and projected economic conditions and variables, historical loss experience, relevant internal and external factors that affect the collection of a loan, and other pertinent factors.

The allowance for credit losses is discussed in more detail under "Financial Condition - Allowance for Credit Losses."

Subjective Estimates and Judgments - We determine the adequacy of the allowance for credit losses by analyzing and estimating lifetime expected credit losses in the loan portfolio. The allowance for credit losses is determined utilizing quantitative and qualitative loss factors.

Included in the quantitative portion of our analysis of the allowance for credit losses are key inputs including borrowers' net operating income, debt coverage ratios, and real estate collateral values, as well as key inputs that are more subjective or require management's judgment including key macroeconomic variables from Moody's forecast scenarios including GDP, unemployment rates, interest rates, and commercial real estate prices. These key inputs are utilized in our models to develop probability of default ("PD") and loss given default ("LGD") assumptions used in the calculation of estimated quantitative losses. The key macroeconomic variables were derived from Moody's consensus scenario as of December 31, 2024 and 2023.

Certain key macroeconomic variable inputs used in the calculation of our allowance for credit losses experienced a change between projections as of December 31, 2023 versus projections as of December 31, 2024, particularly projected GDP growth which had improved projections and CRE Price Index growth rates, which had declining projections. This contributed to a decrease in our allowance for credit losses estimated loss rates at December 31, 2024, compared with December 31, 2023. Changes in the key macroeconomic variables are presented in the tables below.

Moody's consensus projected key macroeconomic variable inputs as of December 31, 2024:

	Year Ending December 31,		
	2025	2026	2027
GDP Growth*	2.1%	2.0%	2.0%
Unemployment Rate	4.4%	4.2%	4.1%
CRE Price Index Growth*	(0.4)%	4.3%	7.7%
10 Year Treasury Rate	4.2%	4.1%	3.8%

_____
* Represents year over year growth rates.

Moody's consensus projected key macroeconomic variable inputs as of December 31, 2023:

	Year Ending December 31,		
	2024	2025	2026
GDP Growth*	0.7%	2.2%	1.9%
Unemployment Rate	4.4%	4.1%	4.0%
CRE Price Index Growth*	(6.4)%	6.9%	8.5%
10 Year Treasury Rate	4.2%	4.0%	4.0%

_____
* Represents year over year growth rates.

In addition to an estimate of quantitatively derived losses, our allowance for credit losses also includes an estimate of qualitatively derived losses to account for risks not fully captured by the quantitative calculation of estimated credit losses. At December 31, 2024, the qualitative portion of our allowance for credit losses totaled $50.1 million compared with $35.7 million at December 31, 2023. The qualitative portion of our allowance for credit losses is determined by management and takes into consideration factors related to changes to lending policies, changes in the nature and volume of loans, risks related to lending management, changes to the volume and severity of past due and nonaccrual loans, changes in the quality of loan review, concentrations of credit, and other external factors. Some of these factors are more subjective than others and require significant judgment from management to determine estimated losses.

<u>Impact if Actual Results Differ From Estimates and Judgments</u> - Adverse changes in management's assessment of the assumptions and key inputs used to determine the allowance for credit losses could lead to increases in the allowance for credit losses through additional provisions for credit losses. If actual losses and conditions differ materially from the assumptions used to determine the allowance for credit losses, our actual credit losses could differ materially from management's estimates.

Moody's consensus forecast assumes that the probability that the economy will perform better than the consensus estimates is equal to the probability that it will perform worse. A sensitivity analysis of our allowance for credit losses was performed by estimating credit losses using the Moody's S2 scenario as of December 31, 2024, which has a more negative outlook on the economy compared with the Moody's consensus scenario. The S2 scenario includes assumptions including elevated market interest rates, which weakens credit sensitive spending more than anticipated. In addition, the combination of tariffs, rising inflation, deportations, global political unrest and tensions, and reduced credit availability causes the economy to fall into a mild recession in 2025. Incorporating key macroeconomic inputs from Moody's S2 projected scenario in our calculation of the allowance for credit losses resulted in additional allowance for credit losses of approximately $28.5 million compared with the results using the Moody's consensus forecast as of December 31, 2024. Management reviews the results using the comparison scenario for sensitivity analysis and considered the results when evaluating the qualitative factor adjustments.

While management believes that it has established adequate allowances for lifetime credit losses on loans, actual results may prove different, and the differences could be material.

Goodwill

<u>Description</u> - Goodwill is generally determined as the excess of the fair value of the consideration paid over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill recorded in a purchase business combination is determined to have an indefinite useful life and is not amortized but tested for impairment at least annually. Goodwill may also be tested for impairment on an interim basis if circumstances change or an event occurs between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The Company is managed as a single combined operating segment. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill.

<u>Subjective Estimates and Judgments</u> - Before applying the goodwill impairment test, in accordance with ASC 350 "Intangibles - Goodwill and Other", we perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. If we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we do not perform Step 1 of the impairment analysis. We assess certain qualitative factors to determine whether impairment is likely including: our market capitalization, capital adequacy, continued performance compared to peers, and continued improvement in asset quality trends, among others. This qualitative assessment can be subjective in nature and includes a certain amount of management judgment in determining whether it is more likely than not that a reporting unit's fair value is less than its carrying amount.

In the event we perform an impairment test, the determination of fair value is based on a combination of valuation techniques which include the income approach using the discounted cash flow method and market approach using the guideline public company method and guideline transaction method. These valuation approaches incorporate management assumptions and estimates including developing cash flow projections, selecting appropriate discount rates, calculation of a terminal growth rate, minimum target capitalization levels, identifying relevant market comparables, incorporating current and projected economic conditions, and selecting an appropriate control premium.

<u>Impact if Actual Results Differ From Estimates and Judgments</u> - Changes in qualitative factors assessed, changes to assumptions used in the impairment test, selection and weighting of the various fair value techniques, and downturns in economic or business conditions, could have a significant adverse impact on the carrying value of goodwill and could result in impairment losses which could have a material impact in our financial condition and earnings. We performed a goodwill impairment quantitative test as of September 30, 2023, and based on this analysis we concluded the fair value of the Company exceeded the carrying value by 15.4%, using a discount rate of 13.6% for the income approach. Management performed a sensitivity analysis of the discount rate used in the income approach of the goodwill impairment analysis, and a 50 basis point increase to the discount rate would result in the fair value of the Company exceeding the carrying amount by 10.9%. We did not perform a quantitative test for the year ended December 31, 2024, as we performed a qualitative analysis that indicated that goodwill was more than likely not impaired.

Goodwill is discussed in more detail in <u>Note 5</u> to our Notes to Consolidated Financial Statements presented in this Report.

Income Taxes

<u>Description</u> - We use the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of our asset and liabilities. The realization of the net deferred tax asset generally depends upon future levels of taxable income and the existence of prior years' taxable income, to which "carry back" refund claims could be made. A valuation allowance is maintained, when necessary, to reduce deferred tax assets that management estimates are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Furthermore, tax positions that could be deemed uncertain are required to be disclosed and reserved for if it is more likely than not that the position would not be sustained upon audit examination. Taxes are discussed in more detail in <u>Note 11</u> to our Notes to Consolidated Financial Statements presented in this Report.

<u>Subjective Estimates and Judgments</u> - Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities. Some judgments are subjective and involve estimates and assumptions about matters that are inherently uncertain. In determining the valuation allowance, we use historical and forecasted future operating results. In determining the level of reserve needed for uncertain tax positions, we consider relevant current legislation and court rulings, among other authoritative items, to determine the level of exposure inherent in our tax positions. Management believes that the accounting estimate related to the valuation allowance and uncertain tax positions are a critical accounting estimate because the underlying assumptions can change from period to period.

<u>Impact if Actual Results Differ From Estimates and Judgments</u> - Although management believes that the judgments and estimates used are reasonable, should actual factors and conditions differ materially from those considered by management, the actual realization of the net deferred tax asset and tax positions taken could differ materially from the amounts recorded in the financial statements. If we are not able to realize all or part of our net deferred tax asset in the future or if a tax position is overturned by a taxing authority, an adjustment to the deferred tax asset valuation allowance would be charged to income tax expense in the period such determination was made which could have a material impact on our earnings.

Results of Operations

Operations Summary

Our most significant source of income is net interest income, which is the difference between our interest income and our interest expense. Generally, interest income is generated from the loans we extend to our customers, our investments and interest earning cash, and interest expense is generated from interest bearing deposits our customers have with us and from our borrowings or debt. Our ability to generate profitable levels of net interest income is largely dependent on our ability to manage the levels of interest earning assets and interest bearing liabilities, and the rates received or paid on them, as well as our ability to maintain sound asset quality and appropriate levels of capital and liquidity. As mentioned above, interest income and interest expense may fluctuate based on factors beyond our control, such as economic or political conditions and policies.

We attempt to minimize the effect of interest rate fluctuations on net interest margin by monitoring our interest sensitive assets and our interest sensitive liabilities. Net interest income can be affected by a change in the composition of assets and liabilities, such as replacing higher yielding loans with a like amount of lower yielding investment securities. Changes in the level of nonaccrual loans and changes in volume and interest rates can also affect net interest income.

Our other source of income is noninterest income, including service charges and fees on deposit accounts, net gains on sale of loans that were held for sale and investment securities AFS, and other income and fees.

Our expenses consist of interest expense, the provisions for credit losses, and noninterest expenses, which are primarily salaries and benefits and occupancy expense. The following table presents our Condensed Consolidated Statements of Income and the changes year over year.

	Year Ended December 31, 2024	Increase (Decrease) Amount	%	Year Ended December 31, 2023	Increase (Decrease) Amount	%	Year Ended December 31, 2022
				(Dollars in thousands)			
Interest income	$ 953,980	$ (94,898)	(9)%	$ 1,048,878	$ 332,763	46 %	$ 716,115
Interest expense	526,129	3,112	1 %	523,017	385,323	280 %	137,694
Net interest income	427,851	(98,010)	(19)%	525,861	(52,560)	(9)%	578,421
Provision for credit losses	17,280	(14,312)	(45)%	31,592	21,742	221 %	9,850
Noninterest income	47,077	1,500	3 %	45,577	(5,820)	(11)%	51,397
Noninterest expense	324,684	(37,275)	(10)%	361,959	38,039	12 %	323,920
Income before income tax provision	132,964	(44,923)	(25)%	177,887	(118,161)	(40)%	296,048
Income tax provision	33,334	(10,880)	(25)%	44,214	(33,557)	(43)%	77,771
Net income	$ 99,630	$ (34,043)	(25)%	$ 133,673	$ (84,604)	(39)%	$ 218,277

Net Income

Our net income was $99.6 million for 2024 compared with $133.7 million for 2023 and $218.3 million for 2022. Our diluted earnings per common share totaled $0.82, $1.11, and $1.81 for the years 2024, 2023, and 2022, respectively. The return on average assets was 0.56%, 0.67%, and 1.20% and the return on average stockholders' equity was 4.68%, 6.48%, and 10.73% for the years 2024, 2023, and 2022, respectively. The decrease in net income for 2024 compared with 2023 was primarily due to decreases in net interest income, offset partially by decreases in provision for credit losses and noninterest expense. The decrease in net income for 2023 compared with 2022 was primarily due to increases in interest expense, provision for credit losses and noninterest expense.

Net Interest Margin and Net Interest Rate Spread

We analyze our earnings performance using, among other measures, net interest spread and net interest margin. The net interest spread represents the difference between the weighted average yield earned on interest earning assets and the weighted average rate paid on interest bearing liabilities. Net interest income, when expressed as a percentage of average total interest earning assets, is referred to as the net interest margin. Our net interest margin is affected by changes in the yields earned on assets and rates paid on liabilities, as well as the ratio of the amounts of interest earning assets to interest bearing liabilities.

Interest rates charged on our loans are affected principally by the demand for such loans, the supply of money available for lending purposes, the interest rate environment, and other competitive factors. These factors are in turn affected by general economic conditions and other factors beyond our control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the actions of the FRB.

The following tables present our consolidated daily average balance of major assets and liabilities, together with interest rates earned and paid on the various sources and uses of funds for the periods indicated:

	Year Ended December 31,								
	2024			**2023**			**2022**		
	Average Balance	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**
	(Dollars in thousands)								
INTEREST EARNING ASSETS:									
Loans [1] [2]	$ 13,634,728	$ 837,159	6.14 %	$ 14,732,166	$ 892,563	6.06 %	$ 14,634,627	$ 660,732	4.51 %
Investment securities AFS and HTM [3]	2,213,068	68,549	3.10 %	2,262,840	66,063	2.92 %	2,415,621	52,220	2.16 %
Interest earning cash and deposits at other banks	856,768	44,668	5.21 %	1,685,462	87,361	5.18 %	116,689	1,295	1.11 %
FHLB stock and other investments	48,738	3,604	7.39 %	47,249	2,891	6.12 %	59,624	1,868	3.13 %
Total interest earning assets	16,753,302	953,980	5.69 %	18,727,717	1,048,878	5.60 %	17,226,561	716,115	4.16 %
Total noninterest earning assets	993,106			1,078,446			1,005,048		
Total assets	$ 17,746,408			$ 19,806,163			$ 18,231,609		
INTEREST BEARING LIABILITIES:									
Deposits:									
Money market, interest bearing demand and savings deposits	$ 5,043,411	$ 200,070	3.97 %	$ 4,858,919	$ 161,751	3.33 %	$ 6,517,879	$ 72,763	1.12 %
Time deposits	5,954,272	295,378	4.96 %	6,409,056	279,480	4.36 %	3,084,851	42,076	1.36 %
Total interest bearing deposits	10,997,683	495,448	4.51 %	11,267,975	441,231	3.92 %	9,602,730	114,839	1.20 %
FHLB and FRB borrowings	531,869	19,860	3.73 %	1,618,292	69,365	4.29 %	528,342	11,525	2.18 %
Convertible notes, net	444	9	2.00 %	77,848	1,925	2.47 %	216,654	5,289	2.44 %
Subordinated debentures, net	104,545	10,812	10.17 %	103,277	10,496	10.02 %	102,037	6,041	5.84 %
Total interest bearing liabilities	11,634,541	526,129	4.52 %	13,067,392	523,017	4.00 %	10,449,763	137,694	1.32 %
Noninterest bearing liabilities and equity:									
Noninterest bearing demand deposits	3,679,947			4,362,043			5,569,542		
Other liabilities	301,780			315,063			178,277		
Stockholders' equity	2,130,140			2,061,665			2,034,027		
Total liabilities and stockholders' equity	$ 17,746,408			$ 19,806,163			$ 18,231,609		
Net interest income		$ 427,851			$ 525,861			$ 578,421	
Net interest margin			2.55 %			2.81 %			3.36 %
Net interest spread [4]			1.17 %			1.60 %			2.84 %
Cost of funds [5]			3.44 %			3.00 %			0.86 %
Cost of deposits			3.38 %			2.82 %			0.76 %

(1) Interest income on loans includes accretion of net deferred loan origination fees and costs, prepayment fees received on loan payoffs and accretion of discounts on acquired loans. See the table below for detail.

(2) Average balances of loans are net of deferred loan origination fees and costs and include nonaccrual loans and loans held for sale.

(3) Interest income and yields are not presented on a tax-equivalent basis.

(4) Yield on interest earning assets minus cost of interest bearing liabilities.

(5) Cost on interest bearing liabilities and noninterest bearing deposits.

The following table presents net loan origination fees, loan prepayment fee income, interest reversed for nonaccrual loans, and discount accretion income included as part of loan interest income for the years indicated:

Year Ended December 31,	Net Loan Origination Fees (Costs)		Loan Prepayment Fee Income		Interest Reversed for Nonaccrual Loans, Net of Income Recognized		Accretion of Discounts on Acquired Loans	
					(Dollars in thousands)			
2024	$	6,292	$	1,539	$	(5,799)	$	2,376
2023	$	8,657	$	2,313	$	(2,926)	$	2,789
2022	$	9,990	$	5,350	$	(2,523)	$	2,630

Net Interest Income

Net interest income was $427.9 million for 2024, compared with $525.9 million for 2023 and $578.4 million for 2022. Changes in net interest income are a function of changes in interest rates and volumes of interest earning assets and interest bearing liabilities. The table below sets forth information regarding the changes in interest income and interest expense for the periods indicated. The total change for each category of interest earning assets and interest bearing liabilities is segmented into the change attributable to variations in volume (changes in volume multiplied by the old rate) and the change attributable to variations in interest rates (changes in rates multiplied by the old volume). Nonaccrual loans are included in average loans used to compute this table.

	Year Ended December 31,											
	2024 Compared with 2023						2023 Compared with 2022					
	Net Increase (Decrease)		Change due to				Net Increase (Decrease)		Change due to			
			Rate		Volume				Rate		Volume	
	(Dollars in thousands)											
INTEREST INCOME:												
Loans, including fees	$	(55,404)	$	11,841	$	(67,245)	$	231,831	$	227,398	$	4,433
Investment securities AFS and HTM		2,486		3,963		(1,477)		13,843		17,323		(3,480)
Interest earning cash and deposits at other banks		(42,693)		508		(43,201)		86,066		18,458		67,608
FHLB stock and other investments		713		619		94		1,023		1,477		(454)
TOTAL INTEREST INCOME	$	(94,898)	$	16,931	$	(111,829)	$	332,763	$	264,656	$	68,107
INTEREST EXPENSE:												
Money market, interest bearing demand and savings deposits	$	38,319	$	31,298	$	7,021	$	88,988	$	111,871	$	(22,883)
Time deposits		15,898		36,658		(20,760)		237,404		159,282		78,122
FHLB and FRB borrowings		(49,505)		(7,972)		(41,533)		57,840		18,433		39,407
Convertible notes, net		(1,916)		(309)		(1,607)		(3,364)		67		(3,431)
Subordinated debentures, net		316		173		143		4,455		4,381		74
TOTAL INTEREST EXPENSE	$	3,112	$	59,848	$	(56,736)	$	385,323	$	294,034	$	91,289
NET INTEREST INCOME	$	(98,010)	$	(42,917)	$	(55,093)	$	(52,560)	$	(29,378)	$	(23,182)

Net interest income before provision for credit losses decreased by $98.0 million, or 19%, for 2024 compared with 2023. The decrease in net interest income was driven by a higher cost of funds and a decrease in the average balance of interest earning assets, partially offset by expanding yields on interest earning assets and a decrease in the average balance of interest bearing liabilities. The expanding interest earning asset yields and higher deposit costs reflected changes in market interest rates during the period. The upper range of the target federal funds rate decreased to 4.50% at December 31, 2024, down from 5.50% at December 31, 2023, but the cuts to the federal funds rate did not begin until September 18, 2024. The year-over-year decrease in the balance of average interest earning cash and deposits in other banks between 2024 and 2023 was primarily due to the payoff of BTFP borrowings in 2024.

Net interest income before provision for credit losses decreased by $52.6 million, or 9%, for 2023 compared with 2022. The decrease in net interest income was driven by a higher cost of funds and increases in average balance of interest bearing deposits and short-term borrowings, partially offset by expanding yields on interest earning assets and higher average balances in loans and interest earning cash and deposits in other banks. The expanding interest earning asset yields and higher deposit costs reflected rising market interest rates during the period. The upper range of the target federal funds rate increased to 5.50% at December 31, 2023, up from 4.50% at December 31, 2022. The year-over-year increase in the average balance of interest earning cash and deposits at other banks between 2023 and 2022 was largely funded through FRB's BTFP borrowings, reflecting our conservative approach to liquidity risk management, given the banking industry volatility caused by multiple bank failures in the first half of 2023.

Interest Income

Interest income was $954.0 million for 2024, compared with $1.05 billion for 2023, and $716.1 million for 2022. The yield on average interest earning assets was 5.69% for 2024, compared with 5.60% for 2023, and 4.16% for 2022.

Comparison of 2024 with 2023

The decrease in interest income of $94.9 million, or 9.0%, for 2024 compared with 2023 was primarily driven by lower average balances of loans and cash and deposits at other banks, offset partially by expanding yields of interest earnings assets.

Comparison of 2023 with 2022

The increase in interest income of $332.8 million, or 46.5%, for 2023 compared with 2022 was primarily driven by higher loan yields, which reflected new loans originated at higher average interest rates and the upward repricing of variable rate loans in a rising interest rate environment, higher volume of average interest earning cash and deposits, and expanding yields on all other interest earning assets.

Interest Expense

Deposits

Interest expense on deposits was $495.4 million for 2024, compared with $441.2 million for 2023, and $114.8 million for 2022. The average cost of deposits was 3.38% for 2024, compared with 2.82% for 2023, and 0.76% for 2022. The average cost of interest bearing deposits was 4.51% for 2024, compared with 3.92% for 2023, and 1.20% for 2022.

Comparison of 2024 with 2023

The increase in interest expense on total deposits of $54.2 million, or 12%, for 2024 compared with 2023 was due to a higher cost of interest bearing deposits. The increase in the cost of deposits was driven by rising interest rates during the period, a remix of deposits into higher-cost categories due to customer preferences for higher rates, and deposit pricing competition.

Comparison of 2023 with 2022

The increase in interest expense on total deposits of $326.4 million, or 284%, for 2023 compared with 2022 was due to a higher cost of interest bearing deposits and growth in average time deposits. The increase in the cost of deposits was driven by rising interest rates during the period, a remix of low-yielding deposits into higher-cost options, and deposit pricing competition.

FHLB and FRB Borrowings

FHLB and FRB borrowings consist of advances from the FHLB and FRB, including the BTFP. As part of our asset-liability management, we utilize FHLB and FRB borrowings to supplement our deposit source of funds. Therefore, there may be fluctuations in these balances depending on the short-term liquidity and longer-term financing needs of the Bank.

Average FHLB and FRB borrowings were $531.9 million for 2024, compared with $1.62 billion in 2023, and $528.3 million in 2022. Interest expense on FHLB and FRB borrowings was $19.9 million for 2024 compared with $69.4 million for 2023, and $11.5 million for 2022. The average cost of FHLB and FRB borrowings was 3.73% for 2024, compared with 4.29% for 2023, and 2.18% for 2022. The year-over-year decrease in the cost of FHLB and FRB borrowings for 2024 compared to 2023 primarily reflected the payoff of $1.70 billion in FRB BTFP borrowings, which had a weighted average rate of 4.47%, and the impact of our cash flow hedges which reduced interest expense on borrowings starting in the second quarter of 2024.

Convertible Notes

In 2018, we issued $217.5 million in senior convertible notes. Interest expense on convertible notes was $9 thousand for 2024 compared with $1.9 million and $5.3 million for 2023 and 2022, respectively. The cost of our convertible notes for 2024 was 2.00% compared with 2.47% for 2023 and 2.44% for 2022. The cost of our convertible notes consisted of the 2.00% coupon rate and non-cash interest expense from the capitalization of issuance cost.

During the year ended December 31, 2023, we repurchased our notes in the aggregate principal amount of $19.9 million and recorded a gain on debt extinguishment of $405 thousand. The repurchased notes were immediately cancelled subsequent to repurchase. On May 15, 2023, most holders of our convertible notes exercised their right to put their notes and therefore we paid off $197.1 million of convertible note principal in cash. There were no repurchases or put options exercised for the years ended December 31, 2024 and 2022.

Subordinated Debentures

The subordinated debentures bear interest at the 3-month Chicago Mercantile Exchange term Secured Financing Overnight Rate ("SOFR") rate, plus a designated spread. Prior to LIBOR cessation at June 2023, the interest rate was tied to the 3-month LIBOR rate, plus a designated spread. There were no changes in our balance of subordinated debentures during 2024 or 2023 aside from the increases related to the discount accretion on subordinated debentures acquired from previous acquisitions. Interest expense on subordinated debentures was $10.8 million for 2024 compared with $10.5 million for 2023, and $6.0 million for 2022. The average rate on other borrowings increased to 10.17% for 2024, compared with 10.02% for 2023, and 5.84% for 2022. The change in cost of other borrowings for 2023 and 2022 compared with 2024 was due to changes in the 3-month SOFR and 3-month LIBOR rates.

Provision for Credit Losses

The provision for credit losses reflects management's assessment of the current period cost associated with credit risk inherent in the loan portfolio. The provision for credit losses for each period includes provision for credit losses on loans and provision for unfunded loan commitments. Provision for credit losses on loans is dependent upon many factors, including loan growth, net charge offs, changes in the composition of the loan portfolio, delinquencies, assessments by management, examinations of the loan portfolio, the value of the underlying collateral on problem loans, the general economic conditions in our market areas, and future projections of the economy. Specifically, the provision for credit losses on loans represents the amount charged against current period earnings to achieve an allowance for credit losses that, in management's judgment, is adequate to absorb probable lifetime losses inherent in the loan portfolio. Provision for unfunded loan commitments is based on the estimated future funding of loan commitments. Periodic fluctuations in the provision for credit losses result from management's assessment of the adequacy of the allowance for credit losses and allowance for unfunded loan commitments, and actual credit losses may vary in material respects from current estimates. If the allowances for credit losses are inadequate, we may be required to record additional provisions, which may have a material and adverse effect on business, financial condition, and results of operations.

Comparison of 2024 with 2023

The provision for credit losses on loans was $18.4 million for 2024, a decrease of $10.7 million from $29.1 million for 2023. The decrease in provision for credit losses was primarily due to a decrease of $12.3 million in provision for credit loss on loans on residential mortgage loans and a decrease of $2.7 million in provision for credit losses on CRE loans, offset partially by an increase of $4.6 million in provision for credit loss on loans on C&I loans. The decline in provision for credit loss on loans for residential mortgage loans was due to ACL model enhancements made during the second quarter of 2024, which contributed to the reversal of provision for credit loss on loans of $8.4 million for residential mortgage loans for the year ended December 31, 2024. The increase in provision for credit loss on loans for C&I loans was due to an increase in criticized C&I loans as of December 31, 2024, compared with December 31, 2023. The allowance for credit losses coverage ratio was 1.11% of loans receivable at December 31, 2024, compared with 1.15% at December 31, 2023.

Comparison of 2023 with 2022

The provision for credit loss on loans was $29.1 million for 2023, an increase of $19.5 million from $9.6 million for 2022. The increase in provision for credit loss on loans was largely due to increased net charge offs. During 2023, we recorded an idiosyncratic full charge off of $23.4 million related to a borrower that entered into Chapter 7 liquidation in August 2023. In comparison, in 2022, we recorded $17.3 million in recoveries from a previously charged off loan, resulting in total net recoveries in 2022. The increase to the provision for credit loss on loans due to charge offs was partially offset by the year over year decline in loans receivable, which reduced the required ACL balance. The allowance for credit losses coverage ratio was 1.15% of loans receivable at December 31, 2023, compared with 1.05% at December 31, 2022.

Noninterest Income

Noninterest income is primarily comprised of service fees on deposit accounts, international service fees (fees received on trade finance letters of credit), wire transfer fees, swap fee income, net gains on sales of loans, net gain on branch sales, and other income and fees, which included loan servicing fees, earnings on bank owned life insurance, changes in the fair value of our equity investments with readily determinable fair value, and other miscellaneous income. Noninterest income was $47.1 million for 2024 compared with $45.6 million for 2023, and $51.4 million for 2022.

A breakdown of noninterest income by category is shown below:

	Year Ended December 31, 2024	Increase (Decrease) Amount	Percent (%)	Year Ended December 31, 2023	Increase (Decrease) Amount	Percent (%)	Year Ended December 31, 2022
				(Dollars in thousands)			
Service fees on deposit accounts	$ 10,728	$ 1,262	13 %	$ 9,466	$ 528	6 %	$ 8,938
International service fees	3,002	(363)	(11)%	3,365	231	7 %	3,134
Wire transfer and foreign currency fees	3,788	466	14 %	3,322	(155)	(4)%	3,477
Swap fees	1,602	891	125 %	711	(1,894)	(73)%	2,605
Net gains on sales of SBA loans	7,765	3,668	90 %	4,097	(12,246)	(75)%	16,343
Net gains on sales of investment securities AFS	936	936	100 %	—	—	— %	—
Net gain on branch sales	1,006	1,006	100 %	—	—	— %	—
Other income and fees	18,250	(6,366)	(26)%	24,616	7,716	46 %	16,900
Total noninterest income	$ 47,077	$ 1,500	3 %	$ 45,577	$ (5,820)	(11)%	$ 51,397

Comparison of 2024 with 2023

The increase in noninterest income for 2024 compared with 2023 was primarily attributable to higher net gains on sales of SBA loans, net gain on branch sales and gains on sales of securities AFS and service fees on deposit accounts, and partially offset by a decrease in other income and fees.

Service fees on deposit accounts increased for 2024 compared with 2023 due to increases in business analysis fees and non-sufficient funds fees.

During the year ended December 31, 2024, we sold $119.6 million in SBA guaranteed loans and recorded $7.8 million in net gains on sale of SBA loans. During the year ended December 31, 2023, we sold $79.1 million in SBA guaranteed loans and recorded $4.1 million in net gains on sale of SBA loans. The Bank resumed the sales of SBA guaranteed loans in the second quarter of 2024 due to improved premiums in the secondary markets, after retaining loan production on balance sheet starting in the second half of 2023.

During the year ended December 31, 2024, we sold $275.3 million of investment securities AFS and recorded $936 thousand in net gains on sales of investment securities AFS. There were no investment securities AFS sold during 2023.

During the year ended December 31, 2024, we recorded a net gain on branch sales of $1.0 million related to the sale of our two branches in Virginia, which closed on October 1, 2024. There were no gains on branch sales during 2023.

Other income and fees decreased for 2024 compared with 2023, primarily due to a $5.8 million gain from a cash distribution from an investment in an affordable housing partnership, which was recorded in 2023. There were no gains from cash distributions for investments in affordable housing partnerships in 2024.

Comparison of 2023 with 2022

The decrease in noninterest income for 2023 compared with 2022 was primarily attributable to lower net gains on sales of SBA loans and swap fee income, and partially offset by an increase in other income and fees.

Swap fees represent income earned from the execution of customer level back-to-back swap transactions. Swap fees for 2023 declined by $1.9 million compared with 2022 due to an overall decline in swap transactions in 2023 compared with 2022.

During the year ended December 31, 2023, we sold $79.1 million in SBA guaranteed loans and recorded $4.1 million in net gains on sale of SBA loans. During the year ended December 31, 2022, we sold $227.3 million in SBA guaranteed loans and recorded $16.3 million in net gains on sale of SBA loans. We elected to not sell any SBA 7(a) loans during the second half of 2023, retaining loan production on our balance sheet instead.

Other income and fees increased for 2023 compared with 2022, primarily due to a $5.8 million gain from a cash distribution from an investment in an affordable housing partnership, which was received in 2023, and a year-over-year increase in the fair value of equity investments.

Noninterest Expense

Noninterest expense was $324.7 million for 2024, compared with $362.0 million for 2023, and $323.9 million for 2022. The decrease in noninterest expense was $37.3 million, or 10%, for 2024 compared with 2023, and an increase of $38.0 million, or 12%, for 2023 compared with 2022. Noninterest expense as a percentage of average assets for 2024 was 1.83%, compared with 1.83% for 2023 and 1.78% for 2022.

A breakdown of noninterest expense by category is provided below:

	Year Ended December 31, 2024	Increase (Decrease) Amount	Increase (Decrease) Percent (%)	Year Ended December 31, 2023	Increase (Decrease) Amount	Increase (Decrease) Percent (%)	Year Ended December 31, 2022
			(Dollars in thousands)				
Salaries and employee benefits	$ 177,860	$ (30,011)	(14)%	$ 207,871	$ 3,152	2 %	$ 204,719
Occupancy	27,469	(1,399)	(5)%	28,868	601	2 %	28,267
Furniture and equipment	21,592	214	1 %	21,378	1,944	10 %	19,434
Data processing and communications	12,060	454	4 %	11,606	923	9 %	10,683
Professional fees	8,967	2,503	39 %	6,464	150	2 %	6,314
Amortization of investments in affordable housing partnerships	9,051	856	10 %	8,195	(547)	(6)%	8,742
FDIC assessments	10,813	(2,483)	(19)%	13,296	7,048	113 %	6,248
FDIC special assessment	691	(3,280)	(83)%	3,971	3,971	100 %	—
Earned interest credit	23,447	1,048	5 %	22,399	11,401	104 %	10,998
Restructuring-related costs	1,023	(10,553)	(91)%	11,576	11,576	100 %	—
Merger-related costs	4,604	4,604	100 %	—	—	— %	—
Other noninterest expense	27,107	772	3 %	26,335	(2,180)	(8)%	28,515
Total noninterest expense	$ 324,684	$ (37,275)	(10)%	$ 361,959	$ 38,039	12 %	$ 323,920

Comparison of 2024 with 2023

The decrease in noninterest expense for 2024 compared with 2023 was primarily driven by decreases in salaries and employee benefits, restructuring costs, and lower FDIC assessments, partially offset by increases in merger-related expenses, professional fees, and earned interest credit expense.

Salaries and employee benefits expense decreased by $30.0 million, or 14.4%, for 2024 compared with 2023. The year-over-year decrease in salaries and employee was due to lower average number of employees for the years ended 2024 compared to 2023. The number of full-time equivalent employees was 1,244 at both December 31, 2024 and December 31, 2023, compared to 1,549 at December 31, 2022. During the fourth quarter of 2023, we had a headcount reduction related to our restructuring in which we reduced our workforce by 13%. In the first quarter of 2023, a staffing rationalization reduced our headcount by 5%.

Professional fees increased by $2.5 million, or 39%, for 2024 compared with 2023. The year-over-year increase in professional fees was due overall increase in legal fees and other professional services.

FDIC assessments expense decreased by $2.5 million, or 18.7%, for 2024 compared with 2023. The FDIC assessment expense utilizes an initial base assessment rate, which is calculated as a percentage of the Bank's average consolidated total assets less average tangible equity. In addition to the initial assessment base, adjustments are added based upon the Bank's regulatory rating and on other financial measures. In 2023, the FDIC annual base assessment rate increased by two basis points industry-wide. In addition, in November 2023, the FDIC approved a special assessment at the rate of approximately 13.4 basis points per year, paid in eight quarterly installments beginning in the first quarter of 2024. This rate was applied to an assessment base of the insured depository institution's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits. In February 2024, the FDIC informed banks of an increase from the original estimate related to this special assessment. This additional amount was paid in two additional quarterly installments, at a rate of approximately 9.4 basis points per year on the same adjusted assessment base. The decrease in FDIC assessments expense for the year ended December 31, 2024, compared with the same period in 2023, was due primarily to lower average consolidated total assets and a lower assessment base.

Earned interest credits are provided to certain commercial depositors in the residential mortgage industry to help offset deposit service charges incurred. The earned interest credits are tied to short-term interest rates and have increased with the increases in the federal funds rates since mid-2022. Earned interest credit expense increased $1.0 million for 2024 compared with 2023, reflecting the changes in the federal funds rates as well as changes in the average balances of the underlying deposits.

Restructuring-related costs totaled $1.0 million in 2024, and were related to the Company's strategic reorganization announced in October 2023. Restructuring-related costs for the year ended December 31, 2023, totaled $11.6 million. Restructuring costs primarily comprised severance costs, planned branch closure charges and professional fees. As part of the restructuring, the Company reduced its workforce by 13% in October 2023, and consolidated certain branches in the first half of 2024.

Merger-related costs of $4.6 million for the year ended December 31, 2024, were primarily professional fees related to the pending merger with Territorial Bancorp Inc. announced in April 2024. See Note 1 "Hope Bancorp, Inc." to the Notes to Consolidated Financial Statements for additional information regarding the merger. There were no merger-related costs for the years ended December 31, 2023 and 2022.

Comparison of 2023 with 2022

The increase in noninterest expense for 2023 compared with 2022 was primarily driven by restructuring costs, higher earned interest credit expense, and higher FDIC assessments expense.

Salaries and employee benefits expense increased by $3.2 million, or 1.5%, for 2023 compared with 2022. The increase in salaries and employee benefits was primarily due to inflation and higher rates of compensation in a competitive staffing market. Also included in the 2023 salaries and employee benefits expense was $1.7 million of severance costs incurred in the first quarter related to a staffing rationalization, which reduced the Bank's workforce by 5%. The number of full-time equivalent employees decreased to 1,244 at December 31, 2023, down from 1,549 at December 31, 2022. Severance costs related to the Company's restructuring in the fourth quarter of 2023 were accounted for in restructuring-related expenses.

FDIC assessments expense increased by $7.0 million, or 112.8%, for 2023 compared with 2022. The FDIC assessment expense utilizes an initial base assessment rate, which is calculated as a percentage of the Bank's average consolidated total assets less average tangible equity. In addition to the initial assessment base, adjustments are added based upon the Bank's regulatory rating and on other financial measures. In 2023, the FDIC annual base assessment rate increased by two basis points industry-wide. In addition, in November 2023, the FDIC approved a special assessment at the rate of approximately 13.4 basis points per year, paid in eight quarterly installments beginning in the first quarter of 2024. This rate was applied to an assessment base of the insured depository institution's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits. The increase in FDIC assessments expense for 2023 compared with 2022 was due primarily to the aforementioned increased annual base assessment rate.

Earned interest credits are provided to certain commercial depositors in the residential mortgage industry to help offset deposit service charges incurred. The earned interest credits are tied to short-term interest rates and have increased with the increases in the federal funds rate since mid-2022. Earned interest credit expenses increased $11.4 million for 2023 compared with 2022, reflecting the changes in the federal funds rate.

Restructuring costs totaled $11.6 million in 2023 and related to the Company's strategic reorganization announced in October 2023. Restructuring costs primarily comprised severance costs, planned branch closure charges and professional fees. As part of the restructuring, the Company reduced its workforce by 13% in October 2023, and consolidated certain branches in the first half of 2024. There were no restructuring costs incurred in 2022.

Income Tax Provision

The provision for income taxes for 2024 was $33.3 million, compared with $44.2 million in 2023 and $77.8 million in 2022. The effective income tax rate was 25.07% for 2024 compared with 24.86% for 2023 and 26.27% for 2022. The increase in effective tax rate for 2024 compared with 2023 was primarily due to adjustments made with the filings of the tax returns.

We invest in affordable housing partnerships and receive CRA credits and tax credits that reduce the overall effective tax rate. Amortization of investments in affordable housing partnerships is recorded in noninterest expense based on benefit schedules of individual investment projects under the equity method of accounting. The benefit schedules show tax deductions investors can take each year. We amortize the initial cost of the investments in affordable housing partnerships. This amortization expense is more than offset by both tax credits received, which reduce our tax provision expense dollar for dollar, and the tax benefits related to any tax losses generated through the affordable housing project's expenditures. Total tax credits related to our investment in affordable housing partnership investment was approximately $8.5 million and $8.6 million for the year ended December 31, 2024 and 2023, respectively. The balance of investments in affordable housing partnerships decreased from $54.5 million at December 31, 2023, to $32.4 million at December 31, 2024.

In addition to affordable housing projects, during the fourth quarter of 2024, we also invested in projects that qualify for renewable energy tax credits. Amortization of investments in renewable energy projects is recorded as a part of the tax expense under the proportional amortization method of accounting and offsets some of the income tax benefits of the renewable energy tax credits. The amortization on the investment was approximately $16.6 million and the total generated renewable energy tax credits and benefits was approximately $18.2 million for the year ended December 31, 2024. There was no amortization on investments in renewable energy projects or tax credits for the years ended December 31, 2023 and 2022.

Financial Condition

Our total assets were $17.05 billion at December 31, 2024, compared with $19.13 billion at December 31, 2023, a decrease of $2.08 billion, or 10.9% year over year.

Cash and Cash Equivalents

Cash and cash equivalents decreased to $458.2 million at December 31, 2024, down from $1.93 billion at December 31, 2023, primarily reflecting the full payoff of $1.70 billion of FRB BTFP borrowings with interest earning cash in 2024.

Investment Securities Portfolio

The main objectives of our investment strategy are to provide sources of liquidity while managing our interest rate risk and generating an adequate level of interest income. Our investment policy permits investments in various types of securities, certificates of deposits, and federal funds sold in compliance with various restrictions in the policy.

Our investment securities AFS totaled $1.82 billion at December 31, 2024, compared with $2.15 billion at December 31, 2023. At December 31, 2024, we had $252.4 million in investment securities HTM compared with $263.9 million at December 31, 2023. We have the ability and intent to hold investment securities classified as HTM to maturity. $275.0 million in investment securities were purchased and $167.7 million in investment securities were paid down in 2024. There were $275.3 million sales of investment securities AFS in 2024. At December 31, 2024, $219.4 million in HTM securities were pledged to secure public deposits, or for other purposes required or permitted by law, of which $219.3 million in securities were pledged in the State of California time deposit program, and $129 thousand in AFS securities was pledged for other public deposits.

Our investment portfolio consists of treasury bonds, government sponsored enterprise ("GSE") bonds, mortgage-backed securities ("MBS"), collateralized mortgage obligations ("CMOs"), asset-backed securities, corporate securities, and municipal securities.

Our investment securities portfolio is primarily invested in residential CMOs and residential and commercial MBS, which combined to represent 85% and 76% of our total investment securities portfolio at December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, all of our CMOs and MBS were issued by the Government National Mortgage Association ("GNMA"), Fannie Mae ("FNMA"), or Freddie Mac ("FHLMC"), which guarantee the contractual cash flows of these investments. All of our corporate, asset-backed, and municipal securities at December 31, 2024, were rated as investment grade.

The following table presents the amortized cost, estimated fair value, and net unrealized gain and losses on our investment securities as of the dates indicated:

	December 31, 2024			December 31, 2023		
	Amortized Cost	Estimated Fair Value	Net Unrealized Gain (Loss)	Amortized Cost	Estimated Fair Value	Net Unrealized Gain (Loss)
	(Dollars in thousands)					
Debt securities AFS:						
U.S. Treasury securities	$ —	$ —	$ —	$ 103,691	$ 103,677	$ (14)
U.S. Government agency and U.S. Government sponsored enterprises:						
Agency securities	4,000	3,957	(43)	4,000	3,900	(100)
CMOs	861,179	721,906	(139,273)	888,631	747,719	(140,912)
MBS:						
Residential	473,099	387,060	(86,039)	499,431	420,298	(79,133)
Commercial	466,929	410,851	(56,078)	445,207	391,888	(53,319)
Asset-backed securities	103,081	103,224	143	150,992	149,670	(1,322)
Corporate securities	23,254	20,694	(2,560)	23,302	19,434	(3,868)
Municipal securities	191,138	175,551	(15,587)	314,554	308,473	(6,081)
Total investment securities AFS	$ 2,122,680	$ 1,823,243	$ (299,437)	$ 2,429,808	$ 2,145,059	$ (284,749)
Debt securities HTM:						
U.S. Government agency and U.S. Government sponsored enterprises:						
MBS:						
Residential	$ 142,059	$ 129,430	$ (12,629)	$ 150,369	$ 143,706	$ (6,663)
Commercial	110,326	101,694	(8,632)	113,543	106,812	(6,731)
Total investment securities HTM	$ 252,385	$ 231,124	$ (21,261)	$ 263,912	$ 250,518	$ (13,394)

The following table summarizes the maturity of securities based on carrying value and their related weighted average yield (non-tax equivalent) at December 31, 2024:

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Debt securities AFS:										
U.S. Government agency and U.S. Government sponsored enterprises:										
Agency securities	$ —	— %	$ 3,957	4.07 %	$ —	— %	$ —	— %	$ 3,957	4.07 %
CMOs	—	— %	—	— %	2,336	2.35 %	719,570	2.36 %	721,906	2.36 %
MBS:										
Residential	—	— %	—	— %	18,037	2.60 %	369,023	1.94 %	387,060	1.97 %
Commercial	—	— %	115,564	3.08 %	—	— %	295,287	3.40 %	410,851	3.31 %
Asset-backed securities	—	— %	—	— %	53,694	6.66 %	49,530	6.40 %	103,224	6.54 %
Corporate securities	—	— %	—	— %	16,044	2.71 %	4,650	5.78 %	20,694	3.40 %
Municipal securities	—	— %	15,378	1.65 %	32,977	2.86 %	127,196	4.05 %	175,551	3.62 %
Total securities AFS	$ —	— %	$ 134,899	2.94 %	$ 123,088	4.45 %	$ 1,565,256	2.73 %	$ 1,823,243	2.87 %
Debt securities HTM:										
U.S. Government agency and U.S. Government sponsored enterprises:										
MBS:										
Residential	$ —	— %	$ —	— %	$ —	— %	$ 142,059	3.83 %	$ 142,059	3.83 %
Commercial	—	— %	23,785	4.12 %	8,815	3.79 %	77,726	3.70 %	110,326	3.80 %
Total securities HTM	$ —	— %	$ 23,785	4.12 %	$ 8,815	3.79 %	$ 219,785	3.78 %	$ 252,385	3.82 %

The following table shows the Company's AFS investments' gross unrealized losses and estimated fair values, aggregated by investment category and the length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2024. The length of time that the individual investment securities AFS have been in a continuous unrealized loss position is not a factor in determining credit impairment with the adoption of CECL.

	December 31, 2024								
	Less than 12 months			12 months or longer			Total		
Description of Securities AFS	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
	(Dollars in thousands)								
U.S. Government agency and U.S. Government sponsored enterprises:									
Agency securities	—	$ —	$ —	1	$ 3,957	$ (43)	1	$ 3,957	$ (43)
CMOs	7	59,661	(527)	95	636,472	(138,898)	102	696,133	(139,425)
MBS:									
Residential	2	19,183	(1,029)	63	367,877	(85,010)	65	387,060	(86,039)
Commercial	10	70,728	(2,406)	57	340,123	(53,672)	67	410,851	(56,078)
Asset-backed securities	1	5,007	(14)	—	—	—	1	5,007	(14)
Corporate securities	—	—	—	6	20,694	(2,560)	6	20,694	(2,560)
Municipal securities	18	77,119	(3,348)	39	83,515	(12,267)	57	160,634	(15,615)
Total	38	$ 231,698	$ (7,324)	261	$1,452,638	$ (292,450)	299	$1,684,336	$(299,774)

We performed an analysis on our investment securities portfolio at December 31, 2024 and 2023, and determined that an allowance for credit losses was not required for investment securities AFS or HTM. The majority of our investment portfolio consisted of securities issued by U.S. Government agencies or U.S. Government sponsored enterprises, which were determined to have a zero loss expectation. At December 31, 2024, we also had one asset-backed security, six corporate securities, and 57 municipal bonds not issued by U.S. Government agencies or U.S. Government sponsored enterprises that were in unrealized loss positions. Based on our analysis of these investment securities, we concluded a credit loss did not exist due to the strength of the issuers, high bond ratings, and because we expect full payment of principal and interest.

Equity Investments

At December 31, 2024, equity investments totaled $39.9 million compared with $43.8 million at December 31, 2023. For the year ended December 31, 2024, we recorded a decrease in equity investments due to $4.8 million in adjustments to CRA unfunded commitments resulting from implementation of ASU 2023-02, capital redemption of $539 thousand, and change in fair value of $42 thousand, partially offset by reinvestments of $1.6 million. Equity investments at December 31, 2024 included $4.3 million in equity investments with readily determinable fair values and $35.6 million in equity investments without readily determinable fair values.

Equity investments with readily determinable fair values at December 31, 2024, consisted of mutual funds totaling $4.3 million. Changes to the fair value of equity investments with readily determinable fair values are recorded in other noninterest income. Equity investments without readily determinable fair values at December 31, 2024, included $34.2 million in CRA investments, $1.0 million in Community Development Financial Institutions investments, and $370 thousand in correspondent bank stock. Equity investments without readily determinable fair values are carried at cost, less impairment, and adjustments are made to the carrying balance based on observable price changes. There were no impairments or observable price changes for these investments during the year ended December 31, 2024.

Deferred Tax Assets, Net

At December 31, 2024, we had $140.0 million in net deferred tax assets compared with $135.2 million at December 31, 2023. The increase in net deferred tax assets was primarily due to an increase in unrealized losses on our investments securities AFS, partially offset by deferred tax expense during the year ended December 31, 2024.

Investments in Tax Credit Structures

At December 31, 2024, we had $32.4 million in investments in affordable housing partnerships compared with $54.5 million at December 31, 2023. The decrease in investments in affordable housing partnerships was due to $13.1 million derecognition of delayed contributions, $1.6 million in impairment resulting from implementation of ASU 2023-02, and $7.4 million in amortization recorded during the year ended December 31, 2024. Commitments to fund investments in affordable housing partnerships totaled $0 at December 31, 2024, compared with $21.0 million at December 31, 2023. The decrease in commitments to fund investments in affordable housing partnerships during the year ended December 31, 2024, was due to $13.1 million derecognition of delayed contribution, $4.8 million in adjustments to CRA unfunded commitments and $3.1 million in cash contributions.

In 2024, we invested in renewal energy tax credit with an initial investment of $20.0 million. At December 31, 2024, we had $3.4 million in investments in renewable energy tax credits, which was recorded in other assets and $2.8 million in unfunded commitments, which was recorded in other liabilities. The decrease in investments in renewable energy tax credits from initial investment in 2024 was due to amortization of $16.6 million recorded in the same year. In 2024, we also recorded $18.2 million in tax credits and benefits. There were no investments in renewable energy tax credits prior to 2024.

Loans Held For Sale

Loans held for sale at December 31, 2024, totaled $14.5 million compared with $3.4 million at December 31, 2023, representing an increase of $11.1 million, or 325.2%. Loans held for sale at December 31, 2024, comprised $13.8 million in C&I loans and $646 thousand in residential mortgage loans. At December 31, 2023, loans held for sale consisted of $2.3 million in CRE loans, and $1.1 million in residential mortgage loans.

Loan Portfolio

We offer a variety of products designed to meet the credit needs of our borrowers. Our lending activities primarily consist of CRE loans, C&I loans, residential mortgage, and consumer and other loans. CRE loans as a percentage to total loans were 63% at December 31, 2024, compared with 64% at December 31, 2023. Gross loans receivable decreased by $235.3 million to $13.62 billion at December 31, 2024, from $13.85 billion at December 31, 2023.

The year-over-year decrease in our total loans receivable was primarily due to declines in CRE and C&I loans, partially offset by the growth in residential mortgage loans. During the year, loan payoffs, paydowns and sales exceeded new origination volume, reflecting, in part, an elevated pace of payoffs in a higher interest rate environment.

Approximately 46% of our total loans were variable rate loans at December 31, 2024, compared with 45% at December 31, 2023. The rates of interest charged on variable rate loans are set at specified spreads based on the prime lending rate, SOFR rates and other indices, and vary as the rate indices reprice.

With certain exceptions, we are permitted under applicable law to make unsecured loans to single borrowers (including certain related persons and entities) in aggregate amounts of up to 15% of the sum of our total capital, our allowance for credit losses (as defined for regulatory purposes) at the Bank level, and certain capital notes and debentures issued by us. At December 31, 2024, our lending limit was approximately $354.5 million per borrower for unsecured loans. For lending limit purposes, a secured loan is defined as a loan secured by collateral having a current fair value of at least 100% of the amount of the loan or extension of credit at all times and satisfying certain other requirements. In addition to unsecured loans, we are permitted to make such collateral-secured loans in an additional amount up to 10% (for a total of 25%) of our total capital and the allowance for credit losses for a total limit of approximately $590.8 million to one borrower at December 31, 2024. The largest aggregate amount of loans that the Bank had outstanding to any one borrower and related entities was $107.0 million, of which the entire amount was performing and in good standing at December 31, 2024.

The following table shows the composition of our loan portfolio by type of loan on the dates indicated:

	December 31,									
	2024		2023		2022		2021		2020	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)									
Loan portfolio composition:										
CRE loans	$ 8,527,008	63%	$ 8,797,884	64%	$ 9,414,580	61%	$ 9,105,931	65%	$ 8,772,134	65%
C&I loans	3,967,596	29%	4,135,044	30%	5,109,532	33%	4,208,674	30%	4,157,787	31%
Residential mortgage loans	1,082,459	8%	883,687	6%	846,080	6%	579,626	5%	582,232	4%
Consumer and other loans	41,209	—%	37,004	—%	33,348	—%	58,512	—%	51,060	—%
Total loans outstanding	13,618,272	100%	13,853,619	100%	15,403,540	100%	13,952,743	100%	13,563,213	100%
Less: allowance for credit losses	(150,527)		(158,694)		(162,359)		(140,550)		(206,741)	
Loans receivable, net	$13,467,745		$13,694,925		$15,241,181		$13,812,193		$13,356,472	

Commercial Real Estate Loans

Our CRE loans consist primarily of loans secured by deeds of trust on commercial real estate, including SBA loans secured by commercial real estate. It is our general policy to restrict commercial real estate loan amounts to 75% of the appraised value of the property at the time of loan funding. We offer both fixed and floating interest rate loans. The maturities on such loans are generally up to seven years (with payments determined on the basis of principal amortization schedules of up to 25 years and a balloon payment due at maturity). CRE loans secured by non-consumer residential real estate comprise less than 1% of the total loan portfolio (consumer residential mortgage loans are classified separately and included in residential mortgage loans). Construction loans are also a small portion of the total real estate portfolio, totaling $191.2 million and comprising 1% of total loans outstanding as of December 31, 2024. CRE loans totaled $8.53 billion at December 31, 2024, a decrease of $270.9 million, or 3%, from $8.80 billion at December 31, 2023.

We also have a granular and geographically diverse set of lending relationships. In the tables below, we show the segmentation and geographic dispersion of our largest loan segment, CRE loans, as of December 31, 2024 and 2023.

	December 31,							
	2024				2023			
	Amount	%	Average Loan Size	Weighted Average LTV*	Amount	%	Average Loan Size	Weighted Average LTV*
	(Dollars in thousands)							
Multi-tenant retail	$ 1,619,505	19%	$ 2,375	42%	$ 1,704,337	19%	$2,291	43%
Hotels/motels	769,635	9%	2,150	42%	796,267	9%	2,058	45%
Gas stations and car washes	1,027,502	12%	1,784	47%	1,030,888	12%	1,765	48%
Mixed-use facilities	771,695	9%	1,910	48%	870,664	10%	1,948	42%
Industrial warehouses	1,264,703	15%	2,514	42%	1,226,780	14%	2,247	39%
Multifamily	1,208,494	14%	2,324	60%	1,226,384	14%	2,275	56%
Single-tenant retail	659,993	7%	1,413	46%	662,705	7%	1,364	46%
Office	394,431	5%	2,191	54%	401,821	5%	2,172	52%
All other	811,050	10%	1,530	43%	878,038	10%	1,491	39%
Total CRE loans	$ 8,527,008	100%	$ 2,021	47%	$ 8,797,884	100%	$1,952	45%
CRE loans owner occupied	$ 2,717,326	32%	$ 2,235	45%	$ 2,895,628	33%	$ 2,202	43%
CRE loans non-owner occupied	$ 5,809,682	68%	$ 1,934	48%	$ 5,902,256	67%	$ 1,849	46%

* Weighted average loan-to-value ("LTV"): LTVs are based on collateral value which utilizes the most recent available appraisal and property-specific data, including submarket appreciation or depreciation, and changes to vacancy, debt service coverage or rent per square foot

	December 31,			
	2024		**2023**	
	Amount	**%**	**Amount**	**%**
	(Dollars in thousands)			
CRE loans by geography				
Southern California	$ 4,748,695	56 %	$ 5,008,137	57 %
Northern California	638,085	8 %	651,636	7 %
California	5,386,780	64 %	5,659,773	64 %
New York	1,053,457	12 %	1,063,564	12 %
Texas	529,121	6 %	520,945	6 %
New Jersey	379,035	4 %	377,766	4 %
Washington	170,511	2 %	228,318	3 %
Illinois	135,043	2 %	152,923	2 %
Other states	873,061	10 %	794,595	9 %
Total	$ 8,527,008	100 %	$ 8,797,884	100 %

Commercial and Industrial Loans

C&I loans include term loans to businesses, lines of credit, trade finance facilities, asset-based lending, and commercial SBA loans. C&I loans also include loans, mostly leveraged and non-leveraged loans, which represent revolving or term loans that are mostly member deals for middle market companies. Business term loans are generally provided to finance business acquisitions, working capital, and/or equipment purchases and are times done through participating in syndicated facilities. Lines of credit are generally provided to finance short-term working capital needs. Trade finance facilities are generally provided to finance import and export activities. SBA loans are provided to small businesses under the U.S. SBA guarantee program. Short-term credit facilities (payable within one year) typically provide for periodic interest payments, with principal payable at maturity. Term loans (usually 5 to 7 years) normally provide for monthly payments of both principal and interest. SBA commercial loans usually have a longer maturity (7 to 10 years). These credits are reviewed on a periodic basis, and most loans are secured by business assets and/or real estate. C&I loans totaled $3.97 billion at December 31, 2024, a decrease of $167.4 million, or 4%, from $4.14 billion at December 31, 2023. In 2023, we completely exited our residential mortgage warehouse line of credit business. Within our C&I loan portfolio, the largest industry concentrations are finance and insurance (20%), manufacturing (14%), retail trade (14%), and information technology (12%).

Residential Mortgage Loans

The residential mortgage portfolio totaled $1.08 billion at December 31, 2024, an increase of $198.8 million, or 22%, from $883.7 million at December 31, 2023.

Consumer and Other Loans

Consumer loans comprise less than 1% of the total loan portfolio, and include automobile loans, home equity lines and loans, signature term loans and lines of credit, and credit card loans. Consumer loans totaled $41.2 million at December 31, 2024, an increase of $4.2 million, or 11%, from $37.0 million at December 31, 2023.

Loan Commitments

We provide lines of credit to business customers usually on an annual renewal basis.

The following table shows our loan commitments and letters of credit outstanding at the dates indicated:

	December 31,								
	2024		**2023**		**2022**		**2021**		**2020**
	(Dollars in thousands)								
Unfunded commitments to extend credit	$ 2,255,785	$	2,274,239	$	2,856,263	$	2,329,421	$	2,137,178
Standby letters of credit	134,548		132,132		132,538		126,137		108,834
Other letters of credit	22,874		51,983		22,376		56,333		40,508
Total	$ 2,413,207	$	2,458,354	$	3,011,177	$	2,511,891	$	2,286,520

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, accruing loans that are 90 days or more past due, accruing restructured loans, and OREO.

Loans are placed on nonaccrual status when they become 90 days or more past due, unless the loan is both well-secured and in the process of collection. Loans may be placed on nonaccrual status earlier if the full and timely collection of principal or interest becomes uncertain. When a loan is placed on nonaccrual status, unpaid accrued interest is charged against interest income. Loans are charged off when collection of the loan is determined to be unlikely. Loans are restructured when, for economic or legal reasons related to the borrower's financial difficulties, the Bank grants a concession to the borrower that it would not otherwise consider. OREO consists of real estate acquired by the Bank through foreclosure or similar means, including by deed from the owner in lieu of foreclosure, and is held for future sale.

Nonperforming assets were $90.8 million at December 31, 2024, compared with $45.5 million at December 31, 2023. The increase in non-performing assets was due to an increase in C&I non-performing loans as of December 31, 2024, compared with December 31, 2023. The following table illustrates the composition of nonperforming assets and nonperforming loans at the dates indicated:

	December 31,								
	2024		**2023**		**2022**		**2021**		**2020**
	(Dollars in thousands)								
Nonaccrual loans [1]	$	90,564	$	45,204	$	49,687	$	54,616	$	85,238
Accruing delinquent loans past due 90 days or more		229		261		401		2,131		614
Accruing troubled debt restructured loans [2]		—		—		16,931		52,418		37,354
Total nonperforming loans		90,793		45,465		67,019		109,165		123,206
OREO		—		63		2,418		2,597		20,121
Total nonperforming assets	$	90,793	$	45,528	$	69,437	$	111,762	$	143,327

(1) Nonaccrual loans exclude the guaranteed portion of delinquent SBA loans that are in liquidation.

(2) The Company adopted ASU 2022-02 on January 1, 2023, which eliminated the concept of TDR loans from GAAP. Prior to January 1, 2023, nonperforming loans included accruing TDR loans.

Maturity of Loans

The following table illustrates the maturity distribution intervals of loans outstanding at December 31, 2024.

	December 31, 2024								
	Loans Maturing								
	One Year or Less		**After One to Five Years**		**After Five to Fifteen Years**		**After Fifteen Years**		**Total Loans Outstanding**
	(Dollars in thousands)								
CRE loans	$	1,289,547	$	4,930,912	$	1,763,089	$	543,460	$	8,527,008
C&I loans		1,024,955		2,512,697		429,944		—		3,967,596
Residential mortgage loans		—		91		7,955		1,074,413		1,082,459
Consumer and other loans		27,615		13,323		269		2		41,209
Total loans outstanding	$	2,342,117	$	7,457,023	$	2,201,257	$	1,617,875	$	13,618,272
Fixed interest rate [1]	$	619,908	$	4,046,524	$	1,367,016	$	1,327,136	$	7,360,584
Variable interest rate		1,722,209		3,410,499		834,241		290,739		6,257,688
Total loans outstanding	$	2,342,117	$	7,457,023	$	2,201,257	$	1,617,875	$	13,618,272

(1) Includes hybrid loans (loans with fixed interest rates for a specified period and then convert to variable interest rates) in fixed interest rate periods at December 31, 2024.

The following table presents the loans outstanding due after one year at December 31, 2024.

	December 31, 2024		
	Fixed Interest Rate [(1)]	Variable Interest Rate	Total Loans Due After One Year
	(Dollars in thousands)		
CRE loans	$ 5,529,582	$ 1,707,879	$ 7,237,461
C&I loans	173,651	2,768,990	2,942,641
Residential mortgage loans	1,036,634	45,825	1,082,459
Consumer and other loans	809	12,785	13,594
Total loans outstanding	$ 6,740,676	$ 4,535,479	$ 11,276,155

_____

(1) Includes hybrid loans (loans with fixed interest rates for a specified period and then convert to variable interest rates) in fixed interest rate periods at December 31, 2024.

At December 31, 2024, we had $43.0 million in loan accrued interest receivable compared with $49.3 million at December 31, 2023.

Allowance for Credit Losses

The Bank has implemented a multi-faceted process to identify, manage, and mitigate the credit risks that are inherent in the loan portfolio. For new loans, each loan application package is fully analyzed by experienced reviewers and approvers. In accordance with current lending approval authority guidelines, a majority of loans are approved by the Management Loan Committee ("MLC"), and the largest loans are subject to additional review and approval by the Directors Loan Committee ("DLC"). For existing loans, the Bank maintains a systematic loan review program, which includes internally conducted reviews and periodic reviews by external loan review consultants. Based on these reviews, loans are graded as to their overall credit quality, which is measured based on: payment capacity and collateral documentation; proper lien perfection; proper approval by loan committee(s); adherence to any loan agreement covenants; compliance with internal policies and procedures, and with laws and regulations; adequacy and strength of repayment sources including borrower or collateral generated cash flow; payment performance; and liquidation value of the collateral. We closely monitor loans that management has determined require further supervision because of the loan size, loan structure, and/or specific circumstances of the borrower.

When principal or interest on a loan is 90 days or more past due, a loan is generally placed on nonaccrual status unless it is considered to be both well-secured and in the process of collection. Further, a loan is considered a loss in whole or in part when (1) it appears that loss exposure on the loan exceeds the collateral value for the loan, (2) servicing of the unsecured portion has been discontinued, or (3) collection is not anticipated due to the borrower's financial condition and general economic conditions in the borrower's industry. Any loan or portion of a loan judged by management to be uncollectible is charged against the allowance for credit losses, while any recoveries are credited to the allowance.

The allowance for credit losses ("ACL") was $150.5 million at December 31, 2024, compared with allowance for credit losses of $158.7 million at December 31, 2023. The year-over-year decline in ACL was primarily due to a year-over-year decrease in ACL related to residential mortgage loans and to CRE loans, offset partially by an increase in ACL for C&I loans at December 31, 2024 compared with December 31, 2023. The ACL was 1.11% of loans receivable at December 31, 2024, and 1.15% of loans receivable at December 31, 2023. ACL on individually evaluated loans increased to $6.1 million at December 31, 2024, from $2.7 million at December 31, 2023. In addition to allowance for credit losses, we had $2.7 million in allowance for unfunded loan commitments at December 31, 2024, compared with $3.8 million at December 31, 2023.

We recorded a provision for credit loss on loans receivable of $18.4 million in 2024 compared with $29.1 million in 2023 and $9.6 million in 2022. During 2024, we charged off $31.1 million in loans outstanding and recovered $4.5 million in loans previously charged off compared with $37.5 million in charge offs and $5.2 million in recoveries for 2023. The decrease in net charge offs for 2024 was due to a large idiosyncratic full charge off of $23.4 million in 2023, related to a borrower that entered into Chapter 7 liquidation. The net charge offs for 2024 consisted of smaller loan charge offs from downgraded loans combined with charge offs related to the sale of problem loans.

The following table presents total nonaccrual and delinquent loans (loans past due 30+ days) at the dates indicated:

	December 31,									
	2024		2023		2022		2021		2020	
	(Dollars in thousands)									
CRE loans	$	26,601	$	36,092	$	38,030	$	60,203	$	83,617
C&I loans		62,224		6,640		9,146		15,576		17,304
Residential mortgage loans		15,186		6,173		11,101		20,188		11,690
Consumer and other loans		627		682		1,103		848		1,414
Total nonaccrual and delinquent loans	$	104,638	$	49,587	$	59,380	$	96,815	$	114,025
Nonaccrual loans included above	$	90,564	$	45,204	$	49,687	$	54,616	$	85,238

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt including but not limited to current financial information, historical payment experience, credit documentation, public information, and current economic trends. We analyze loans individually by classifying the loans as to credit risk. This analysis includes all non-homogeneous loans. Homogeneous loans are not risk rated and credit risk is analyzed largely by the number of days past due.

This analysis is performed on at least a quarterly basis. We use the following definitions for risk ratings:

• Pass: Loans that meet a preponderance or more of our underwriting criteria and evidence an acceptable level of risk.

• Special Mention: Loans that have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

• Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

• Doubtful/Loss: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Total criticized loans, or loans rated special mention, substandard, doubtful, or loss, at December 31, 2024, totaled $450.0 million, compared with $322.4 million at December 31, 2023. Loans assigned a risk rating of Special Mention, Substandard, Doubtful, or Loss are referred to as Criticized Loans and loans assigned a risk rating of Substandard, Doubtful, or Loss are separately referred to as Classified Loans. The following table provides the detail of Criticized Loans by risk rating at the dates indicated:

	December 31,									
	2024		2023		2022		2021		2020	
	(Dollars in thousands)									
Special Mention	$	179,073	$	178,992	$	157,263	$	257,194	$	184,941
Classified		270,896		143,449		104,073		242,397		366,557
Total Criticized Loans	$	449,969	$	322,441	$	261,336	$	499,591	$	551,498

In 2024, we sold $102.3 million in loans with elevated credit risk comprising mostly $99.3 million in classified loans. In 2023, we sold $172.1 million in loans with elevated credit risk comprising $147.5 million in classified loans and $24.6 million in special mention loans. In 2022, we sold $77.0 million in loans with elevated credit risk comprising $76.6 million in classified loans and $400 thousand in special mention loans.

The following table shows the provision for credit losses, the amount of loans charged off, and recoveries on loans previously charged off together with the balance in the allowance for credit losses at the beginning and end of each year, the amount of average and total loans outstanding, as well as other pertinent ratios at the dates and for the years indicated:

	At or For The Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
	(Dollars in thousands)				
LOANS:					
Average loans:					
CRE loans	$ 8,672,549	$ 9,172,818	$ 9,371,641	$ 8,877,324	$ 8,693,105
C&I loans	3,919,592	4,636,083	4,468,498	3,871,726	3,226,423
Residential mortgage loans	1,005,803	889,488	752,020	552,999	729,432
Consumer and other loans	36,784	33,777	42,468	41,382	49,563
Average loans, including loans held for sale	$13,634,728	$14,732,166	$14,634,627	$13,343,431	$12,698,523
Total loans, excluding loans held for sale	$13,618,272	$13,853,619	$15,403,540	$13,952,743	$13,563,213
ALLOWANCE:					
Balance - beginning of year	158,694	162,359	140,550	206,741	94,144
Loans charged off:					
CRE loans	(1,108)	(2,947)	(6,803)	(57,427)	(8,658)
C&I loans	(29,662)	(34,203)	(5,160)	(3,558)	(6,157)
Residential mortgage loans	—	—	(22)	(923)	—
Consumer and other loans	(318)	(370)	(404)	(328)	(1,211)
Total loans charged off	(31,088)	(37,520)	(12,389)	(62,236)	(16,026)
Less recoveries:					
CRE loans	563	3,285	21,698	5,722	1,851
C&I loans	3,796	1,815	2,861	2,196	5,526
Residential mortgage loans	—	—	—	—	—
Consumer and other loans	162	62	39	327	46
Total loan recoveries	4,521	5,162	24,598	8,245	7,423
Net loan (charge offs) recoveries	(26,567)	(32,358)	12,209	(53,991)	(8,603)
Adoption of CECL	—	—	—	—	26,200
Adoption of ASU 2022-02	—	(407)	—	—	—
Provision (credit) for credit losses	18,400	29,100	9,600	(12,200)	95,000
Balance - end of year	$ 150,527	$ 158,694	$ 162,359	$ 140,550	$ 206,741
RATIOS:					
Net loan charge offs (recoveries) to average loans	0.19 %	0.22 %	(0.08)%	0.40 %	0.07 %
Allowance for credit losses to total loans receivable	1.11 %	1.15 %	1.05 %	1.01 %	1.52 %
Net loan charge offs (recoveries) to average loans	0.19 %	0.22 %	(0.08)%	0.40 %	0.07 %
Allowance for credit losses to nonperforming loans	165.79 %	349.05 %	242.26 %	128.75 %	167.80 %
ALLOWANCE FOR UNFUNDED COMMITMENTS:					
Allowance for unfunded commitments	$ 2,723	$ 3,843	$ 1,351	$ 1,101	$ 1,296
Provision (credit) for unfunded commitments	(1,120)	2,492	250	(195)	660

The following table presents net loan charge offs (recoveries) to average loans by loan category for the years indicated:

	Year Ended December 31,				
	2024	2023	2022	2021	2020
	(Dollars in thousands)				
Loan Type					
CRE loans	0.01 %	— %	(0.16)%	0.58 %	0.08 %
C&I loans	0.66 %	0.70 %	0.05 %	0.04 %	0.02 %
Residential mortgage loans	— %	— %	— %	0.17 %	— %
Consumer and other loans	0.42 %	0.91 %	0.86 %	— %	2.35 %
Net loan charge offs (recoveries) to average loans	0.19 %	0.22 %	(0.08)%	0.40 %	0.07 %

The following table reflects our allocation of the allowance for credit losses by loan category and the ratio of each loan category to total loans at the dates indicated:

	December 31,									
	2024		2023		2022		2021		2020	
	Amount of allowance for credit losses	ACL Coverage Ratio	Amount of allowance for credit losses	ACL Coverage Ratio	Amount of allowance for credit losses	ACL Coverage Ratio	Amount of allowance for loan losses	ACL Coverage Ratio	Amount of allowance for loan losses	ALLL Coverage Ratio
	(Dollars in thousands)									
Loan Type										
CRE loans	$ 88,374	1.04 %	$ 93,940	1.07 %	$ 95,884	1.02 %	$ 108,440	1.19 %	$ 162,196	1.85 %
C&I loans	57,243	1.44 %	51,291	1.24 %	56,872	1.11 %	27,811	0.66 %	39,155	0.94 %
Residential mortgage loans	4,438	0.41 %	12,838	1.45 %	8,920	1.05 %	3,316	0.57 %	4,227	0.73 %
Consumer and other loans	472	1.15 %	625	1.69 %	683	2.05 %	983	1.68 %	1,163	2.28 %
Total	$ 150,527	1.11 %	$ 158,694	1.15 %	$ 162,359	1.05 %	$ 140,550	1.01 %	$ 206,741	1.52 %

The adequacy of the allowance for credit losses is determined upon an evaluation and review of the credit quality of the loan portfolio, taking into consideration economic forecasts, historical loan loss experience, relevant internal and external factors that affect the collection of a loan, and other pertinent factors. We use a combination of a modeled and non-modeled approach that incorporates current and future economic conditions to estimate lifetime expected losses on a collective basis. We incorporate in our modeled approach, Probability of Default ("PD"), Loss Given Default ("LGD"), and Exposure at Default ("EAD") methodologies. For non-modeled loans, the allowance for credit losses is largely based on historical loss experience. Both approaches are combined with other quantitative factors and qualitative considerations in calculation of the allowance for credit losses for collectively assessed loans with similar risk characteristics.

For loans that do not share similar risk characteristics such as nonaccrual loans above $1.0 million, we evaluate these loans on an individual basis in accordance with ASC 326. These nonaccrual loans are considered to have different risk profiles than performing loans and therefore are evaluated separately. We collectively assess nonaccrual loans with balances below $1.0 million along with the performing and accrual loans in order to reduce the operational burden of individually assessing small nonaccrual loans with immaterial balances. For individually assessed loans, the ACL is measured using either (1) the present value of future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price; or (3) the fair value of the collateral, if the loan is collateral dependent. For the collateral dependent loans, we obtain new appraisals to determine the fair value of collateral. The appraisals are based on an "as-is" valuation. To ensure that appraised values remain current, we either obtain updated appraisals every twelve months from a qualified independent appraiser or an internal evaluation of the collateral is performed by qualified personnel. If the third-party market data indicates that the value of the collateral property has declined since the most recent valuation date, management adjusts the value of the property downward to reflect current market conditions. If the fair value of the collateral is less than the amortized balance of the loan, we recognize an ACL with a corresponding charge to the provision for credit losses.

Individually evaluated loans at December 31, 2024, were $90.4 million, a net increase of $45.2 million from $45.2 million at December 31, 2023. The net increase in individually evaluated loans was due to the increase in nonaccrual loans and loans downgraded to substandard risk rating in 2024.

We maintain a separate ACL for our off-balance sheet unfunded loan commitments. We utilize a funding rate to allocate the allowance to undrawn exposures. This funding rate is used as a credit conversion factor to capture how much undrawn can potentially become drawn at any point. The funding rate is determined based on a lookback period of eight quarters. Credit loss is not estimated for off-balance sheet credit exposures that are unconditionally cancellable by us at the time of measurement.

OREO

OREO consists of real estate properties acquired through foreclosure or similar means. OREO is recorded at fair value, less estimated selling costs. At December 31, 2024 and 2023, OREO, net, totaled $0 and $63 thousand, respectively. The number of OREO properties held at December 31, 2024 and 2023, was zero and one, respectively.

The changes in OREO for the years ended December 31, 2024 and 2023, were as follows:

	Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Balance at beginning of period	$ 63	$ 2,418
Additions to OREO	—	105
OREO sales	(63)	(2,418)
Valuation adjustments, net	—	(42)
Balance at end of period	$ —	$ 63

Deposits

Deposits are our primary source of funds for loans and investments. We offer a wide variety of deposit account products to commercial and consumer customers. Total deposits decreased to $14.33 billion at December 31, 2024, from $14.75 billion at December 31, 2023. At December 31, 2024, we had $1.06 billion in brokered deposits and $300.0 million in California State Treasurer deposits compared with $1.54 billion in brokered deposits and $300.0 million in California State Treasurer deposits at December 31, 2023. The brokered deposits represented approximately 7% of our total deposits at December 31, 2024, compared with 10% at December 31, 2023. The year-over-year decrease in brokered deposits reflects the intentional reduction of brokered time deposits in 2024. The California State Treasurer deposits had remaining maturities of three to six months and a weighted average interest rate of 4.46% and 5.41% at December 31, 2024 and 2023, respectively.

The decrease in deposits during 2024 was primarily due to decreases in demand deposits, time deposits, and savings deposits, partially offset by increases in money market and NOW deposits. Noninterest bearing demand deposits decreased $537.0 million during 2024, due primarily to a decline in business noninterest bearing deposits during the year, consistent with customer preferences in a high interest rate environment. Time deposits decreased $193.0 million from December 31, 2023, to December 31, 2024, due to a decrease in brokered time deposits of $838.4 million, partially offset by an increase in customer deposits of $645.4 million.

The following table sets forth the balances of our deposits by category for the periods indicated:

	December 31,					
	2024		2023		2022	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Demand, noninterest bearing	$ 3,377,950	24 %	$ 3,914,967	27 %	$ 4,849,493	31 %
Money market, interest bearing demand and savings	5,175,735	36 %	4,872,029	33 %	5,899,248	38 %
Time deposit of more than $250,000	2,706,348	19 %	2,240,547	15 %	2,385,573	15 %
Other time deposits	3,067,456	21 %	3,726,210	25 %	2,604,487	16 %
Total deposits	$ 14,327,489	100 %	$ 14,753,753	100 %	$ 15,738,801	100 %

The following table presents the maturity schedules of our time deposits, at dates indicated:

	December 31,					
	2024		**2023**		**2022**	
	Amount	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**
	(Dollars in thousands)					
Three months or less	$ 2,115,210	37 %	$ 2,111,444	35 %	$ 1,166,952	23 %
Over three months through six months	1,774,064	31 %	1,592,668	27 %	1,003,444	21 %
Over six months through twelve months	1,713,203	29 %	2,206,373	37 %	2,802,627	56 %
Over twelve months	171,327	3 %	56,272	1 %	17,037	— %
Total time deposits	$ 5,773,804	100 %	$ 5,966,757	100 %	$ 4,990,060	100 %

The following table indicates the maturity schedules of our time deposits in amounts of more than $250,000 at December 31, 2024:

	Amount	**Percentage**
	(Dollars in thousands)	
Three months or less	$ 1,059,687	39 %
Over three months through six months	815,568	30 %
Over six months through twelve months	811,526	30 %
Over twelve months	19,567	1 %
Total	$ 2,706,348	100 %

There is no assurance that we will be able to continue to replace maturing time deposits at competitive rates. However, if we are unable to replace these maturing time deposits with new deposits, we believe that we have adequate liquidity resources to fund these obligations through secured credit lines with the FHLB and FRB, as well as with liquid assets.

At December 31, 2024, total uninsured deposits of the Bank reported by the Bank was approximately $5.56 billion, or 39% of the Bank's deposits, which represents the estimated portion of deposit accounts that exceed the FDIC insurance limit. This estimate was determined based on the same methodologies and assumptions used for regulatory reporting requirements.

FHLB and FRB Borrowings and Fed Funds Purchased

We utilize a combination of short-term and long-term borrowings from the FHLB and FRB as well as other sources to help manage our liquidity position. However, borrowings are used as a secondary source of funds and deposits are our main source of funding and liquidity.

Federal Funds Purchased

Federal funds purchased generally mature within one to three business days from the transaction date. We did not have any federal funds purchased at December 31, 2024 and 2023.

FHLB and FRB Borrowings

We may borrow from the FHLB and FRB on a short-term or long-term basis to provide funding for certain loans or investment securities strategies, as well as for asset liability management strategies. At December 31, 2024, borrowings totaled $239.0 million consisting of $100.0 million in FHLB borrowings and $139.0 million in FRB borrowings compared with $1.80 billion in total FHLB and FRB borrowings at December 31, 2023 consisting of $100.0 million in FHLB borrowings and $1.70 billion in FRB borrowings. At December 31, 2024 and 2023, the average weighted remaining maturity of FHLB and FRB borrowings was approximately two months and three months, respectively. The weighted average rates for FHLB advances and FRB borrowings were 4.88% and 4.50%, respectively, at December 31, 2024, compared with 5.73% and 4.47% for FHLB advances and FRB borrowings, respectively, at December 31, 2023. FRB BFTP borrowings were fully paid off in the first half of 2024.

Convertible Notes

In 2018, we issued $217.5 million aggregate principal amount of 2.00% convertible senior notes maturing on May 15, 2038, in a private offering to qualified institutional buyers under Rule 144A of the Securities Act of 1933. The convertible notes were issued as part of our plan to repurchase common stock. The convertible notes pay interest on a semi-annual basis to holders of the notes. The convertible notes can be called by us, in whole or in part, at any time after five years for the original issued amount in cash. Holders of the notes can put the notes for cash on the fifth, tenth, and fifteenth year of the notes.

The net carrying balance of convertible notes at December 31, 2024 and 2023 was $444 thousand. During the year ended December 31, 2023, we repurchased notes in the aggregate principal amount of $19.9 million and recorded a gain on debt extinguishment of $405 thousand. The repurchased notes were immediately cancelled subsequent to repurchase. On May 15, 2023, most holders of our convertible notes exercised their right to put their notes and therefore we paid off $197.1 million of convertible note principal in cash.

Subordinated Debentures

At December 31, 2024, our nine wholly-owned subsidiary grantor trusts ("Trusts") had issued $126.0 million of pooled trust preferred securities ("Trust Preferred Securities"). The Trust Preferred Securities accrue and pay distributions periodically at specified annual rates as provided in the related indentures for the securities. The Trusts used the net proceeds from the offering of the Trust Preferred Securities to purchase a like amount of Hope Bancorp's subordinated debentures (the "Debentures"). The Debentures are the sole assets of the trusts. Our obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by us of the obligations of the trusts. The Trust Preferred Securities are mandatorily redeemable upon the maturity of the Debentures, or upon earlier redemption as provided in the indentures. We have the right to redeem the Debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. Debentures totaled $109.1 million at December 31, 2024, and $107.8 million at December 31, 2023.

At December 31, 2024 and 2023, the Trusts are not reported on a consolidated basis pursuant to ASC 810, Consolidation. Therefore, the capital securities of $126.0 million are not presented on the Consolidated Statements of Financial Condition. Instead, at December 31, 2024, the long-term subordinated debentures of $109.1 million, net of $20.8 million in discounts, issued by us to the Trusts and the investment in Trusts' common stock of $3.9 million (included in other assets) are separately reported.

The following table summarizes our outstanding Debentures related to the Trust Preferred Securities at December 31, 2024:

Trust Name	Issuance Date	Amount	Carry Value of Subordinated Debentures	Maturity Date	Coupon Rate	Current Rate	Interest Distribution and Callable Date
			(Dollars in thousands)				
Nara Capital Trust III	06/05/2003	$ 5,000	$ 5,155	06/15/2033	3M SOFR + 3.41%	7.77%	Every 15th of Mar, Jun, Sep, and Dec
Nara Statutory Trust IV	12/22/2003	5,000	5,155	01/07/2034	3M SOFR + 3.11%	7.77%	Every 7th of Jan, Apr, Jul, and Oct
Nara Statutory Trust V	12/17/2003	10,000	10,310	12/17/2033	3M SOFR + 3.21%	7.56%	Every 17th of Mar, Jun, Sep, and Dec
Nara Statutory Trust VI	03/22/2007	8,000	8,248	06/15/2037	3M SOFR +1.91%	6.27%	Every 15th of Mar, Jun, Sep, and Dec
Center Capital Trust I	12/30/2003	18,000	15,473	01/07/2034	3M SOFR + 3.11%	7.77%	Every 7th of Jan, Apr, Jul, and Oct
Wilshire Statutory Trust II	03/17/2005	20,000	16,937	03/17/2035	3M SOFR + 2.05%	6.40%	Every 17th of Mar, Jun, Sep, and Dec
Wilshire Statutory Trust III	09/15/2005	15,000	12,148	09/15/2035	3M SOFR + 1.66%	6.02%	Every 15th of Mar, Jun, Sep, and Dec
Wilshire Statutory Trust IV	07/10/2007	25,000	19,570	09/15/2037	3M SOFR + 1.64%	6.00%	Every 15th of Mar, Jun, Sep, and Dec
Saehan Capital Trust I	03/30/2007	20,000	16,144	06/30/2037	3M SOFR + 1.88%	6.21%	Every 30th of Mar, Jun, Sep, and Dec
Total Trusts		**$ 126,000**	**$ 109,140**				

Capital Resources

Historically, our primary source of capital has been the retention of earnings, net of interest payments on debentures and convertible notes and dividend payments to stockholders and share repurchases. We seek to maintain capital at a level sufficient to assure our stockholders, customers, and regulators that Hope Bancorp and the Bank are financially sound. For this purpose, we perform ongoing assessments of capital related risks, components of capital, as well as projected sources and uses of capital in conjunction with projected increases in assets and levels of risk.

Our total stockholders' equity increased $13.3 million, or 0.6%, to $2.13 billion at December 31, 2024, from $2.12 billion at December 31, 2023. The increase in our stockholders' equity at December 31, 2024, compared with December 31, 2023, was largely due to net income earned of $99.6 million, an increase in additional paid-in capital consisting of $5.4 million in stock-based compensation, offset partially by dividends paid of $67.5 million, a decrease in AOCI of $23.1 million, and a decrease to beginning retained earnings of $1.1 million, net of tax, resulting from our adjustments related to adoption of ASU 2023-02. The decrease in AOCI from December 31, 2023, to December 31, 2024, was due to the increase in unrealized losses on our investment securities AFS as a result of changes to market interest rates.

At December 31, 2024, our ratio of common equity to total assets was 12.52% compared with 11.09% at December 31, 2023, and our tangible common equity represented 10.05% of tangible assets at December 31, 2024, compared with 8.86% of tangible assets at December 31, 2023. Tangible common equity per share was $13.81 at December 31, 2024, compared with $13.76 at December 31, 2023. Tangible common equity to tangible assets and tangible common equity per share are non-GAAP financial measures that we believe provide investors with information that is useful in understanding our financial performance and position.

We provide certain non-GAAP financial measures that we believe provide investors with meaningful supplemental information that is useful in understanding our financial performance and position. The methodologies for determining non-GAAP measures may differ among companies. The following table reconciles non-GAAP financial measures used to the most comparable GAAP performance measures:

	December 31,			
	2024		**2023**	
	(Dollars in thousands, except share and per share data)			
Total stockholders' equity	$	2,134,505	$	2,121,243
Less: Goodwill and core deposit intangible assets, net		(466,781)		(468,385)
Tangible common equity ("TCE")	$	1,667,724	$	1,652,858
Total assets	$	17,054,008	$	19,131,522
Less: Goodwill and core deposit intangible assets, net		(466,781)		(468,385)
Tangible assets	$	16,587,227	$	18,663,137
Common shares outstanding		120,755,658		120,126,786
TCE per share (TCE / common shares outstanding)	$	13.81	$	13.76
TCE ratio (TCE / tangible assets)		10.05 %		8.86 %

The following table compares Hope Bancorp's and the Bank's capital ratios at December 31, 2024, to those required by our regulatory agencies to generally be deemed "adequately capitalized" for capital adequacy classification purposes:

	December 31, 2024			
	Actual		Ratio Required To Be Well-Capitalized	Excess Over Well-Capitalized
	Amount	Ratio		
	(Dollars in thousands)			
Hope Bancorp				
Common equity tier 1 capital (to risk-weighted assets):	$ 1,900,601	13.06 %	N/A	N/A
Tier 1 capital (to risk-weighted assets)	$ 2,005,840	13.79 %	N/A	N/A
Total capital (to risk-weighted assets)	$ 2,150,810	14.78 %	N/A	N/A
Leverage capital (to average assets)	$ 2,005,840	11.83 %	N/A	N/A
Bank of Hope				
Common equity tier 1 capital (to risk-weighted assets):	$ 1,978,969	13.61 %	6.50 %	7.11 %
Tier 1 capital (to risk-weighted assets)	$ 1,978,969	13.61 %	8.00 %	5.61 %
Total capital (to risk-weighted assets)	$ 2,123,939	14.61 %	10.00 %	4.61 %
Leverage capital (to average assets)	$ 1,978,969	11.68 %	5.00 %	6.68 %

Capital rules require a capital conservation buffer of 2.50% above the three minimum risked-weighted capital ratios to avoid constraints on dividend payments, stock repurchases, and discretionary bonus payments to executives. Our capital ratios at December 31, 2024 and 2023, exceeded all of the regulatory minimums including the fully-phased in capital conservation buffer.

Liquidity Management

Liquidity risk is the risk of reduction in our earnings or capital that could result if we were not able to meet our obligations when they come due without incurring unacceptable losses. Liquidity risk includes the risk of unplanned decreases or changes in funding sources and changes in market conditions that affect our ability to liquidate assets quickly and with minimum loss of value. Factors considered in liquidity risk management are the stability of the deposit base; the marketability, maturity, and pledging of our investments; the availability of alternative sources of funds; and our demand for credit.

The objective of our liquidity management is to have funds available to meet cash flow requirements arising from fluctuations in deposit levels and the demands of daily operations, which include funding of securities purchases, providing for customers' credit needs, and ongoing repayment of borrowings.

We manage our liquidity actively on a daily basis and it is reviewed periodically by our management-level Asset/Liability Management Committee ("ALM") and the Board Risk Committee ("BRC"). This process is intended to ensure the maintenance of sufficient funds to meet our liquidity needs, including adequate cash flow for off-balance-sheet commitments. In general, our liquidity is managed daily by controlling the level of federal funds and the funds provided by cash flow from operations. To meet unexpected demands, lines of credit are maintained with the FHLB, the Federal Reserve Bank, and other correspondent banks. These lines of credit are tested at least annually for funds availability. The sale of investment securities and loans held for sale also serves as a source of funds.

Our primary sources of liquidity are derived from financing activities, which include deposits, federal funds facilities, and borrowings from the FHLB and the FRB's Discount Window. These funding sources are augmented by payments of principal and interest on loans, proceeds from sale of loans, pay down of investment securities, and the liquidation or sale of securities from our AFS portfolio. Primary uses of funds include withdrawal of and interest payments on deposits, originations of loans, purchases of investment securities, payment of operating expenses, share repurchases, and payment of dividends.

Net cash inflows from operating activities totaled $116.7 million, $473.8 million, and $485.5 million during 2024, 2023, and 2022, respectively. Net cash inflows from operating activities for 2024 were primarily attributable to net income earned, discount accretion, net of depreciation and amortization, and provision for credit losses, partially offset by changes in accrued interest payable and originations of loans held for sale.

Net cash inflows from investing activities totaled $466.5 million during 2024, and $1.29 billion during 2023 and net cash outflows from investing activities totaled $1.47 billion during 2022. Net cash inflows from investing activities during 2024 were primarily from proceeds from investment securities AFS and investment securities HTM that were paid down during the year, and proceeds received from sales of investment securities AFS and loans held for sale. These inflows were partially offset by purchases of investment securities.

Net cash outflows from financing activities totaled $2.05 billion during 2024 and $341.5 million during 2023 and net cash inflows from financing activities totaled $1.18 billion during 2022. Net cash outflows from financing activities for 2024 was primarily attributable to the repayment of FRB borrowings, a decrease in deposits, and dividends paid on common stock. These outflows were partially offset by proceeds from FRB borrowings and FHLB advances.

When we have more funds than required for our reserve requirements or short-term liquidity needs, we sell federal funds to other financial institutions. Conversely, when we have less funds than required, we may purchase federal funds or borrow funds from the FHLB or the FRB's Discount Window. At December 31, 2024, the maximum amount that we were able to borrow on an overnight basis from the FHLB and the FRB was an aggregate of $5.88 billion, and we had $100.0 million in borrowings from the FHLB and $139.00 million in borrowings outstanding from the FRB. The FHLB system functions as a line of credit facility for qualifying financial institutions. As a member, we are required to own capital stock in the FHLB and may apply for advances from the FHLB by pledging qualifying loans and certain securities as collateral for these advances.

At times we maintain a portion of our liquid assets in interest earning cash deposits with other banks, overnight federal funds sold to other banks, and in investment securities AFS that are not pledged. Our liquid assets consist of cash and cash equivalents, interest earning cash deposits with other banks, liquid investment securities AFS, and loan repayments within 30 days. Liquid assets totaled $2.06 billion and $2.47 billion at December 31, 2024 and 2023, respectively. Cash and cash equivalents totaled $458.2 million at December 31, 2024, compared with $1.93 billion at December 31, 2023. The year-over-year decrease in cash and cash equivalents was primarily due to the payoff of our FRB BTFP borrowings in 2024.

Because our primary sources and uses of funds are deposits and loans, the relationship between gross loans and total deposits provides one measure of our liquidity. Typically, the closer the ratio of loans to deposits is to, or the more it exceeds, 100%, the more we rely on borrowings and other sources to provide liquidity. Alternative sources of funds such as FHLB advances and FRB borrowings, brokered deposits, and other collateralized borrowings that provide liquidity as needed from diverse liability sources are an important part of our asset/liability management strategy. Our average gross loans to average deposits ratio was 93%, 94% and 96% for years ended 2024, 2023, and 2022, respectively.

We believe our liquidity sources are stable and adequate to meet our day-to-day cash flow requirements. At December 31, 2024, management is not aware of any demands, commitments, trends, events, or uncertainties that will or are reasonably likely to have a material or adverse effect on our liquidity position. At December 31, 2024, we are not aware of any material commitments for capital expenditures in the foreseeable future.

Off-Balance-Sheet Activities and Contractual Obligations

The Bank routinely engages in activities that involve, to varying degrees, elements of risk that are not reflected, in whole or in part, in the Consolidated Financial Statements. These activities are part of our normal course of business and include traditional off-balance-sheet credit-related financial instruments, interest rate swap contracts, operating leases, and interest commitments on our liabilities.

Traditional off-balance-sheet credit-related financial instruments are primarily commitments to extend credit and standby letters of credit. These activities may require us to make cash payments to third parties in the event specified future events occur. The contractual amounts represent the extent of our exposure in these off-balance-sheet activities. However, since certain off-balance-sheet commitments, particularly standby letters of credit, are expected to expire or be only partially used, the total amount of commitments does not necessarily represent future cash requirements. These activities are necessary to meet the financing needs of our customers.

We do not anticipate that our current off-balance-sheet activities will have a material impact on our future results of operations or financial condition. Further information regarding risks from our off-balance-sheet financial instruments can be found in Note 14 of the Notes to Consolidated Financial Statements and in Item 7A. - "Quantitative and Qualitative Disclosures about Market Risk."

We also commit to fund certain affordable housing partnership investments in the future. Funded commitments are presented as investments in affordable housing partnerships in the Consolidated Financial Statements while unfunded commitments are presented as commitments to fund investment in affordable housing partnerships.

The following table summarizes our contractual obligations and commitments to make future payments at December 31, 2024. Payments shown for time deposits, FHLB advances, convertible notes, and subordinated debenture include interest obligations to their respective repricing or next call dates:

	Payments Due By Period				
	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
	(Dollars in thousands)				
Contractual Obligations and Commitments					
Time deposits	$ 5,833,429	$ 135,786	$ 3,044	$ —	$ 5,972,259
FHLB and FRB borrowings	240,726	—	—	—	240,726
Convertible notes	446	—	—	—	446
Subordinated debentures [1]	128,162	—	—	—	128,162
Operating leases	15,093	23,460	6,231	2,002	46,786
Commitments to fund CRA and tax credit investments	12,869	4,195	499	1,282	18,845
Unfunded commitments to extend credit	1,203,785	839,158	177,057	35,785	2,255,785
Standby letters of credit	120,754	13,466	328	—	134,548
Other letters of credit	22,455	419	—	—	22,874
Total	**$ 7,577,719**	**$ 1,016,484**	**$ 187,159**	**$ 39,069**	**$ 8,820,431**

_____

(1)   Interest for variable rate subordinated debentures were calculated using interest rates at December 31, 2024.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The objective of the Company's asset and liability management activities is to optimize earnings while maintaining adequate liquidity and maintaining exposure to interest rate risk deemed to be acceptable by management, by adjusting the type and mix of assets and liabilities to effectively address changing conditions and risks. Primary operating strategies for attaining this objective include managing the net interest margin through appropriate risk/return pricing of assets and liabilities, and emphasizing growth of low-cost, stable customer deposits. Various methods are used to protect against exposure to interest rate fluctuations, reducing the effects of fluctuations on associated cash flows or values. Internal analyses are performed to measure, evaluate, and monitor liquidity and interest rate risk.

Interest Rate Risk

Interest rate risk is the most significant market risk impacting the Company. Interest rate risk, which is inherent in the banking industry, is measured by potential changes in net interest income ("NII") and the economic value of equity ("EVE"). The primary forms of interest rate risk consist of repricing risk, basis risk, yield curve risk, and options risk.

- Repricing Risk: The risk that interest rate sensitive assets and liabilities do not reprice simultaneously and/or in equal volumes.

- Basis Risk: The risk that different indices with the same repricing frequency do not move in unison due to asymmetrical changes in interest rate indices.

- Yield Curve Risk: The risk from non-parallel changes in the slope of the yield curve.

- Options Risk: The risk that cash flows change due to embedded options (e.g., prepayment / extension, call options, deposit runoff, time deposit early withdrawal).

The Company's interest rate risk management is governed by policies reviewed and approved annually by the Board of Directors. The Board delegates responsibility for interest rate risk management to the Board Risk Committee and to the Asset and Liability Management Committee ("ALM"), which is composed of the Bank's senior executives and other designated officers.

The fundamental objective of the ALM is to manage exposure to interest rate fluctuations while maintaining adequate levels of liquidity and capital. ALM meets regularly to monitor the Company's interest rate risk, balance sheet activities, on- and off-balance sheet composition, earnings, capital, and market trends. Overall, the Company aims to reduce the sensitivity of earnings to interest rate fluctuations. Certain assets and liabilities, however, may react in different degrees to changes in market interest rates. Furthermore, interest rates on certain types of assets and liabilities may fluctuate prior to changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. The expected maturities of various assets or liabilities may shorten or lengthen as interest rates change. Management considers the anticipated effects of these factors when implementing interest rate risk management objectives.

The Company's interest rate risk sensitivity simulations apply various behavior models and assumptions to account for customer tendencies stemming from interest rate risk changes. The key behavior models and assumptions incorporated in the EVE and NII simulations impact deposit pricing, deposit runoff, time deposit early withdrawal, and prepayments on loans and investments. The deposit pricing model is one of the most significant of these assumptions and determines to what degree our deposit rates change when benchmark interest rates change. The deposit runoff model reflects the increased attrition rate observed in noninterest bearing deposits in higher rate scenarios as customers migrate to interest bearing deposits and/or alternative investments. The time deposit early withdrawal model incorporates the customer's ability to early terminate time deposits and reprice higher. The prepayment models applied to loans and investments reflects the incentive borrowers have to refinance when market rates are low while conversely slowing down their payments in higher rate environments. Each of the models and assumptions are tailored to the specific interest rate environment and validated on a regular basis. However, assumptions and models are inherently uncertain and actual results may differ from those derived in simulation analysis for multiple reasons, which may include actual balance sheet composition differences, timing, magnitude and frequency of interest rate changes, deviations from projected customer behavioral assumptions, and changes in market conditions or management strategies.

Net Interest Income Sensitivity Simulation

Net interest income sensitivity simulations are used by management to measure the risk and impact to earnings over various time horizons, using a variety of interest rate scenarios. The following table presents the Company's net interest income sensitivity profile over a gradual 12-month "ramp" scenario applied to the base implied forward curve. The "ramp" scenario is a parallel shift applied gradually over the 12 months of the forecast on a pro rata basis. The scenarios are applied to an adjusted balance sheet that incorporates assumptions related to asset prepayments, time deposit withdrawal speeds, noninterest bearing deposit migration, and estimated deposit betas; these assumptions differ in rising or falling interest rate scenarios and are anchored in historical performance. Deposit betas represent the change in the rates paid on deposits against a change in benchmark interest indices. The net interest income simulation model does not represent a forecast of the Company's net interest income but is a tool utilized to assess the impact of changing market interest rates across a range of market interest rate environments.

The following table presents the Company's net interest income sensitivity related to a 12-month parallel ramp of 100, 200 and 300 bps applied in year 1 on implied forward market interest rates as of December 31, 2024, and December 31, 2023, on a balance sheet assuming static balances on assets and liabilities with deposit balances modeled to migrate from noninterest bearing deposits to interest bearing deposits as rates move.

Net Interest Income Sensitivity	Interest Rate Change (basis points)					
	- 300	- 200	- 100	+ 100	+ 200	+ 300
December 31, 2024	(4.82)%	(3.41)%	(1.69)%	1.65%	3.22%	3.76%
December 31, 2023	(8.04)%	(5.49)%	(2.82)%	2.20%	3.30%	3.65%

The year-over-year changes in earnings sensitivity is primarily due to the decrease in cash balances, offset by reduction in FHLB balances and termination of $400.0 million of receive-fixed swaps in 2024 compared to no terminations in 2023.

Interest Rate Sensitivity

Our monitoring activities related to managing interest rate risk include both interest rate sensitivity "gap" analysis and the use of a simulation model. While traditional gap analysis provides a simple picture of the interest rate risk embedded in the Consolidated Statements of Financial Condition, it provides only a static view of interest rate sensitivity at a specific point in time and does not measure the potential volatility in forecasted results relating to changes in market interest rates over time. Accordingly, we combine the use of gap analysis with the use of a simulation model, which provides a dynamic assessment of interest rate sensitivity.

The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets anticipated to reprice within a specific time period and the amount of interest bearing liabilities anticipated to reprice within that same time period. A gap is considered positive when the amount of interest rate sensitive assets repricing within a specific time period exceeds the amount of interest bearing liabilities repricing within that same time period. A positive cumulative gap suggests that earnings will increase when interest rates rise and decrease when interest rates fall. A negative cumulative gap suggests that earnings will increase when interest rates fall and decrease when interest rates rise. However, actual earnings may not increase or decrease as expected based on the cumulative gap as there are other factors that impact earnings.

The following table illustrates our combined asset and liability contractual repricing as of December 31, 2024:

	0 - 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
			(Dollars in thousands)		
Rate Sensitive Assets:					
Interest earning cash	$ 235,541	$ —	$ —	$ —	$ 235,541
Investment securities AFS	360	20,779	586,344	1,215,760	1,823,243
Investment securities HTM	—	2,191	69,341	180,853	252,385
Equity investments	39,946	—	—	—	39,946
Loans outstanding[1]	5,891,667	1,482,023	5,734,471	524,602	13,632,763
Total rate sensitive assets	$ 6,167,514	$ 1,504,993	$ 6,390,156	$ 1,921,215	$ 15,983,878
Rate Sensitive Liabilities:					
Money market and NOW	$ 4,515,251	$ —	$ —	$ —	4,515,251
Savings deposits	590,801	41,315	28,368	—	660,484
Time deposits	2,149,977	3,487,267	136,560	—	5,773,804
FHLB and FRB borrowings	239,000	—	—	—	239,000
Convertible notes	444	—	—	—	444
Subordinated debentures	109,140	—	—	—	109,140
Total rate sensitive liabilities	$ 7,604,613	$ 3,528,582	$ 164,928	$ —	$ 11,298,123
Net Gap Position	$ (1,437,099)	$ (2,023,589)	$ 6,225,228	$ 1,921,215	
Cumulative Gap Position	$ (1,437,099)	$ (3,460,688)	$ 2,764,540	$ 4,685,755	

_____

(1) Includes nonaccrual loans of $90.6 million and loans held for sale of $14.5 million.

Economic Value of Equity Sensitivity

EVE is used by management to measure the impact of interest rate changes on the net present value of assets and liabilities, including off-balance sheet instruments. EVE complements net interest income sensitivity simulations whereas it estimates the risk exposure for a longer time horizon, or more specifically, the expected life of the current balance sheet. EVE does not incorporate any assumptions related to new originations or renewal activities used in the net interest income sensitivity analysis. The following table presents the Company's EVE profile applied to immediate parallel shock scenarios.

Economic Value of Equity Sensitivity	Interest Rate Change (basis points)					
	- 300	- 200	- 100	+ 100	+ 200	+ 300
December 31, 2024	7.72%	6.87%	4.12%	(4.88)%	(10.59)%	(16.87)%
December 31, 2023	1.29%	3.29%	2.47%	(5.45)%	(11.94)%	(18.96)%

The year-over-year changes in EVE sensitivity was primarily driven by an update to the Company's deposit pricing model. The improved model incorporates the non-linear observations the Company experienced during the recent rapid increase in federal policy rate and subsequent rate decrease.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following Consolidated Financial Statements of Hope Bancorp, together with the report of Crowe LLP begin on page F-1 of this Report and are incorporated herein by reference:

Report of Independent Registered Public Accounting Firm (PCAOB ID 173)

Consolidated Statements of Financial Condition as of December 31, 2024 and 2023

Consolidated Statements of Income for the Years Ended December 31, 2024, 2023, and 2022

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023, and 2022

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2024, 2023, and 2022

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023, and 2022

Notes to Consolidated Financial Statements for the Years Ended December 31, 2024, 2023, and 2022

See "Item 15. Exhibits and Financial Statement Schedules" for exhibits filed as a part of this Report.

The supplementary data required by this Item (selected quarterly financial data) is provided in Note 26 "Quarterly Financial Data (unaudited)" in the Notes to the Consolidated Financial Statements.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

a. Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chairman, President, and Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We conducted an evaluation under the supervision and with the participation of our management, including our Chairman, President, and Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2024. Based upon that evaluation, our Chairman, President, and Chief Executive Officer and our Chief Financial Officer determined that our disclosure controls and procedures were effective as of December 31, 2024.

b. Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Exchange Act. This system, which our management has chosen to base on the framework set forth in the 2013 Internal Control-Integrated Framework, published by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is supervised by our Chairman, President, and Chief Executive Officer and Chief Financial Officer, is effected by the Board, management and other personnel, and is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

With the participation of our Chairman, President, and Chief Executive Officer and our Chief Financial Officer, and under the direction of our audit committee, our management has conducted an assessment of the effectiveness of the Company's system of internal control over financial reporting as of December 31, 2024, using the criteria set forth by COSO. Based on this assessment, our management believes that the Company's system of internal control over financial reporting was effective as of December 31, 2024.

c. Changes in Internal Control Over Financial Reporting

Management has determined that there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting which is included on page F-1 of this report.

Item 9B.   OTHER INFORMATION

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as defined in Item 408 of Regulation S-K.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to the Company's directors and executive officers, Delinquent Section 16(a) Reports, the Company's Code of Ethics and Business Conduct, director nomination procedures, the Audit Committee and the audit committee financial expert will be filed in Hope Bancorp's definitive Proxy Statement for its 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement"), which will be filed with the SEC not later than 120 days after December 31, 2024.

The Company has adopted a code of ethics that applies to all employees, including its principal executive officer, principal financial officer, and principal accounting officer. The employee code of ethics is accessible on the "Governance Documents" page of the "Corporate Governance" tab of our investor relations website at www.ir-hopebancorp.com.

The Company has adopted an insider trading policy (included as Exhibit 19.1 of this report) that governs the purchase, sale, and/or other dispositions of the Company's securities by our officers, directors, and employees that is designed to comply with insider trading laws, rules, and regulations, as well as any applicable listing standards.

Item 11.   EXECUTIVE COMPENSATION

The information required by this Item with respect to director and executive compensation, "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" will be filed in Hope Bancorp's 2025 Proxy Statement which will be filed with the SEC not later than 120 days after December 31, 2024.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item with respect to security ownership of certain beneficial owners and management will be filed in Hope Bancorp's 2025 Proxy Statement which will be filed with the SEC not later than 120 days after December 31, 2024.

The following table summarizes our equity compensation plans as of December 31, 2024:

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in Column (a) (c)
Equity compensation plans approved by security holders	421,231	$ 17.04	3,348,065
Equity compensation plans not approved by security holders	—	—	—
Total	421,231	$ 17.04	3,348,065

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item with respect to certain relationships and related transactions and director independence will be filed in Hope Bancorp's 2025 Proxy Statement which will be filed with the SEC not later than 120 days after December 31, 2024.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item with respect to principal accountant fees and services will be filed in Hope Bancorp's 2025 Proxy Statement which will be filed with the SEC not later than 120 days after December 31, 2024.

PART IV

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) **Financial Statements**: The financial statements listed under Part II-Item 8. "Financial Statements and Supplementary Data" are filed as part of this Annual Report on Form 10-K.

(a)(2) **Financial Statement Schedules**: All financial statement schedules have been omitted since the required information is either not applicable or not required, or has been included in the Financial Statements and related notes.

(a)(3) **List of Exhibits**

Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of Hope Bancorp, Inc. (incorporated herein by reference to the Current Report on Form 8-K, Exhibit 3.1, filed with the SEC on May 29, 2024)
3.2	Amended and Restated Bylaws of Hope Bancorp, Inc. (incorporated herein by reference to the Current Report on Form 8-K, Exhibit 3.2, filed with the SEC on May 29, 2024)
4.1	Junior Subordinated Indenture, dated June 5, 2003, by and between the Nara Bancorp, Inc. as Issuer and The Bank of New York as Trustee (incorporated herein by reference to the Current Report on Form 8-K/A, Exhibit 99.2, filed with the SEC on May 2, 2008)
4.2	Indenture, dated December 17, 2003, by and between Nara Bancorp, Inc. as Issuer and U.S. Bank National Association as Trustee (incorporated herein by reference to the Current Report on Form 8-K/A, Exhibit 99.5, filed with the SEC on May 2, 2008)
4.3	Indenture, dated December 22, 2003, between Nara Bancorp, Inc. as Issuer and Wells Fargo Bank, National Association as Trustee (incorporated herein by reference to the Current Report on Form 8-K/A, Exhibit 99.8, filed with the SEC on May 2, 2008)
4.4	Indenture, dated March 22, 2007, by and between Nara Bancorp, Inc. and Wilmington Trust Company (incorporated herein by reference to the Current Report on Form 8-K, Exhibit 4.2, filed with the SEC on March 29, 2007)
4.5	Indenture, dated as of December 30, 2003, between Center Financial Corporation and Wells Fargo Bank, National Association (incorporated herein by reference to Center Financial's Annual Report on Form 10-K, Exhibit 10.4, for the year ended December 31, 2003, filed with the SEC on March 30, 2004)
4.6	Indenture, dated as of March 17, 2005, between Wilshire Bancorp, Inc. and Wilmington Trust Company (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 4.6, for the year ended December 31, 2006, filed with the SEC on March 16, 2007)
4.7	Indenture, dated as of September 15, 2005, between Wilshire Bancorp, Inc. and Wilmington Trust Company (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 4.9, for the year ended December 31, 2006, filed with the SEC on March 16, 2007)
4.8	Indenture, dated as of July 10, 2007, between Wilshire Bancorp, Inc. and LaSalle Bank National Association (incorporated herein by reference to Wilshire Bancorp's Quarterly Report on Form 10-Q, Exhibit 4.12, for the quarter ended September 30, 2007, filed with the SEC on November 9, 2007)
4.9	Indenture, dated as of March 30, 2007 between Saehan Bancorp, Inc. and Wilmington Trust Company (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 4.11, for the year ended December 31, 2013, filed with the SEC on March 14, 2014)
4.10	Indenture dated May 11, 2018, by and between Hope Bancorp, Inc. and U.S. Bank National Association (incorporated herein by reference to the Current Report on Form 8-K, Exhibit 4.1, filed with the SEC on May 11, 2018)

Number	Description
4.11	Description of Securities Registered Under Section 12 of the Exchange Act+
10.1	Wilshire State Bank Directors' Survivor Income Plan, dated July 30, 2003, as amended on September 26, 2012 (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 10.13, for the year ended December 31, 2012, filed with the SEC on March 14, 2013)*
10.2	Wilshire State Bank Executive Survivor Income Plan, dated July 30, 2003, as amended on September 26, 2012 (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 10.14, for the year ended December 31, 2012, filed with the SEC on March 14, 2013)*
10.3	Wilshire State Bank Directors' Survivor Income Plan, dated July 1, 2005, as amended on September 26, 2012 (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 10.15, for the year ended December 31, 2012, filed with the SEC on March 14, 2013)*
10.4	Wilshire State Bank Executive Survivor Income Plan, dated July 1, 2005, as amended on September 26, 2012 (incorporated herein by reference to Wilshire Bancorp's Annual Report on Form 10-K, Exhibit 10.16, for the year ended December 31, 2012, filed with the SEC on March 14, 2013)*
10.5	BBCN Bancorp, Inc. 2016 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 4.1, filed with the SEC on May 7, 2021)*
10.6	Form of Incentive Stock Option Agreement under the 2016 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.1, filed with the SEC on May 7, 2021)*
10.7	Form of Non-qualified Stock Option Agreement under the 2016 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.2, filed with the SEC on May 7, 2021)*
10.8	Form of Restricted Stock Unit Agreement under the 2016 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.3, filed with the SEC on May 7, 2021)*
10.9	Form of Performance-Based Restricted Stock Unit Agreement under the 2016 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.4, filed with the SEC on May 7, 2021)*
10.10	Hope Bancorp, Inc. 2019 Incentive Compensation Plan (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A, Annex A, filed with the SEC on April 30, 2019)*
10.11	Form of Restricted Stock Unit Agreement under the 2019 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.5, filed with the SEC on May 7, 2021)*
10.12	Form of Performance-Based Restricted Stock Unit Agreement under the 2019 Incentive Compensation Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.6, filed with the SEC on May 7, 2021)*
10.13	Affiliate Agreement between Hope Bancorp, Inc. and Bank of Hope (incorporated herein by reference to the Annual Report on Form 10-K, Exhibit 10.10, for the year ended December 31, 2019, filed with the SEC on February 26, 2020)*
10.14	Tax Sharing Agreement among Hope Bancorp, Inc and Bank of Hope (incorporated herein by reference to the Annual Report on Form 10-K, Exhibit 10.11, for the year ended December 31, 2019, filed with the SEC on February 26, 2020)*
10.15	Fourth Amended and Restated Employment Agreement, dated April 22, 2022, by and between Hope Bancorp, Inc., Bank of Hope and Kevin S. Kim (incorporated herein by reference to the Quarterly Report on Form 10-Q, Exhibit 10.1, for the quarter ended March 31, 2022, filed with the SEC on May 9, 2022)*
10.16	Hope Bancorp, Inc. 2024 Equity Incentive Plan (incorporated herein by reference to the Current Report on Form 8-K, Exhibit 10.1, filed with the SEC on May 29, 2024)

Number	Description
10.17	Form of Restricted Stock Unit Agreement under the Hope Bancorp, Inc. 2024 Equity Incentive Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.1, filed with the SEC on June 21, 2024)
10.18	Form of Performance-Based Restricted Stock Unit Agreement under the Hope Bancorp, Inc. 2024 Equity Incentive Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.2, filed with the SEC on June 21, 2024)
10.19	Form of Option Agreement under the Hope Bancorp, Inc. 2024 Equity Incentive Plan (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 10.3, filed with the SEC on June 21, 2024)
19.1	Insider Trading Policy+
21.1	Subsidiaries of the Registrant (incorporated herein by reference to the Annual Report on Form 10-K, Exhibit 21.1, for the year ended December 31, 2023, filed with the SEC on February 28, 2024)
23.1	Consent of Crowe LLP+
31.1	Certification of Chief Executive Officer pursuant to section 302 of Sarbanes-Oxley of 2002+
31.2	Certification of Chief Financial Officer pursuant to section 302 of Sarbanes-Oxley of 2002+
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002++
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002++
97.1	Clawback Policy (incorporated herein by reference to the Annual Report on Form 10-K, Exhibit 97, for the year ended December 31, 2023, filed with the SEC on February 28, 2024)
101.INS	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document+
101.SCH	Inline XBRL Taxonomy Extension Schema Document+
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document+
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document+
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document+
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document+
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Management contract, compensatory plan, or arrangement

\+   Filed herewith

++   Furnished herewith

Item 16.   FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOPE BANCORP, INC.

Date: February 26, 2025

/s/ Kevin S. Kim

Kevin S. Kim

Chairman, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature/Name	Title	Date
By: /s/ KEVIN S. KIM Kevin S. Kim	Chairman, President, and Chief Executive Officer (Principal Executive Officer)	February 26, 2025
By: /s/ JULIANNA BALICKA Julianna Balicka	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2025
By: /s/ DONALD D. BYUN Donald D. Byun	Director	February 26, 2025
By: /s/ JINHO DOO Jinho Doo	Director	February 26, 2025
By: /s/ DAISY Y. HA Daisy Y. Ha	Director	February 26, 2025
By: /s/ JOON KYUNG KIM Joon Kyung Kim	Director	February 26, 2025
By: /s/ STEVEN S. KOH Steven S. Koh	Director	February 26, 2025
By: /s/ RACHEL H. LEE Rachel H. Lee	Director	February 26, 2025
By: /s/ WILLIAM J. LEWIS William J. Lewis	Director	February 26, 2025
By: /s/ DAVID P. MALONE David P. Malone	Director	February 26, 2025
By: /s/ LISA K. PAI Lisa K. Pai	Director	February 26, 2025
By: /s/ SCOTT YOON-SUK WHANG Scott Yoon-Suk Whang	Director	February 26, 2025
By: /s/ DALE S. ZUEHLS Dale S. Zuehls	Director	February 26, 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Hope Bancorp, Inc.
Los Angeles, California

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Hope Bancorp, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance and Provision for Credit Losses – Loans Carried at Amortized Cost

Refer to Notes 1 and 4 to the Consolidated Financial Statements

The Company accounts for credit losses under Financial Accounting Standards Board Accounting Standards Codification No. 326, Financial Instruments – Credit Losses, which requires the Company to estimate expected credit losses for its financial assets carried at amortized cost utilizing the current expected credit loss ("CECL") methodology.

The allowance for credit losses ("ACL") under the CECL methodology was a significant estimate recorded within the Company's financial statements with a reported balance of $150.5 million as of December 31, 2024; $144.4 million, or approximately 96% of the ACL was estimated on a collective basis utilizing reasonable and supportable forecasts, current conditions, and historical loss experience. The Company utilized models to estimate probability of default ("PD") and loss given default ("LGD") rates to estimate the estimated loss of its largest loan portfolio segment – commercial real estate ("CRE") loans. The modeled ACL represented a significant component of this portion of the Company's ACL estimate.

The principal consideration for our determination that auditing the CRE-modeled component of the ACL estimate is a critical audit matter is due to the level of audit effort required for certain aspects of the modeling process. The Company's CECL modeling process is multifaceted and involves a significant amount of effort and management judgment, which in turn involved our especially complex and subjective judgment.

A number of management judgments and assumptions are required during the modeling process for CRE loans assessed on a collective basis, such as the selection of economic forecast scenarios to adjust PD and LGD rates. Management's identification and analysis of these judgments and assumptions requires significant judgment, which in turn involved especially complex and subjective auditor judgment when evaluating such judgments and assumptions.

To address these matters, we tested the design and operating effectiveness of the Company's controls related to management judgments and assumptions within the modeling process including, but not limited to:

- Management's model validation, conducted by the Company's Model Risk Management Department, which includes an evaluation of the reasonableness and sensitivity of significant management judgments and assumptions
- Management's review of the reasonableness and sensitivity of significant judgments and assumptions
- Management's review of the directional consistency of judgments and assumptions with modeled or estimate results

Our principal substantive audit procedures related to the management judgments and assumptions included, but were not limited to:

- Evaluation of the sensitivity of significant judgments and assumptions

- Evaluation of the reasonableness of management's judgments and assumptions within the Company's ACL methodology and framework

/s/ Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2017.

Los Angeles, California
February 26, 2025

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2024 AND 2023

	December 31,		
	2024		**2023**
ASSETS	(Dollars in thousands, except share data)		
Cash and cash equivalents:			
Cash and due from banks	$ 222,658	$	172,813
Interest earning cash in other banks	235,541		1,756,154
Total cash and cash equivalents	458,199		1,928,967
Investment securities available for sale ("AFS"), at fair value	1,823,243		2,145,059
Investment securities held to maturity ("HTM"), at amortized cost; fair value of $231,124 and $250,518 at December 31, 2024 and December 31, 2023, respectively	252,385		263,912
Equity investments	39,946		43,750
Loans held for sale, at lower of cost or fair value	14,491		3,408
Loans receivable, net of allowance for credit losses of $150,527 and $158,694 at December 31, 2024 and December 31, 2023, respectively	13,467,745		13,694,925
Federal Home Loan Bank ("FHLB") stock, at cost	17,250		17,250
Premises and equipment, net	51,759		50,611
Accrued interest receivable	51,169		61,720
Deferred tax assets, net	140,044		135,215
Bank owned life insurance ("BOLI")	90,158		89,061
Investments in affordable housing partnerships	32,354		54,474
Operating lease right-of-use ("ROU") assets, net	39,432		46,611
Goodwill	464,450		464,450
Core deposit intangible assets, net	2,331		3,935
Servicing assets, net	10,051		9,631
Other assets	99,001		118,543
Total assets	$ 17,054,008	$	19,131,522

See accompanying notes to consolidated financial statements.

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (continued)
DECEMBER 31, 2024 AND 2023

	December 31,	
	2024	**2023**
LIABILITIES AND STOCKHOLDERS' EQUITY	(Dollars in thousands, except share data)	
LIABILITIES:		
Deposits:		
Noninterest bearing	$ 3,377,950	$ 3,914,967
Interest bearing:		
Money market and NOW accounts	4,515,251	4,169,543
Savings deposits	660,484	702,486
Time deposits	5,773,804	5,966,757
Total deposits	14,327,489	14,753,753
FHLB and Federal Reserve Bank ("FRB") borrowings	239,000	1,795,726
Convertible notes and subordinated debentures, net	109,584	108,269
Accrued interest payable	93,784	168,174
Operating lease liabilities	44,059	52,670
Commitments to fund investments in affordable housing partnerships	—	21,017
Other liabilities	105,587	110,670
Total liabilities	$ 14,919,503	$ 17,010,279
Commitments and contingent liabilities (Note 14)		
STOCKHOLDERS' EQUITY:		
Common stock, $0.001 par value; 300,000,000 and 150,000,000 authorized shares at December 31, 2024 and December 31, 2023, respectively; issued and outstanding 138,138,493 and 120,755,658 shares, respectively, at December 31, 2024, and issued and outstanding 137,509,621 and 120,126,786 shares, respectively, at December 31, 2023	$ 138	$ 138
Additional paid-in capital	1,445,373	1,439,963
Retained earnings	1,181,533	1,150,547
Treasury stock, at cost; 17,382,835 shares at December 31, 2024 and December 31, 2023	(264,667)	(264,667)
Accumulated other comprehensive loss, net	(227,872)	(204,738)
Total stockholders' equity	2,134,505	2,121,243
Total liabilities and stockholders' equity	$ 17,054,008	$ 19,131,522

See accompanying notes to consolidated financial statements

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands, except per share data)		
INTEREST INCOME:			
Interest and fees on loans	$ 837,159	$ 892,563	$ 660,732
Interest on investment securities	68,549	66,063	52,220
Interest on cash and deposits at other banks	44,668	87,361	1,295
Interest on other investments	3,604	2,891	1,868
Total interest income	953,980	1,048,878	716,115
INTEREST EXPENSE:			
Interest on deposits	495,448	441,231	114,839
Interest on FHLB and FRB borrowings	19,860	69,365	11,525
Interest on other borrowings and debt	10,821	12,421	11,330
Total interest expense	526,129	523,017	137,694
NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES	427,851	525,861	578,421
PROVISION FOR CREDIT LOSSES	17,280	31,592	9,850
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	410,571	494,269	568,571
NONINTEREST INCOME:			
Service fees on deposit accounts	10,728	9,466	8,938
International service fees	3,002	3,365	3,134
Wire transfer and foreign currency fees	3,788	3,322	3,477
Swap fees	1,602	711	2,605
Net gains on sales of SBA loans	7,765	4,097	16,343
Net gains on sales of investment securities AFS	936	—	—
Net gain on branch sales	1,006	—	—
Other income and fees	18,250	24,616	16,900
Total noninterest income	47,077	45,577	51,397
NONINTEREST EXPENSE:			
Salaries and employee benefits	177,860	207,871	204,719
Occupancy	27,469	28,868	28,267
Furniture and equipment	21,592	21,378	19,434
Data processing and communications	12,060	11,606	10,683
Professional fees	8,967	6,464	6,314
Amortization of investments in affordable housing partnerships	9,051	8,195	8,742
FDIC assessments	10,813	13,296	6,248
FDIC special assessment	691	3,971	—
Earned interest credit expense	23,447	22,399	10,998
Restructuring-related costs	1,023	11,576	—
Merger-related costs	4,604	—	—
Other noninterest expense	27,107	26,335	28,515
Total noninterest expense	324,684	361,959	323,920
INCOME BEFORE INCOME TAXES	132,964	177,887	296,048
INCOME TAX PROVISION	33,334	44,214	77,771
NET INCOME	$ 99,630	$ 133,673	$ 218,277
Basic earnings per common share	$ 0.83	$ 1.11	$ 1.82
Diluted earnings per common share	$ 0.82	$ 1.11	$ 1.81

See accompanying notes to consolidated financial statements

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022

	Year Ended December 31,					
	2024		**2023**		**2022**	
	(Dollars in thousands)					
Net income	$	99,630	$	133,673	$	218,277
Other comprehensive (loss) income:						
Change in unrealized net holding (losses) gains on securities AFS		(13,752)		32,543		(297,919)
Change in unrealized net holding losses on securities transferred from AFS to HTM		—		—		(36,576)
Change in unrealized net holding (losses) gains on interest rate contracts used in cash flow hedges		(10,312)		17,024		23,062
Reclassification adjustments for net (gains) losses realized in net income		(8,710)		(12,514)		253
Tax effect		9,640		(10,934)		91,735
Other comprehensive (loss) income, net of tax		(23,134)		26,119		(219,445)
Total comprehensive income (loss)	$	76,496	$	159,792	$	(1,168)

See accompanying notes to consolidated financial statements

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022

	Common stock		Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive (loss) income, net	Total stockholders' equity
	Shares	Amount					
	(Dollars in thousands, except share and per share data)						
BALANCE, JANUARY 1, 2022	**120,006,452**	**$ 136**	**$ 1,421,698**	**$ 932,561**	**$ (250,000)**	**$ (11,412)**	**$ 2,092,983**
Issuance of shares pursuant to various stock plans, net of forfeitures and tax withholding cancellations	527,743	1	530				**531**
Stock-based compensation, net of tax settlements			8,775				**8,775**
Cash dividends declared on common stock ($0.56 per share)				(67,126)			**(67,126)**
Comprehensive loss:							
Net income				218,277			**218,277**
Other comprehensive loss						(219,445)	**(219,445)**
Repurchase of treasury stock	(1,038,986)				(14,667)		**(14,667)**
BALANCE, DECEMBER 31, 2022	**119,495,209**	**$ 137**	**$ 1,431,003**	**$ 1,083,712**	**$ (264,667)**	**$ (230,857)**	**$ 2,019,328**
Adoption of ASU 2022-02				407			**407**
Adoption of ASU 2022-02 tax impact				(120)			**(120)**
Issuance of shares pursuant to various stock plans, net of forfeitures and tax withholding cancellations	631,577	1					**1**
Stock-based compensation, net of tax settlements			8,960				**8,960**
Cash dividends declared on common stock ($0.56 per share)				(67,125)			**(67,125)**
Comprehensive income:							
Net income				133,673			**133,673**
Other comprehensive income						26,119	**26,119**
BALANCE, DECEMBER 31, 2023	**120,126,786**	**$ 138**	**$ 1,439,963**	**$ 1,150,547**	**$ (264,667)**	**$ (204,738)**	**$ 2,121,243**
ASU 2023-02 adjustment				(1,605)			**(1,605)**
ASU 2023-02 adjustment tax impact				472			**472**
Issuance of shares pursuant to various stock plans, net of forfeitures and tax withholding cancellations	628,872						**—**
Stock-based compensation, net of tax settlements			5,410				**5,410**
Cash dividends declared on common stock ($0.56 per share)				(67,511)			**(67,511)**
Comprehensive income:							
Net income				99,630			**99,630**
Other comprehensive loss						(23,134)	**(23,134)**
BALANCE, DECEMBER 31, 2024	**120,755,658**	**$ 138**	**$ 1,445,373**	**$ 1,181,533**	**$ (264,667)**	**$ (227,872)**	**$ 2,134,505**

See accompanying notes to consolidated financial statements.

HOPE BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022

	Year Ended December 31,		
	2024	**2023**	**2022**
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 99,630	$ 133,673	$ 218,277
Adjustments to reconcile net income to net cash from operating activities:			
Discount accretion, net of depreciation and amortization	52,712	23,462	30,461
Stock-based compensation expense	8,917	12,342	12,263
Provision for credit losses	17,280	31,592	9,850
Distribution gain from investment in affordable housing partnerships	(2)	(5,819)	—
Write-down of ROU assets	—	2,217	—
Net gains on sales of loans	(8,534)	(4,322)	(17,418)
Gains on BOLI	(1,730)	(1,570)	—
Net change in fair value of derivatives	(13,365)	(16,225)	(1,922)
Valuation on HFS loans	1,552	695	—
Net gain on sale of investment securities AFS	(936)	—	—
Net change in deferred income taxes	5,283	4,140	(8,955)
Proceeds from sales of loans held for sale	63,749	135,464	238,904
Originations of loans held for sale	(34,542)	(57,547)	(55,466)
Originations of servicing assets	(3,244)	(1,892)	(5,200)
Net change in accrued interest receivable	10,551	(9,186)	(17,248)
Net change in other assets	(5,115)	107,139	2,123
Net change in accrued interest payable	(74,390)	141,506	22,396
Net change in other liabilities	(1,094)	(21,892)	57,470
Net cash provided by operating activities	116,722	473,777	485,535
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of investments in tax credit structures	(17,242)	—	—
Redemption of interest earning deposits in other financial institutions	—	735	12,116
Investment securities AFS:			
Purchase of securities	(274,956)	(460,116)	(212,496)
Proceeds from matured, called, or paid-down securities	304,331	317,418	324,706
Proceeds from sale of securities	276,252	—	—
Investment securities HTM:			
Purchase of securities	—	(5,545)	(41,583)
Proceeds from matured, called, or paid-down securities	15,029	16,454	11,638
Proceeds from sales of equity investments	—	—	20,603
Purchase of equity investments	(1,581)	(1,297)	(350)
Proceeds from redemptions of equity investments	539	3	—
Proceeds from sales of loans held for sale previously classified as held for investment	194,231	326,759	160,805
Purchase of loans receivable	—	(3,666)	(56,266)
Net change in loans receivable	(17,810)	1,124,918	(1,680,144)
Proceeds from sales of OREO	63	2,109	524
Purchase of FHLB stock	—	(4,650)	(21,378)
Redemption of FHLB stock	—	6,030	19,998
Purchase of premises and equipment	(9,814)	(13,123)	(9,111)
Purchase of BOLI policy	—	(11,000)	—
Proceeds from BOLI death benefits	633	587	1,215
Investments in affordable housing partnerships	(3,157)	(5,733)	(3,903)
Net cash provided by (used in) investing activities	466,518	1,289,883	(1,473,626)

(Continued)

	Year Ended December 31,		
	2024	**2023**	**2022**
	(Dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in deposits	(426,264)	(985,048)	698,351
Proceeds from FHLB advances	600,100	5,450,000	23,750,885
Repayment of FHLB advances	(600,100)	(5,950,000)	(23,450,885)
Proceeds from FRB borrowings	1,258,100	36,104,000	16,548,000
Repayment of FRB borrowings	(2,814,826)	(34,673,274)	(16,283,000)
Repurchase of convertible notes	—	(19,534)	—
Repayment of convertible notes	—	(197,107)	—
Purchase of treasury stock	—	—	(14,667)
Cash dividends paid on common stock	(67,511)	(67,125)	(67,126)
Taxes paid in net settlement of restricted stock	(3,507)	(3,382)	(3,488)
Issuance of additional stock pursuant to various stock plans	—	1	531
Net cash (used in) provided by financing activities	(2,054,008)	(341,469)	1,178,601
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,470,768)	1,422,191	190,510
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,928,967	506,776	316,266
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 458,199	$ 1,928,967	$ 506,776
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	$ 599,204	$ 379,910	$ 113,148
Income taxes paid	29,223	40,987	96,398
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES			
Transfer from loans receivable to OREO	$ —	$ 105	$ 938
Transfer from loans receivable to loans held for sale	255,458	421,395	311,535
Transfer from loans held for sale to loans receivable	26,491	22,400	12,021
Transfer from investment securities AFS to HTM, at fair value	—	—	238,966
ROU assets obtained in exchange for lease liabilities, net	6,151	8,008	16,977

See accompanying notes to consolidated financial statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Hope Bancorp, Inc. ("Hope Bancorp" on a parent-only basis and the "Company" on a consolidated basis), headquartered in Los Angeles, California, is the holding company for Bank of Hope (the "Bank"). The Bank has 46 branches and nine loan production offices in California, New York, Texas, Washington, Illinois, New Jersey, Georgia, Florida, Alabama, Colorado and Oregon as well a representative office in Seoul, South Korea. Hope Bancorp is a corporation organized under the laws of the state of Delaware and a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Bank is a California-chartered bank and its deposits are insured by the FDIC to the extent provided by law. We offer a full suite of consumer and commercial loan, deposit and fee-based products and services, including CRE, C&I, SBA, residential mortgage, and other consumer lending; treasury management services and trade finance; foreign currency exchange transactions; interest rate contracts and wealth management.

Principles of Consolidation—The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to practices within the banking industry. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, principally the Bank. Intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents include cash and due from banks, interest-earning deposits, and federal funds sold, which have original maturities less than 90 days. The Company may be required to maintain reserve and clearing balances with the Federal Reserve Bank under the Federal Reserve Act. The reserve and clearing requirement balance was $0 at December 31, 2024 and 2023. Net cash flows are reported for customer loan and deposit transactions, investment transactions, federal funds purchased, deferred income taxes, and other assets and liabilities.

Investment Securities—Securities are classified and accounted for as follows:

(i)   Securities are classified as "available for sale" when they might be sold before maturity and are reported at fair value. Unrealized holding gains and losses are reported as a separate component of stockholders' equity in accumulated other comprehensive income, net of taxes.

(ii)   Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost.

Accreted discounts and amortized premiums on securities are included in interest income using the interest method, and realized gains or losses related to sales of securities recorded on trade date and are calculated using the specific identification method, without anticipating prepayments, except for mortgage-backed securities where prepayments are expected.

The Company has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and report accrued interest separately in accrued interest receivable on the Consolidated Statements of Financial Condition. Investment securities AFS and HTM are placed on non-accrual status when management no longer expects to receive all contractual amounts due, which is generally at 90 days past due. Accrued interest receivable is reversed against interest income when a security is placed on non-accrual status. Accordingly, the Company does not recognize an allowance for credit loss against accrued interest receivable.

Management may transfer investment securities classified as AFS to HTM when upon reassessment it is determined that the Company has both the positive intent and ability to hold these securities to maturity. The investment securities are transferred at fair value resulting in a premium or discount recorded on the transfer date. Unrealized gains or losses at the date of transfer continue to be reported as a separate component of accumulated other comprehensive income/loss, net ("AOCI"). The premium or discount and the unrealized gain or loss, net of tax, in AOCI will be amortized to interest income over the remaining life of the securities using the interest method. There were no transfers between investment categories in 2023 and 2024.

Investment securities AFS are recorded at fair value, with unrealized gains and losses, net of tax, reported as a separate component of AOCI. For investment securities AFS in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more-likely-than-not that it will be required to sell, the securities before recovery of the amortized cost basis. If either of these criteria is met, the securities' amortized cost basis is written down to fair value as a current period expense recorded on the Consolidated Statements of Income and Comprehensive Income. If either of the above criteria is not met, management evaluates whether the decline in fair value is the result of credit losses or other factors. In making this assessment, management may consider various factors including the extent to which fair value is less than amortized cost, performance of any underlying collateral and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit losses, limited to the amount by which the fair value is less than the amortized cost basis. Any impairment not recorded through an allowance for credit losses is recognized in AOCI, net of tax, as a non-credit related impairment.

For allowance for credit losses on investment securities AFS and HTM, refer to the Allowance for credit losses on securities AFS and Allowance for credit losses on securities HTM sections of Note 3 "Investment Securities" for details.

Equity Investments—Equity investments include mutual funds, correspondent bank stock, Community Development Financial Institutions Fund ("CDFI") investments, and Community Reinvestment Act ("CRA") investments. The Company's mutual funds are considered equity investments with readily determinable fair values and changes to fair value are recorded in other noninterest income. The Company's investment in correspondent bank stock, CDFI investments, and CRA investments are equity investments without readily determinable fair values. Equity investments without readily determinable fair values are measured at cost, less impairment, and are adjusted for observable price changes which is recorded in noninterest income.

Derivative Financial Instruments and Hedging Transactions—As part of the Company's asset and liability management strategy, the Company uses derivative financial instruments, such as interest rate swaps, risk participation agreements, foreign exchange contracts, collars, and caps and floors, with the overall goal of minimizing the impact of interest rate fluctuations on net interest margin. The Company's interest rate swaps and caps involve the exchange of fixed rate and variable rate interest payment obligations without the exchange of the underlying notional amounts and are therefore accounted for as stand-alone derivatives. Derivative instruments are included in other assets or other liabilities on the Consolidated Statements of Financial Condition at fair value. At the inception of the derivative contract, the Company designates the derivative as (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (2) an instrument with no hedging designation ("stand-alone derivative"). For a cash flow hedge, the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, in noninterest income. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income. The related cash flows are recognized on the cash flows from operating activities section on the Consolidated Statements of Cash Flows. Residential mortgage loans funded with interest rate lock commitments and forward commitments for the future delivery of mortgage loans to third party investors, are both considered derivatives. The Company accounts for loan commitments related to the origination of mortgage loans that will be held-for-sale as derivatives at fair value on the Consolidated Statements of Financial Condition, with changes in fair value recorded in earnings in the period in which the changes occur. As part of the Company's overall risk management, the Company's Asset/Liability Management Committee ("ALM"), which meets monthly, monitors and measures interest rate risk and the sensitivity of assets and liabilities to interest rate changes, including the impact of derivative transactions.

The Company formally documents all relationships between derivatives and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This documentation includes linking cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. The Company discontinues hedge accounting prospectively when it is determined that (1) the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, (2) the derivative expires, is sold, or terminated, (3) the derivative instrument is de-designated as a hedge because the forecasted transaction is no longer probable of occurring, (4) a hedged firm commitment no longer meets the definition of a firm commitment, or (5) management otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction is still expected to occur, changes in value that were accumulated in other comprehensive income are amortized or accreted into earnings over the same periods in which the hedged transactions will affect earnings.

The Company enters into interest rate collars which is an interest rate risk management tool that effectively creates a band within which the borrower's variable interest rate fluctuates, by combining an interest rate cap (or ceiling) with an interest rate floor. The Company entered into interest rate collar derivatives as a protection should the Fed lower interest rates in the event of a recession or other economic changes. The interest rate collars are designated as cash flow hedges.

The Company enters into risk participation agreements with outside counterparties for interest rate swaps related to loans in which it is a participant. The risk participation agreements provide credit protection to the financial institution should the borrower fail to perform on its interest rate derivative contract. Risk participation agreements are credit derivatives not designated as hedges. Credit derivatives are not speculative and are not used to manage interest rate risk in assets or liabilities. Changes in the fair value in credit derivatives are recognized directly in earnings. The fee received, less the estimate of the loss for credit exposure, was recognized in earnings at the time of the transaction.

The Company enters into foreign exchange contracts to accommodate the business needs of its customers and to manage its foreign currency risk. For the foreign exchange contracts entered with its customers, the Company entered into offsetting foreign exchange contracts with third-party financial institutions to manage its exposure. The fair value of foreign exchange contracts is determined at each reporting period based on changes in the foreign exchange rates. These are over-the-counter contracts where quoted market prices are not readily available.

Loans Held for Sale—Small Business Administration ("SBA") and residential mortgage loans that the Company has the intent to sell prior to maturity have been designated as held for sale at origination and are recorded at the lower of cost or fair value, on an aggregate basis. Certain loans which were originated with the intent to hold to maturity are subsequently transferred to held for sale once there is an intent to sell the loan. A valuation allowance is established if the aggregate fair value of such loans is lower than their cost and charged to earnings. Gains or losses recognized upon the sale of loans are determined on a specific identification basis. Loan transfers are accounted for as sales when control over the loan has been surrendered. Control over such loans is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain control over the transferred assets through an agreement to repurchase them before their maturity.

Loans Receivable—Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, adjusted for net deferred fees and costs, premiums and discounts, purchase accounting fair value adjustments, and allowance for credit losses. Interest income is accrued on the unpaid principal balance. Nonrefundable loan origination fees and certain direct origination costs are deferred and recognized in interest income using the level-yield method over the life of the loan. Interest on loans is credited to income as earned and is accrued only if deemed collectible.

The loan portfolio consists of four segments: commercial real estate ("CRE") loans, commercial and industrial ("C&I") loans, residential mortgage loans, and consumer and other loans. CRE loans are extended for the purchase and refinance of commercial real estate and are generally secured by first deeds of trust and are collateralized by residential or commercial properties. C&I loans are loans provided to businesses for various purposes such as for working capital, purchasing inventory, debt refinancing, business acquisitions, international trade finance activities, and other business-related financing needs, and also include syndicated loans. The Company exited its residential mortgage warehouse line business in 2023. Residential mortgage loans are extended for personal, family, or household use and are secured by a mortgage or deed of trust. Consumer and other loans consist of home equity, credit card, and other personal loans.

Generally, loans are placed on nonaccrual status and the accrual of interest is discontinued if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be in question. Loans to a customer whose financial condition has deteriorated are considered for nonaccrual status whether or not the loan is 90 days or more past due. Generally, payments received on nonaccrual loans are recorded as principal reductions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Other loan fees and charges, representing service costs for the prepayment of loans, for delinquent payments, or for miscellaneous loan services, are recorded as income when collected.

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, current financial information, historical payment experience, credit documentation, public information, and current economic trends. Homogeneous loans (i.e., home mortgage loans, home equity lines of credit, overdraft loans, express business loans, and automobile loans) are not risk rated and credit risk is analyzed largely by the number of days past due. This analysis is performed at least on a quarterly basis:

- Pass: Loans that meet a preponderance or more of the Company's underwriting criteria and that evidence an acceptable level of risk.

- Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

- Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or by the collateral pledged, if any. Loans in this classification have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

- Doubtful/Loss: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Allowance for Credit Losses ("ACL")—The Company calculates its ACL by estimating expected credit losses on a collective basis for loans that share similar risk characteristics. Loans that do not share similar risk characteristics with other loans are evaluated for credit losses on an individual basis. The Company differentiates its loan segments based on shared risk characteristics for which allowance for credit losses is measured on a collective basis.

	Risk Characteristics
CRE loans	Property type, location, owner occupied status
C&I loans	Delinquency status, risk rating, industry type
Residential mortgage loans	FICO score, LTV, delinquency status, maturity date, collateral value, location
Consumer and other loans	Historical losses

The Company uses a combination of a modeled and non-modeled approach that incorporates current and future economic conditions to estimate lifetime expected losses on a collective basis. The Company uses Probability of Default ("PD"), Loss Given Default ("LGD"), and Exposure at Default ("EAD") methodologies with quantitative factors and qualitative considerations in calculation of the allowance for credit losses for collectively assessed loans. The Company uses a reasonable and supportable period of 2 years at which point loss assumptions revert back to historical loss information by means of 1 year reversion period.

The ACL for the Company's construction, credit card, and certain consumer loans is calculated based on a non-modeled approach utilizing historical loss rates to estimate losses. A non-modeled approach was chosen for these loans as fewer data points exist which could result in high levels of estimated loss volatility under a modeled approach. Materiality was another factor in using a non-modeled approach for these loans as in aggregate, non-modeled loans represented approximately 2% of the Company's total loan portfolio as of December 31, 2024.

The Economic Forecast Committee ("EFC") reviews multiple scenarios put together by an independent third-party and chooses a single scenario that best aligns with management's expectation of future economic conditions. The forecast scenarios contain certain macroeconomic variables that are incorporated into the Company's modeling process, including GDP, unemployment rates, interest rates, and commercial real estate prices. As of December 31, 2024, the Company chose a forecast scenario that incorporated the latest projected economic assumptions. The allowance for credit losses at December 31, 2024, utilized the Moody's consensus scenario, as well as more specific information, including updated market data that reflected the economic conditions aligned with management's view. In the prior year, the Company also utilized Moody's consensus scenario in its ACL calculation.

In order to quantify the credit risk impact of other trends and changes within the loan portfolio that may not be captured by the modeled and non-modeled approach, the Company utilizes qualitative adjustments to estimate total expected losses. The parameters for making adjustments are established under a Credit Risk Matrix that provides different possible scenarios for each of the factors below. The Credit Risk Matrix and the possible scenarios enable the Bank to qualitatively adjust the allowance for credit losses by as much as 25 basis points for each factor. This matrix considers the following seven factors, which are patterned after the guidelines provided under the Federal Financial Institutions Examination Council ("FFIEC") Interagency Policy Statement on the Allowances for Credit Losses, updated to reflect the application of the CECL methodology:

- Changes in lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices;

- Changes in the nature and volume of the loan portfolio;

- Changes in the experience, ability and depth of lending management and staff;

- Changes in the trends of the volume and severity of past due loans, classified loans, nonaccrual loans, and other loan modifications;

- Changes in the quality of the loan review system and the degree of oversight by the management and the Board;

- The existence and effect of any concentrations of credit and changes in the level of such concentrations; and

- The effect of other external factors, such as competition, legal and regulatory requirements, and others that have an impact on the level of estimated losses in the Company's loan portfolio.

For loans that do not share similar risk characteristics such as nonaccrual loans above $1.0 million, the Company evaluates these loans on an individual basis in accordance with ASC 326. Such nonaccrual loans are considered to have different risk profiles than performing loans and are therefore evaluated individually. The Company elected to collectively assess nonaccrual loans with balances below $1.0 million along with the performing and accrual loans in order to reduce the operational burden of individually assessing small nonaccrual loans with immaterial balances. For individually assessed loans, the ACL is measured using either 1) the present value of future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral, if the loan is collateral-dependent. For the collateral-dependent loans, the Company obtains a new appraisal to determine the fair value of underlying loan collateral. The appraisals are based on an "as-is" valuation. To ensure that appraised values remain current, the Company either obtains updated appraisals every twelve months from a qualified independent appraiser or an internal evaluation of the collateral is performed by qualified personnel. If the third-party market data indicates that the value of the collateral property has declined since the most recent valuation date, management adjusts the value of the property downward to reflect current market conditions. If the fair value of the collateral is less than the amortized balance of the loan, the Company recognizes an ACL with a corresponding charge to the provision for credit losses.

With the adoption of CECL, the Company elected not to consider accrued interest receivable in its estimates of expected credit losses because the Company writes off uncollectible accrued interest receivable in a timely manner. The Company considers writing off accrued interest amounts once the amounts become 90 days past due to be considered within a timely manner for all of its loan segments. The Company has elected to write off accrued interest receivable by reversing interest income.

Loan Modifications to Borrowers Experiencing Financial Difficulty—Effective January 1, 2023, the Company adopted ASU 2022-02, which eliminated TDR accounting prospectively for all restructurings occurring on or after January 1, 2023. Loans that were considered a TDR prior to the adoption of ASU 2022-02 was collectively evaluated for ACL purposes until the loan is paid off, liquidated, or subsequently modified. Since its adoption of ASU 2022-02, the Company has evaluated all loan modifications under ASC 310-20 to determine whether a modification made to a borrower results in a new loan or is a continuation of the existing loan. GAAP requires the Company to make certain disclosures related to these loans, including certain types of modifications, as well as how such loans have performed since their modifications. Please see Note 4 "Loans Receivable and the Allowance for Credit Losses" for additional information concerning loan modifications to borrowers experiencing financial difficulty.

Purchase Credit Deteriorated ("PCD")—PCD is a classification of purchased financial assets for which there has been a more-than insignificant deterioration in credit quality since origination. The Company adds the allowance for credit losses at the date of acquisition to the purchase price to determine the initial amortized cost basis for purchased financial assets with credit deterioration. Any noncredit discount or premium resulting from acquiring loans with credit deterioration shall be allocated to each individual asset. At the acquisition date, the initial allowance for credit losses is determined on a collective basis and is allocated to individual assets to appropriately allocate any noncredit discount or premium. The Company accounts for purchased financial assets that do not have a more-than-insignificant deterioration in credit quality since origination in a manner consistent with originated financial assets. After initial recognition, the Company shall treat PCD assets like all other loans and apply one of the impairment models under CECL for instruments measured at amortized cost. The noncredit discount shall be amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses.

FHLB Stock—The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises and Equipment—Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are computed on the straight-line method over the following estimated useful lives:

- Buildings - 15 to 39 years
- Furniture, fixture, and equipment - 3 to 10 years
- Computer equipment - 1 to 5 years
- Computer software - 1 to 5 years
- Leasehold improvement - life of lease or improvements, whichever is shorter

BOLI—The Company has purchased life insurance policies on certain key executives and directors. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Investments in Tax Credit Structures—The Company invests in the equity of certain limited partnerships or limited liability companies that typically qualify under the CRA. These investments are associated with affordable housing projects that generate Low Income Housing Tax Credit ("LIHTC") and other income tax benefits for the Company.

The Company's investments in affordable housing partnerships are accounted under the equity method of accounting, the annual amortization is based on the estimated tax deduction the Company would receive during the year. The carrying value of such investments is recorded as investments in affordable housing partnerships in the Consolidated Statements of Financial Condition while the commitment to fund investments in affordable housing is recorded as an off-balance sheet liability.

The Company also invests in renewable energy tax credits such as solar tax credit fund that provide tax benefits for the Company. The Company typically accounts for investments in tax credit structures using the proportional amortization method ("PAM"), if certain criteria are met. The election to account for investments in tax credit structures using the proportional amortization method is done so on a tax credit program-by-tax credit program basis. Under the PAM, the Company amortizes the initial cost of the investment, which is inclusive of any commitments to make future equity contributions, in proportion to the income tax credits and other income tax benefits that are allocated to the Company over the period of the investment. The net benefits of these investments, which are comprised of income tax credits and operating loss income tax benefits, net of investment amortization, are recognized in the Consolidated Statements of Income as a component of income tax provision. The investments in tax credit structures accounted under PAM are recorded under other assets while the commitment to fund investments in tax credit structures is recorded as part of other liabilities in the Consolidated Statements of Financial Condition.

In 2024, the Company adopted ASU 2023-02 - "Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method". During 2024, the Company made an adjustment related to the adoption of ASU 2023-02 and recorded $15.1 million in the derecognition of delayed contribution liabilities related to the Company's investments in affordable housing partnerships, as adjustments on the Consolidated Statements of Financial Condition. In addition, the Company recorded adjustments to equity including a $1.1 million adjustment to retained earnings net of a $472 thousand reduction to account for deferred tax assets. Please see Note 23 "Investments in Tax Credit Structures" for additional information on investments accounted under PAM and equity method.

Leases — Operating lease right-of-use ("ROU") assets represent the Company's right to use the underlying asset during the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the future lease payments using the Company's incremental borrowing rate. The Company calculates its incremental borrowing rate by adding a spread to the FHLB borrowing interest rate at a given period. The Company defines short-term operating lease liabilities as liabilities due in twelve months or less, and long-term lease liabilities are due in more than twelve months at the end of each reporting period. The Company does not capitalize short-term leases, which are leases with terms of twelve months or less. ROU assets and related operating lease liabilities are remeasured when lease terms are amended, extended, or when management intends to exercise available extension options. In accordance with ASC 360 "*Property, Plant, and Equipment*", an impairment loss is recognized when the carrying amount of an ROU asset is not recoverable and exceeds its fair value.

Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the Consolidated Statements of Income. The Company's occupancy expense also includes variable lease costs which is comprised of the Company's share of actual costs for utilities, common area maintenance, property taxes, and insurance that are not included in lease liabilities and are expensed as incurred. Variable lease costs also include rent escalations based on changes to indices, such as the Consumer Price Index.

Goodwill and Intangible Assets—Goodwill is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any non-controlling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but tested for impairment at least annually.

In accordance with ASC 350 "*Intangibles - Goodwill and Other*", the Company makes a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the goodwill quantitative impairment test. If management concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the step 1 impairment test is bypassed. Management assessed the qualitative factors related to goodwill as of December 31, 2024, and determined a step 1 fair value assessment was not required. Qualitative factors reviewed in making this determination included macroeconomic condition, industry and market considerations, stock price for the Company and its peers, the Company's financial performance, and other considerations. Based on the qualitative assessment, management determined that goodwill was not impaired at December 31, 2024. Goodwill is assessed for impairment on an interim basis if circumstances change or an event occurs between annual assessments that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The quantitative impairment assessment involves significant judgment. This judgment includes developing cash flow projections, selecting appropriate discount rates, calculation of a terminal growth rate, minimum target capitalization levels, identifying relevant market comparables, incorporating general economic and market conditions, and selecting an appropriate control premium. The selection and weighting of the various fair value techniques may result in a higher or lower fair value. Judgment is applied in determining the weighting that is most representative of fair value.

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Core deposit intangibles are amortized over a ten year period.

Servicing Assets—A portion of the premium on sale of SBA loans is recognized as gain on sale of loans at the time of the sale by allocating the carrying amount between the asset sold and the retained interest, including these servicing assets, based on their relative fair values. The remaining portion of the premium is recorded as a discount on the retained interest and is amortized over the remaining life of the loan as an adjustment to yield. The retained interest, net of any discount, are included in loans receivable—net of allowance for credit losses in the accompanying Consolidated Statements of Financial Condition.

Servicing assets are recognized when SBA and residential mortgage loans are sold with servicing retained with the income statement effect recorded in gains on sales of loans. Servicing assets are initially recorded at fair value based on the present value of the contractually specified servicing fee, net of servicing costs, over the estimated life of the loan, using a discount rate. The Company utilizes an actual cost to service SBA loans of 32 basis points and an overall weighted average cost to service residential mortgage loans of $75.01 per loan per year subject to servicing inflation rate of 1.5% for market valuation. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Management periodically evaluates servicing assets for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. No impairment charges were recorded during the years 2024, 2023, or 2022.

Stock-Based Compensation—Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes—Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred income tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategies in making this assessment. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and / or penalties related to income tax matters in income tax expense.

Section 382 of the Internal Revenue Code imposes a limitation ("382 Limitation") on a corporation's ability to use any net unrealized built in losses and other tax attributes, such as net operating loss and tax credit carry-forwards, when it undergoes a 50% ownership change over a designated testing period not to exceed three years ("382 Ownership Change"). As a result of the acquisition on July 29, 2016, Wilshire Bancorp underwent a 382 Ownership Change resulting in a 382 Limitation to its net operating loss and tax credit carry-forwards. Wilshire Bancorp did not have a net unrealized built in loss as of the 382 Ownership Change date. Given the applicable 382 Limitation, the Company is expected to fully utilize Wilshire Bancorp's net operating loss and tax credit carry-forwards before expiration. However, future transactions, such as issuances of common stock or sales of shares of the Company's stock by certain holders of the Company's shares, including persons who have held, currently hold or may accumulate in the future 5% or more of the Company's outstanding common stock for their own account, could trigger a future Section 382 Ownership Change of the Company which could limit the Company's use of these tax attributes.

Earnings per Common Share—Basic Earnings per Common Share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted Earnings per Common Share reflects the potential dilution of common shares that could share in the earnings of the Company.

Equity—The Company accrues for common stock dividends as declared. Common stock dividends of $67.5 million and $67.1 million, were paid in 2024 and 2023, respectively. There were no common stock dividends declared but unpaid at December 31, 2024 and 2023.

Dividend Restrictions—Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company, or dividends paid by the Company to stockholders.

Comprehensive Income (Loss)—Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the changes in unrealized gains and losses on securities AFS, unrealized losses on transferred investment securities HTM, and interest rate swaps used in cash flow hedges which is also recognized as separate components of stockholders' equity, net of tax.

Operating Segments—The Company is managed as a single business segment. The financial performance of the Company is reviewed by the chief operating decision maker ("CODM") on an aggregate basis and financial and strategic decisions are made based on the Company as a whole. "Banking Operations" is considered to be the Company's single combined operating segment, which raises funds from deposits and borrowings for loans and investments, and provides lending products, including real estate, commercial, and consumer loans to its customers. The Company adopted ASU 2023-07, *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"* retrospectively for all periods presented in the financial statements effective on calendar year ended December 31, 2024. The Company's Chief Executive Officer ("CEO") serves as the CODM. The significant segment expenses are disclosed on Note 22 "Segment Reporting".

Revenue from Contracts with Customers—The Company recognizes revenue when obligations under the terms of a contract with customers are satisfied. Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives, and certain credit card fees are also out of scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as deposit related fees, wire transfer fees, and certain OREO related net gains or expenses.

Loss Contingencies—Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. The Company believes there are no such matters that would have a material effect on the consolidated financial statements as of December 31, 2024 or 2023. Accrued loss contingencies for all legal claims totaled approximately $664 thousand at December 31, 2024, and $535 thousand at December 31, 2023.

Loan Commitments and Related Financial Instruments—Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. See Note 14 "Commitments and Contingencies" for further discussion.

Allowance for Unfunded Commitments—The allowance for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to these unfunded credit facilities. The determination of the adequacy of the allowance is based on periodic evaluations of the unfunded credit facilities including an assessment of the probability of commitment usage, credit risk factors for loans outstanding to these same customers, and the terms and expiration dates of the unfunded credit facilities. The allowance for unfunded commitments is recognized as a liability (other liabilities in the Consolidated Statements of Financial Condition), with adjustments to the allowance for unfunded commitments recognized through provision for credit losses in the Consolidated Statements of Income.

Fair Values of Financial Instruments—Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Impairment of Long-Lived Assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted) over the remaining useful life of the asset are less than the carrying value, an impairment loss would be recorded to reduce the related asset to its estimated fair value.

Transfer of Financial Assets—Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Use of Estimates in the Preparation of Consolidated Financial Statements—The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Reclassifications—Some items in the prior year financial statements were reclassified to conform to the current presentation. The reclassifications had no effect on the prior year net income or stockholders' equity.

Accounting Pronouncements Adopted

In 2024, the Company adopted ASU 2023-02, "Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credits Structures Using the Proportional Amortization Method". These amendments allow reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. During 2024, the Company made an adjustment related to the adoption of ASU 2023-02 and recorded $15.1 million in the derecognition of delayed contribution liabilities related to the Company's investments in affordable housing partnerships, as adjustments to the Consolidated Statements of Condition. In addition, the Company's recorded adjustments to equity including a $1.1 million adjustment to retained earnings net of $472 thousand reduction to account for deferred tax assets.

In 2024, the Company adopted ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" which expands segment disclosure requirements for public entities. ASU 2023-07 requires disclosure of significant segment expenses and other segment items on an annual and interim periods about a reportable segment's profit or loss and assets that are currently required annually. The expanded segment disclosures are in Note 22 "Segment Reporting".

Pending Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". ASU 2023-09 requires public business entities to disclose in the rate reconciliation table additional categories of information about federal, state, and foreign income taxes and to provide more details about the reconciling items in some categories if items meet a quantitative threshold. It also requires all entities to disclose income taxes paid, net of refunds, disaggregated by federal, state, and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold. This guidance is effective for public business entities for fiscal years beginning after December 15, 2024. Early adoption is permitted for periods for which financial statements have not yet been issued. ASU 2023-09 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses", which requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 requires new financial statement disclosures in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption. The prescribed categories include, among other things, employee compensation, depreciation, and intangible asset amortization. Additionally, entities must disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. The guidance can be applied prospectively with an option for retrospective application and early adoption is permitted. ASU 2024-03 is not expected to have a significant impact on the Company's Consolidated Financial Statements.

2.   EQUITY INVESTMENTS

Equity investments with readily determinable fair values at December 31, 2024 and 2023, consisted of mutual funds in the amounts of $4.3 million and $4.4 million, respectively, and were included in "Equity investments" on the Consolidated Statements of Financial Condition.

The changes in fair value for equity investments with readily determinable fair values for the years ended December 31, 2024 and 2023, were recorded in other noninterest income and fees as summarized in the table below:

	Year Ended December 31,			
	2024		2023	
	(Dollars in thousands)			
Net change in fair value recorded during the period on equity investments with readily determinable fair value	$	(42)	$	60
Less: Net change in fair value recorded on equity investments sold during the period		—		—
Net change in fair value on equity investments with readily determinable fair values held at the end of the period	$	(42)	$	60

At December 31, 2024 and 2023, the Company also had equity investments without readily determinable fair values which are carried at cost less any determined impairment. The balance of these investments is adjusted for changes in subsequent observable prices. At December 31, 2024, the total balance of equity investments without readily determinable fair values included in "Equity investments" on the Consolidated Statements of Financial Condition was $35.6 million, consisting of $370 thousand in correspondent bank stock, $1.0 million in CDFI investments, and $34.2 million in CRA investments. At December 31, 2023, the total balance of equity investments without readily determinable fair values was $39.4 million, consisting of $370 thousand in correspondent bank stock, $1.0 million in CDFI investments, and $38.0 million in CRA investments.

The Company had no impairments or subsequent observable price changes for equity investments without readily determinable fair values for the years ended December 31, 2024 and 2023.

3.   INVESTMENT SECURITIES

The following is a summary of investment securities as of the dates indicated:

	December 31, 2024				December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)							
Debt securities AFS:								
U.S. Treasury securities	$ —	$ —	$ —	$ —	$ 103,691	$ 21	$ (35)	$ 103,677
U.S. Government agency and U.S. Government sponsored enterprises:								
Agency securities	4,000	—	(43)	3,957	4,000	—	(100)	3,900
CMOs	861,179	152	(139,425)	721,906	888,631	367	(141,279)	747,719
MBS:								
Residential	473,099	—	(86,039)	387,060	499,431	—	(79,133)	420,298
Commercial	466,929	—	(56,078)	410,851	445,207	113	(53,432)	391,888
Asset-backed securities	103,081	157	(14)	103,224	150,992	—	(1,322)	149,670
Corporate securities	23,254	—	(2,560)	20,694	23,302	—	(3,868)	19,434
Municipal securities	191,138	28	(15,615)	175,551	314,554	5,698	(11,779)	308,473
Total investment securities AFS	$2,122,680	$ 337	$(299,774)	$1,823,243	$2,429,808	$ 6,199	$(290,948)	$2,145,059
Debt securities HTM:								
U.S. Government agency and U.S. Government sponsored enterprises:								
MBS:								
Residential	$ 142,059	$ —	$ (12,629)	$ 129,430	$ 150,369	$ —	$ (6,663)	$ 143,706
Commercial	110,326	—	(8,632)	101,694	113,543	—	(6,731)	106,812
Total investment securities HTM	$ 252,385	$ —	$ (21,261)	$ 231,124	$ 263,912	$ —	$ (13,394)	$ 250,518

Accrued interest receivable for investment debt securities at December 31, 2024 and 2023, totaled $7.6 million and $11.0 million, respectively.

At December 31, 2024 and 2023, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

The table below summarizes the proceeds from and gains and losses on the sales and calls of investment securities AFS, for the periods presented below.

	Twelve Months Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Proceeds from sales and calls of investment securities AFS	$ 276,252	$ —	$ —
Gains from sales of investment securities AFS	$ 2,908	$ —	$ —
Losses from sales of investment securities AFS	(1,972)	—	—
Net gain on sales and calls of investment securities AFS	$ 936	$ —	$ —

At December 31, 2024 and 2023, $210.5 million and $200.2 million in unrealized losses on investment securities AFS, net of taxes, respectively, were included in AOCI. For the year ended December 31, 2024, $936 thousand was reclassified out of AOCI into earnings as net gains on sales of investment securities AFS, compared with no reclassifications for the same periods of 2023 and 2022 as there were no sales of investments securities AFS.

The following table presents a breakdown of interest income recorded for investment securities that are taxable and nontaxable.

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Interest income on investment securities			
Taxable	$ 65,285	$ 61,696	$ 50,043
Nontaxable	3,264	4,367	2,177
Total	$ 68,549	$ 66,063	$ 52,220

The amortized cost and estimated fair value of investment securities at December 31, 2024, by contractual maturity, are presented in the table below. Collateralized mortgage obligations, mortgage-backed securities, and asset-backed securities are presented by final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)			
Debt securities:				
Due within one year	$ —	$ —	$ —	$ —
Due after one year through five years	141,306	134,899	23,785	23,288
Due after five years through ten years	130,997	123,088	8,815	8,348
Due after ten years	1,850,377	1,565,256	219,785	199,488
Total	$ 2,122,680	$ 1,823,243	$ 252,385	$ 231,124

Securities with carrying values of approximately $219.4 million and $1.70 billion at December 31, 2024 and 2023, respectively, were pledged to secure public deposits, for various borrowings, and for other purposes as required or permitted by law. The decrease was primarily due to securities no longer being pledged at the Bank Term Funding Program ("BTFP") as of December 31, 2024, as the BTFP was no longer extending new advances as of March 2024.

The following tables show the Company's investments' gross unrealized losses and estimated fair values, aggregated by investment category and the length of time that the individual securities have been in a continuous unrealized loss position as of the dates indicated. The length of time that the individual securities have been in a continuous unrealized loss position is not a factor in determining credit impairment.

					December 31, 2024					
	Less than 12 months			12 months or longer			Total			
Description of Securities AFS	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	
					(Dollars in thousands)					
U.S. Government agency and U.S. Government sponsored enterprises:										
Agency securities	—	$ —	$ —	1	$ 3,957	$ (43)	1	$ 3,957	$ (43)	
CMOs	7	59,661	(527)	95	636,472	(138,898)	102	696,133	(139,425)	
MBS:										
Residential	2	19,183	(1,029)	63	367,877	(85,010)	65	387,060	(86,039)	
Commercial	10	70,728	(2,406)	57	340,123	(53,672)	67	410,851	(56,078)	
Asset-backed securities	1	5,007	(14)	—	—	—	1	5,007	(14)	
Corporate securities	—	—	—	6	20,694	(2,560)	6	20,694	(2,560)	
Municipal securities	18	77,119	(3,348)	39	83,515	(12,267)	57	160,634	(15,615)	
Total	38	$ 231,698	$ (7,324)	261	$1,452,638	$ (292,450)	299	$1,684,336	$(299,774)	

					December 31, 2023					
	Less than 12 months			12 months or longer			Total			
Description of Securities AFS	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	
					(Dollars in thousands)					
U.S. Treasury securities	—	$ —	$ —	1	$ 3,963	$ (35)	1	$ 3,963	$ (35)	
U.S. Government agency and U.S. Government sponsored enterprises:										
Agency securities	—	—	—	1	3,900	(100)	1	3,900	(100)	
CMOs	3	19,800	(378)	115	717,662	(140,901)	118	737,462	(141,279)	
MBS:										
Residential	—	—	—	65	420,298	(79,133)	65	420,298	(79,133)	
Commercial	6	53,255	(2,129)	53	331,450	(51,303)	59	384,705	(53,432)	
Asset-backed securities	—	—	—	18	149,670	(1,322)	18	149,670	(1,322)	
Corporate securities	—	—	—	6	19,434	(3,868)	6	19,434	(3,868)	
Municipal securities	11	42,760	(263)	42	91,707	(11,516)	53	134,467	(11,779)	
Total	20	$ 115,815	$ (2,770)	301	$1,738,084	$(288,178)	321	$1,853,899	$(290,948)	

The Company had agency securities, collateralized mortgage obligations, mortgage-backed, corporate, and municipal securities classified as AFS that were in a continuous loss position for twelve months or longer at December 31, 2024. The collateralized mortgage obligations and mortgage-backed securities were investments in U.S. Government agency and U.S. Government sponsored enterprises and had high credit ratings ("AA" grade or better). The interest on corporate and municipal securities that were in an unrealized loss position has been paid as agreed, and the Company believes this will continue in the future and that the securities will be paid in full as scheduled. The market value declines for these securities were primarily due to movements in interest rates and were not reflective of management's expectations of the Company's ability to fully recover any unrealized losses, which may be at maturity. With the adoption of CECL, the length of time that the fair value of investment securities has been less than amortized cost is not considered when assessing for credit impairment.

85.6% of the Company's investment portfolio at December 31, 2024, consisted of securities that were issued by U.S. Government agency and U.S. Government sponsored enterprises. Although a government guarantee exists on securities issued by U.S. Government sponsored agencies, these entities are not legally backed by the full faith and credit of the federal government, and the current support is subject to a cap as part of the Housing and Economic Recovery Act of 2008. Nonetheless, at this time the Company does not foresee any set of circumstances in which the government would not fund its commitments on these investments as the issuers are an integral part of the U.S. housing market in providing liquidity and stability. Therefore, the Company concluded that a zero allowance approach for these investments was appropriate. The Company also had one asset-backed security, six corporate securities, and 57 municipal bonds in unrealized loss positions at December 31, 2024.

Allowance for Credit Losses on Securities AFS—The Company evaluates investment securities AFS in unrealized loss positions for impairment related to credit losses on at least a quarterly basis. Investment securities AFS in unrealized loss positions are first assessed as to whether the Company intends to sell, or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If one of the criteria is met, the security's amortized cost basis is written down to fair value through earnings. For securities that do not meet these criteria, the Company evaluates whether the decline in fair value resulted from credit losses or other factors. In evaluating whether a credit loss exists, the Company has set up an initial quantitative filter for impairment triggers. Once the quantitative filter has been triggered, a security is placed on a watch list and an additional assessment is performed to identify whether a credit impairment exists. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors. If this assessment indicates that a credit loss exists, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Unrealized losses that have not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of applicable taxes. The Company did not have an allowance for credit losses on investment securities AFS at December 31, 2024 and 2023.

Allowance for Credit Losses on Securities HTM—For each major HTM debt security type, the allowance for credit losses is estimated collectively for groups of securities with similar risk characteristics. For securities that do not share similar risk characteristics, the losses are estimated individually. Debt securities that are issued by a U.S. government or government-sponsored enterprises are highly rated by major rating agencies and have a long history of no credit losses. Therefore, the Company applies a zero credit loss assumption on these investments. Any expected credit loss is recorded through the allowance for credit losses on investment securities HTM and deducted from the amortized cost basis of the security, so that the balance sheet reflects the net amount the Company expects to collect. At December 31, 2024, all of the Company's investment securities HTM were issued by a U.S. government agency or government-sponsored enterprise. The Company did not have an allowance for credit losses on investment securities HTM at December 31, 2024.

4.   LOANS RECEIVABLE AND THE ALLOWANCE FOR CREDIT LOSSES

The following is a summary of loans receivable by segment:

	December 31,	
	2024	**2023**
	(Dollars in thousands)	
Loan portfolio composition		
CRE loans	$ 8,527,008	$ 8,797,884
C&I loans	3,967,596	4,135,044
Residential mortgage loans	1,082,459	883,687
Consumer and other loans	41,209	37,004
Total loans receivable, net of deferred costs and fees	13,618,272	13,853,619
Allowance for credit losses	(150,527)	(158,694)
Loans receivable, net of allowance for credit losses	$ 13,467,745	$ 13,694,925

The loan portfolio consists of four segments: CRE loans, C&I loans, residential mortgage loans, and consumer and other loans.

Commercial real estate ("CRE") loans cover a broad array of commercial real estate segments including multi-tenant retail, hotels/motels, gas stations & car washes, mixed-use facilities, industrial warehouses, multifamily, single-tenant retail, office and other. CRE loans are extended for the purchase and refinance of commercial real estate and generally secured by first deeds of trust and are collateralized by residential or commercial properties. Repayment of the Company's CRE loans is largely dependent on either income generated from collateral securing CRE loans or from cash flows from business operations of the borrower.

Commercial and Industrial ("C&I") loans are loans provided to businesses for various purposes such as working capital, purchasing inventory, debt refinancing, business acquisitions, international trade finance activities, and other business-related financing needs. The Company's C&I loans are primarily secured by accounts receivables, inventory, and equipment. Repayment of C&I loans is generally dependent on the borrower's business cash flows.

Residential mortgage loans are extended for personal, family, or household use and are secured by a first mortgage or deed of trust. Residential mortgage loans are usually secured by the property being financed and repayment is dependent on the borrower's personal cash flow.

The Company's consumer and other loans primarily consist of home equity, credit card loans, and personal loans. These loans are provided to borrowers on both a secured and unsecured basis but most of the Company's consumer and other loans are unsecured. Repayment of consumer and other loans is dependent on the borrower's personal cash flow.

The Company had $14.5 million in loans held for sale at December 31, 2024, compared with $3.4 million at December 31, 2023. Loans held for sale at December 31, 2024, consisted of $646 thousand in residential mortgage loans and $13.8 million in C&I loans, compared with $1.1 million in residential mortgage loans, and $2.3 million in CRE loans at December 31, 2023. Loans held for sale are not included in the loans receivable table presented above.

The tables below detail the activity in the ACL by portfolio segment for the years ended December 31, 2024 and 2023, and 2022. Charge offs for the year ended December 31, 2024 included $20.1 million in charge offs related to C&I loans. Charge offs for the year ended December 31, 2023, included an idiosyncratic full charge off of $23.4 million related to a borrower that entered into Chapter 7 liquidation in August 2023. Recoveries for the year 2022 included $17.3 million in recoveries from a single lending relationship that had $29.6 million in charge offs during the year 2021.

	CRE Loans	C&I Loans	Residential Mortgage Loans	Consumer and Other Loans	Total
			(Dollars in thousands)		
December 31, 2024					
Balance, beginning of period	$ 93,940	$ 51,291	$ 12,838	$ 625	$ 158,694
Provision (credit) for credit losses	(5,021)	31,818	(8,400)	3	18,400
Loans charged off	(1,108)	(29,662)	—	(318)	(31,088)
Recoveries of charge offs	563	3,796	—	162	4,521
Balance, end of period	$ 88,374	$ 57,243	$ 4,438	$ 472	$ 150,527
December 31, 2023					
Balance, beginning of period	$ 95,884	$ 56,872	$ 8,920	$ 683	$ 162,359
ASU 2022-02 day 1 adoption adjustment	19	(426)	—	—	(407)
Provision (credit) for credit losses	(2,301)	27,233	3,918	250	29,100
Loans charged off	(2,947)	(34,203)	—	(370)	(37,520)
Recoveries of charge offs	3,285	1,815	—	62	5,162
Balance, end of period	$ 93,940	$ 51,291	$ 12,838	$ 625	$ 158,694
December 31, 2022					
Balance, beginning of period	$ 108,440	$ 27,811	$ 3,316	$ 983	$ 140,550
Provision (credit) for credit losses	(27,451)	31,360	5,626	65	9,600
Loans charged off	(6,803)	(5,160)	(22)	(404)	(12,389)
Recoveries of charge offs	21,698	2,861	—	39	24,598
Balance, end of period	$ 95,884	$ 56,872	$ 8,920	$ 683	$ 162,359

The following tables break out the allowance for credit losses and loan balance by measurement methodology at December 31, 2024 and 2023:

	December 31, 2024				
	CRE Loans	C&I Loans	Residential Mortgage Loans	Consumer and Other Loans	Total
			(Dollars in thousands)		
Allowance for credit losses:					
Individually evaluated	$ 880	$ 5,172	$ 37	$ —	$ 6,089
Collectively evaluated	87,494	52,071	4,401	472	144,438
Total	$ 88,374	$ 57,243	$ 4,438	$ 472	$ 150,527
Loans outstanding:					
Individually evaluated	$ 23,235	$ 60,807	$ 6,314	$ 47	$ 90,403
Collectively evaluated	8,503,773	3,906,789	1,076,145	41,162	13,527,869
Total	$ 8,527,008	$ 3,967,596	$ 1,082,459	$ 41,209	$ 13,618,272

		December 31, 2023				
	CRE Loans	C&I Loans	Residential Mortgage Loans	Consumer and Other Loans	Total	
	(Dollars in thousands)					
Allowance for credit losses:						
Individually evaluated	$ 886	$ 1,721	$ 39	$ 14	$ 2,660	
Collectively evaluated	93,054	49,570	12,799	611	156,034	
Total	$ 93,940	$ 51,291	$ 12,838	$ 625	$ 158,694	
Loans outstanding:						
Individually evaluated	$ 33,932	$ 5,013	$ 5,916	$ 343	$ 45,204	
Collectively evaluated	8,763,952	4,130,031	877,771	36,661	13,808,415	
Total	$ 8,797,884	$ 4,135,044	$ 883,687	$ 37,004	$ 13,853,619	

The ACL represents management's best estimate of future lifetime expected losses on its held for investment loan portfolio. The Company calculates its ACL by estimating expected credit losses on a collective basis for loans that share similar risk characteristics. Loans that do not share similar risk characteristics with other loans are evaluated for credit losses on an individual basis. The Company uses a combination of a modeled and non-modeled approach that incorporates current and future economic conditions to estimate lifetime expected losses on a collective basis.

The Company uses Probability of Default ("PD"), Loss Given Default ("LGD"), and Exposure at Default ("EAD") methodologies with quantitative factors and qualitative considerations in calculation of the allowance for credit losses for collectively assessed loans. The Company uses a reasonable and supportable period of 2 years at which point loss assumptions revert back to historical loss information by means of 1 year reversion period. The Company utilizes a consensus forecast scenario published by a third party that incorporates macroeconomic variables including GDP, unemployment rates, interest rates, and commercial real estate prices to project an economic outlook. The forecast scenario is utilized to estimate losses during the reasonable and supportable period. Changes in these assumptions and forecasts could significantly affect the Company's estimate of future credit losses. See Note 1 "Significant Accounting Policies" for further discussion of the Company's ACL methodology.

The decrease in ACL for the year ended December 31, 2024 compared with December 31, 2023, consisted of a decrease in ACL for collectively evaluated loans, partially offset by an increase in ACL for individually evaluated loans. The year-over-year decrease in ACL for collectively evaluated loans was primarily due to a decline in ACL for residential mortgage loans due to CECL model enhancements made during 2024. The updated model utilizes property values when estimating losses for collectively evaluated residential mortgage loans.

The Company maintains a separate ACL for its off-balance sheet unfunded loan commitments. The Company uses a funding rate to allocate the allowance to undrawn exposures. This funding rate is used as a credit conversion factor to capture how much undrawn can potentially become drawn at any point. The funding rate is determined based on a lookback period of 8 quarters. Credit loss is not estimated for off-balance sheet credit exposures that are unconditionally cancellable by the Company.

At December 31, 2024 and 2023, reserves for unfunded loan commitments recorded in other liabilities were $2.7 million and $3.8 million, respectively. For the years ended December 31, 2024 and 2023, the Company recorded a credit to reserves for unfunded commitments of $1.1 million and an addition to reserves for unfunded commitments of $2.5 million, respectively.

Generally, loans are placed on nonaccrual status if principal and/or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. Loans to customers whose financial conditions have deteriorated are considered for nonaccrual status whether or not the loan is 90 days or more past due. Generally, payments received on nonaccrual loans are recorded as principal reductions. Loans are returned to accrual status only when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Company does not recognize interest income while loans are on nonaccrual status.

The tables below represent the amortized cost of nonaccrual loans, as well as loans past due 90 days or more and still on accrual status, by loan segment and broken out by loans with a recorded ACL and those without a recorded ACL at December 31, 2024 and 2023.

	December 31, 2024			
	Nonaccrual with No ACL	Nonaccrual with an ACL	Total Nonaccrual [1]	Accruing Loans Past Due 90 Days or More
	(Dollars in thousands)			
CRE loans	$ 17,691	$ 5,705	$ 23,396	$ —
C&I loans	33,005	27,802	60,807	129
Residential mortgage loans	2,933	3,381	6,314	—
Consumer and other loans	—	47	47	100
Total	$ 53,629	$ 36,935	$ 90,564	$ 229

	December 31, 2023			
	Nonaccrual with No ACL	Nonaccrual with an ACL	Total Nonaccrual [1]	Accruing Loans Past Due 90 Days or More
	(Dollars in thousands)			
CRE loans	$ 26,724	$ 7,208	$ 33,932	$ —
C&I loans	2,447	2,566	5,013	184
Residential mortgage loans	3,002	2,914	5,916	—
Consumer and other loans	—	343	343	77
Total	$ 32,173	$ 13,031	$ 45,204	$ 261

_____

[1] Total nonaccrual loans exclude the guaranteed portion of SBA loans that are in liquidation totaling $12.8 million and $11.4 million, at December 31, 2024 and 2023, respectively.

The following table presents the amortized cost of collateral-dependent loans at December 31, 2024 and 2023:

	December 31, 2024			December 31, 2023		
	Real Estate Collateral	Other Collateral	Total	Real Estate Collateral	Other Collateral	Total
	(Dollars in thousands)					
CRE loans	$ 20,557	$ —	$ 20,557	$ 29,803	$ —	$ 29,803
C&I loans	6,105	53,809	59,914	2,447	1,708	4,155
Residential mortgage loans	2,933	—	2,933	3,002	—	3,002
Total	$ 29,595	$ 53,809	$ 83,404	$ 35,252	$ 1,708	$ 36,960

Collateral on loans is a significant portion of what secures collateral-dependent loans and significant changes to the fair value of the collateral can potentially impact ACL. During the years ended December 31, 2024 and 2023, the Company did not have any significant changes to the extent to which collateral secured its collateral-dependent loans due to general deterioration or from other factors. Real estate collateral securing CRE and C&I loans consisted of commercial real estate properties including hotel/motel, building, office, residential mortgage, restaurant, and land properties. Collateral dependent loans secured by other collateral as of December 31, 2024, consisted of loans secured by accounts receivables, inventory, tax credits, and underlying businesses. Collateral dependent loans secured by other collateral as of December 31, 2023, were secured by accounts receivables and inventory.

Accrued interest receivable on loans totaled $43.0 million at December 31, 2024, and $49.3 million at December 31, 2023. The following table presents interest income reversals, due to loans being placed on nonaccrual status, by loan segment for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
CRE loans	$ 2,150	$ 1,761	$ 1,906
C&I loans	3,655	1,127	307
Residential mortgage loans	10	40	309
Consumer and other loans	—	—	1
Total	$ 5,815	$ 2,928	$ 2,523

The following table presents the amortized cost of past due loans, including nonaccrual loans past due 30 days or more, by the number of days past due at December 31, 2024 and 2023, by loan segment:

	December 31, 2024				December 31, 2023			
	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due
	(Dollars in thousands)							
CRE loans	$ 1,820	$ 1,917	$ 6,021	$ 9,758	$ 1,999	$ 2,976	$ 10,197	$ 15,172
C&I loans	2,516	10,250	23,079	35,845	934	533	1,717	3,184
Residential mortgage loans	5,926	5,445	2,845	14,216	1,534	—	2,339	3,873
Consumer and other loans	190	289	109	588	214	48	77	339
Total Past Due	$ 10,452	$ 17,901	$ 32,054	$ 60,407	$ 4,681	$ 3,557	$ 14,330	$ 22,568

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, current financial information, historical payment experience, credit documentation, public information, and current economic trends. Homogeneous loans (i.e., home mortgage loans, home equity lines of credit, overdraft loans, express business loans, and automobile loans) are not risk rated and credit risk is analyzed largely by the number of days past due. This analysis is performed at least on a quarterly basis.

The following tables present the amortized cost basis of loans receivable by segment, risk rating, and year of origination, renewal, or major modification at December 31, 2024 and 2023.

	December 31, 2024							
	Term Loan by Origination Year						**Revolving Loans**	**Total**
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**		
	(Dollars in thousands)							
CRE loans								
Pass	$ 866,696	$ 564,267	$ 2,316,371	$ 1,885,509	$ 1,111,807	$ 1,535,735	$ 117,265	$ 8,397,650
Special mention	—	15,000	9,879	7,800	1,853	8,778	799	44,109
Substandard	—	966	4,908	32,863	5,469	41,043	—	85,249
Subtotal	$ 866,696	$ 580,233	$ 2,331,158	$ 1,926,172	$ 1,119,129	$ 1,585,556	$ 118,064	$ 8,527,008
Year-to-date gross charge offs	$ —	$ —	$ 165	$ —	$ 101	$ 842	$ —	$ 1,108
C&I loans								
Pass	$ 1,426,813	$ 494,432	$ 743,004	$ 348,107	$ 102,725	$ 43,377	$ 495,141	$ 3,653,599
Special mention	1,773	16,116	23,831	24,197	—	14,692	54,355	134,964
Substandard	11,990	7,774	19,829	37,320	113	862	55,330	133,218
Doubtful/Loss	$ 211	$ 17,446	$ 28,158	$ —	$ —	$ —	$ —	45,815
Subtotal	$ 1,440,787	$ 535,768	$ 814,822	$ 409,624	$ 102,838	$ 58,931	$ 604,826	$ 3,967,596
Year-to-date gross charge offs	$ —	$ 2,214	$ 27,239	$ 107	$ —	$ 102	$ —	$ 29,662
Residential mortgage loans								
Pass	$ 286,539	$ 82,682	$ 344,940	$ 239,124	$ 1,320	$ 121,287	$ —	$ 1,075,892
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	968	1,803	3,796	—	6,567
Subtotal	$ 286,539	$ 82,682	$ 344,940	$ 240,092	$ 3,123	$ 125,083	$ —	$ 1,082,459
Year-to-date gross charge offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer and other loans								
Pass	$ 6,386	$ 642	$ 192	$ 162	$ 875	$ 8,318	$ 24,587	$ 41,162
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	47	—	47
Subtotal	$ 6,386	$ 642	$ 192	$ 162	$ 875	$ 8,365	$ 24,587	$ 41,209
Year-to-date gross charge offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 318	$ 318
Total loans								
Pass	$ 2,586,434	$ 1,142,023	$ 3,404,507	$ 2,472,902	$ 1,216,727	$ 1,708,717	$ 636,993	$ 13,168,303
Special mention	1,773	31,116	33,710	31,997	1,853	23,470	55,154	179,073
Substandard	11,990	8,740	24,737	71,151	7,385	45,748	55,330	225,081
Doubtful/Loss	211	17,446	28,158	—	—	—	—	45,815
Total	$ 2,600,408	$ 1,199,325	$ 3,491,112	$ 2,576,050	$ 1,225,965	$ 1,777,935	$ 747,477	$ 13,618,272
Total year-to-date gross charge offs	$ —	$ 2,214	$ 27,404	$ 107	$ 101	$ 944	$ 318	$ 31,088

	December 31, 2023							
	Term Loan by Origination Year						Revolving Loans	Total
	2023	2022	2021	2020	2019	Prior		
	(Dollars in thousands)							
CRE loans								
Pass	$ 623,058	$ 2,429,146	$ 2,045,863	$ 1,239,654	$ 996,483	$ 1,297,295	$ 79,426	$ 8,710,925
Special mention	—	2,001	15,452	2,518	5,963	5,196	—	31,130
Substandard	—	1,549	7,300	2,711	2,083	42,186	—	55,829
Subtotal	$ 623,058	$ 2,432,696	$ 2,068,615	$ 1,244,883	$ 1,004,529	$ 1,344,677	$ 79,426	$ 8,797,884
Year-to-date gross charge offs	$ 103	$ 315	$ —	$ 233	$ 355	$ 1,941	$ —	$ 2,947
C&I loans								
Pass	$ 1,107,219	$ 1,208,795	$ 683,821	$ 203,142	$ 162,815	$ 61,019	$ 479,266	$ 3,906,077
Special mention	9,743	23,413	31,388	8,597	14,614	—	60,107	147,862
Substandard	7,158	53,213	8,480	8,637	290	2,358	969	81,105
Subtotal	$ 1,124,120	$ 1,285,421	$ 723,689	$ 220,376	$ 177,719	$ 63,377	$ 540,342	$ 4,135,044
Year-to-date gross charge offs	$ 5,011	$ 12,323	$ 16,020	$ 128	$ 182	$ 539	$ —	$ 34,203
Residential mortgage loans								
Pass	$ 93,982	$ 365,252	$ 263,977	$ 1,356	$ 29,063	$ 123,885	$ —	$ 877,515
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	314	1,836	957	3,065	—	6,172
Subtotal	$ 93,982	$ 365,252	$ 264,291	$ 3,192	$ 30,020	$ 126,950	$ —	$ 883,687
Year-to-date gross charge offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer and other loans								
Pass	$ 3,985	$ 944	$ 278	$ 2,068	$ 371	$ 8,221	$ 20,794	$ 36,661
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	343	—	343
Subtotal	$ 3,985	$ 944	$ 278	$ 2,068	$ 371	$ 8,564	$ 20,794	$ 37,004
Year-to-date gross charge offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 370	$ 370
Total loans								
Pass	$ 1,828,244	$ 4,004,137	$ 2,993,939	$ 1,446,220	$ 1,188,732	$ 1,490,420	$ 579,486	$ 13,531,178
Special mention	9,743	25,414	46,840	11,115	20,577	5,196	60,107	178,992
Substandard	7,158	54,762	16,094	13,184	3,330	47,952	969	143,449
Total	$ 1,845,145	$ 4,084,313	$ 3,056,873	$ 1,470,519	$ 1,212,639	$ 1,543,568	$ 640,562	$ 13,853,619
Total year-to-date gross charge offs	$ 5,114	$ 12,638	$ 16,020	$ 361	$ 537	$ 2,480	$ 370	$ 37,520

For the years ended December 31, 2024 and 2023, there were no revolving loans converted to term loans.

The Company may reclassify loans held for investment to loans held for sale in the event that the Company plans to sell loans that were originated with the intent to hold to maturity. Loans transferred from held for investment to held for sale are carried at the lower of cost or fair value. The breakdown of loans by segment that were reclassified from held for investment to held for sale for the years ended December 31, 2024, 2023, and 2022 are presented in the following table:

		Year Ended December 31,				
		2024		2023		2022
Transfer of loans held for investment to held for sale		(Dollars in thousands)				
CRE loans	$	154,451	$	114,186	$	257,317
C&I loans		101,007		307,209		54,218
Total	$	255,458	$	421,395	$	311,535

Loan Modifications to Borrowers Experiencing Financial Difficulty

A summary of loans modified to borrowers experiencing financial difficulty for the periods presented, disaggregated by loan class and type of modification, is shown in the tables below:

					Year Ended December 31, 2024						
		CRE Loans		C&I Loans		Residential Mortgage Loans		Consumer and Other Loans		Total
					(Dollars in thousands)						
Principal forgiveness	$	—	$	—	$	—	$	—	$	—
Interest rate reduction		—		—		—		—		—
Payment delay		—		21,136		—		—		21,136
Term extension		—		50,148		—		—		50,148
Total Loan Modifications	$	—	$	71,284	$	—	$	—	$	71,284
% of Loan Class		— %		1.80 %		— %		— %		0.52 %

					Year Ended December 31, 2023						
		CRE Loans		C&I Loans		Residential Mortgage Loans		Consumer and Other Loans		Total
					(Dollars in thousands)						
Principal forgiveness	$	—	$	—	$	—	$	—	$	—
Interest rate reduction		—		—		—		—		—
Payment delay		—		—		—		—		—
Term extension		1,111		27,032		—		—		28,143
Total Loan Modifications	$	1,111	$	27,032	$	—	$	—	$	28,143
% of Loan Class		0.01 %		0.65 %		— %		— %		0.20 %

The following table describes the financial effect of the loan modifications made to borrowers experiencing financial difficulty for the periods presented:

	Financial Effect		
Modification & Loan Types	**Description of Financial Effect**	**Year Ended December 31, 2024**	**Year Ended December 31, 2023**
Principal forgiveness			
C&I loans	Forgiveness of principal totaling:	$4.4 million	$ —
Payment delay			
C&I loans	Length of payment delay by a weighted average of :	0.8 years	0.0 years
Term extension			
CRE loans	Extended term by a weighted average of:	0.0 years	0.3 years
C&I loans	Extended term by a weighted average of:	0.0 years	0.3 years

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. During the twelve months ended December 31, 2024, the Company had one C&I loan totaling $4.8 million that was modified through a term extension during the twelve months ended December 31, 2024 that had a payment default in 2024. There were no other payment defaults during the twelve months ended December 31, 2024 for loans that were modified in 2024 to borrowers experiencing financial difficulty.

There were no loan modifications made in 2023 to borrowers experiencing financial difficulty that had payment defaults during the twelve months ended months ended December 31, 2023.

Related Party Loans

In the ordinary course of business, the Company enters into loan transactions with certain of its directors and executives or associates of such directors or executives ("Related Parties"). All loans to Related Parties were made at substantially the same terms and conditions at the time of origination as other originated loans to borrowers that were not affiliated with the Company. All loans to Related Parties were current at December 31, 2024 and 2023, and the outstanding principal balance at December 31, 2024 and 2023, was $84.0 million and $86.2 million, respectively. Loans to Related Parties at December 31, 2024 and 2023, consisted of $84.0 million and $86.2 million, respectively in CRE loans. The decrease in Related Party loans from December 31, 2023 to December 31, 2024, was due to principal paydowns of $2.2 million.

5.   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The carrying amount of the Company's goodwill at December 31, 2024 and 2023, was $464.5 million. There was no impairment of goodwill recorded during the year ended December 31, 2024.

Goodwill and other intangible assets generated from business combinations and deemed to have indefinite lives, are not subject to amortization and, instead, are tested for impairment annually at the reporting unit level unless a triggering event occurs, thereby requiring an updated assessment. Goodwill represents the excess of the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed. Impairment exists when the carrying value of the goodwill exceeds the fair value of the reporting unit.

At December 31, 2024, the Company performed a qualitative assessment to test for impairment and management has concluded that goodwill was more than likely not impaired. As such, the Company did not perform a quantitative analysis of goodwill impaired during the year ended December 31, 2024. The Company operates as single business unit, and therefore, goodwill impairment was assessed based on the Company as a whole.

Intangible Assets

The following table provides information regarding core deposit intangibles at December 31, 2024 and 2023:

			December 31, 2024		December 31, 2023	
Core Deposit Intangibles Related To:	**Amortization Period**	**Gross Amount**	**Accumulated Amortization**	**Carrying Amount**	**Accumulated Amortization**	**Carrying Amount**
			(Dollars in thousands)			
Wilshire Bancorp acquisition	10 years	$ 18,138	$ (15,807)	$ 2,331	$ (14,203)	$ 3,935

Amortization expense related to core deposit intangible assets was $1.6 million, $1.8 million, and $1.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. The estimated future amortization expense for core deposit intangibles is as follows: $1.5 million in 2025 and $829 thousand in 2026.

6.   **PREMISES AND EQUIPMENT**

The following table provides information regarding the premises and equipment at December 31, 2024 and 2023:

	December 31,			
	2024		**2023**	
	(Dollars in thousands)			
Land	$	11,244	$	11,244
Building and improvements		24,448		24,289
Furniture, fixtures, and equipment		37,200		34,085
Leasehold improvements		29,256		28,739
Vehicles		181		123
Software/License		29,113		23,283
Total premises and equipment, gross		131,442		121,763
Less: Accumulated depreciation and amortization		(79,683)		(71,152)
Total premises and equipment, net	$	51,759	$	50,611

Depreciation and amortization expense totaled $8.7 million, $8.4 million, and $7.9 million for the years ended December 31, 2024, 2023, and 2022, respectively.

7. LEASES

The Company's operating leases are real estate leases of bank branch locations, loan production offices, and office spaces with remaining lease terms ranging from 1 month to 8 years at December 31, 2024. Certain lease arrangements contain extension options, which are typically around five years. As these extension options are not generally considered reasonably certain of exercise, they are not included in the lease term.

The table below summarizes supplemental information related to operating leases:

	December 31,			
	2024		2023	
	(Dollars in thousands)			
Operating lease ROU assets	$	39,432	$	46,611
Current portion of long-term lease liabilities		13,946		14,287
Long-term lease liabilities		30,113		38,383

The Company uses its incremental borrowing rate to present value lease payments in order to recognize a ROU asset and the related lease liability. The Company calculates its incremental borrowing rate by adding a spread to the FHLB borrowing interest rate at a given period. During the year ended December 31, 2024, the Company extended eight leases and there were no new lease contracts. Lease extension terms ranged from three to seven years and the Company reassessed the ROU assets and lease liabilities related to these leases.

During the year ended December 31, 2023, the Company wrote off $2.2 million in operating ROU assets resulting from the branch consolidation of seven locations. There was no impairment written off on operating ROU assets during the same period of 2024.

The table below summarizes the Company's net operating lease cost:

	Year Ended December 31,					
	2024		2023		2022	
	(Dollars in thousands)					
Operating lease cost	$	14,495	$	15,309	$	15,455
Variable lease cost		3,495		3,341		4,617
Sublease income		(243)		(143)		(687)
Net lease cost	$	17,747	$	18,507	$	19,385

Rent expense for the years ended December 31, 2024, 2023, and 2022, totaled $16.8 million, $20.5 million, and $17.8 million, respectively.

The table below summarizes supplemental information related to the Company's operating leases:

	At or for the Year Ended December 31,			
	2024		2023	
	(Dollars in thousands)			
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash outflows for operating leases	$	15,721	$	15,940
Weighted-average remaining lease term - operating leases		3.6 years		4.1 years
Weighted-average discount rate - operating leases		3.12 %		2.79 %

The table below summarizes the maturity of remaining lease liabilities:

	December 31, 2024
	(Dollars in thousands)
2025	$ 15,093
2026	14,480
2027	8,980
2028	4,203
2029	2,028
2030 and thereafter	2,002
Total lease payments	46,786
Less: imputed interest	2,727
Total lease obligations	$ 44,059

At December 31, 2024, the Company had no operating lease commitments that had not yet commenced. On October 1, 2024, the Company sold two of its branches located in Virginia (Annandale and Centreville) to PromiseOne Bank, a Georgia state bank. As part of the transaction, PromiseOne Bank took over the Company's lease liabilities related to the branch locations sold.

The Company had no finance leases at December 31, 2024 and 2023.

8.   DEPOSITS

Total deposits of $14.33 billion at December 31, 2024, decreased $426.3 million, or 2.9%, from $14.75 billion at December 31, 2023.

On March 28, 2024, the Bank entered into a Purchase and Assumption Agreement with PromiseOne Bank, a Georgia state bank, to sell the deposits, other liabilities, and certain physical assets of the Bank's two branches located in Virginia. The sale of the branches was completed on October 1, 2024, and as part of this transaction a total of $128.1 million in deposits was transferred to PromiseOne Bank.

The aggregate amount of time deposits in denominations of more than $250 thousand at December 31, 2024 and 2023, was $2.71 billion and $2.24 billion, respectively. Included in time deposits of more than $250 thousand was $300.0 million in California State Treasurer's deposits at December 31, 2024 and 2023. The California State Treasurer's deposits are subject to withdrawal based on the State's periodic evaluations. The Company is required to pledge eligible collateral of at least 110% of outstanding deposits. At December 31, 2024 and December 31, 2023, securities with fair values of approximately $200.5 million and $218.7 million, respectively, and a $150.0 million letter of credit issued by the FHLB, were pledged as collateral for the California State Treasurer's deposits.

Brokered deposits at December 31, 2024 and 2023, totaled $1.06 billion and $1.54 billion, respectively. Brokered deposits at December 31, 2024, consisted of $527.1 million in money market and NOW accounts and $536.0 million in time deposit accounts. Brokered deposits at December 31, 2023, consisted of $164.1 million in money market and NOW accounts and $1.37 billion in time deposit accounts.

The aggregate amount of unplanned overdrafts of demand deposits that were reclassified as loans was $1.1 million and $2.0 million at December 31, 2024 and 2023, respectively.

At December 31, 2024, the scheduled maturities for time deposits were as follows:

	December 31, 2024
	(Dollars in thousands)
Scheduled maturities* in:	
2025	$ 5,602,477
2026	132,598
2027	1,014
2028	19,064
2029	1,189
2030 and thereafter	17,462
Total	$ 5,773,804

_____

* $17.3 million in time deposits with maturities in 2028 and $17.5 million in time deposits with maturities in 2030 and thereafter had call dates in January 2025.

The following table presents the maturity schedules of time deposits in amounts of more than $250 thousand at December 31, 2024:

	December 31, 2024
	(Dollars in thousands)
Three months or less	$ 1,059,687
Over three months through six months	815,568
Over six months through twelve months	811,526
Over twelve months	19,567
Total	$ 2,706,348

Interest expense on deposits for the periods indicated is summarized as follows:

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Money market and NOW	$ 168,131	$ 152,893	$ 68,961
Savings deposits	31,939	8,858	3,802
Time deposits	295,378	279,480	42,076
Total deposit interest expense	$ 495,448	$ 441,231	$ 114,839

9.   BORROWINGS

At December 31, 2024, borrowings totaled $239.0 million, compared with $1.80 billion at December 31, 2023. All of the Company's borrowings at December 31, 2024 and December 31, 2023, had maturities of less than 12 months. The tables below summarize the Company's borrowing lines at December 31, 2024 and 2023:

		December 31, 2024			
	Total Borrowing Capacity	Borrowings Outstanding			Available Borrowing Capacity
		Amount	Weighted Average Rate	
		(Dollars in thousands)			
FHLB	$ 4,151,408	$ 100,000	4.88 %	$ 4,051,408
FRB Discount Window	1,731,467	139,000	4.50 %	1,592,467
Unsecured Federal Funds lines	317,391	—	— %	317,391
Total	$ 6,200,266	$ 239,000	4.66 %	$ 5,961,266

		December 31, 2023			
	Total Borrowing Capacity	Borrowings Outstanding			Available Borrowing Capacity
		Amount	Weighted Average Rate	
		(Dollars in thousands)			
FHLB	$ 4,167,168	$ 100,000	5.73 %	$ 4,067,168
FRB Discount Window	630,369	—	— %	630,369
FRB Bank Term Funding Program ("BTFP")	1,707,909	1,695,726	4.47 %	12,183
Unsecured Federal Funds lines	312,315	—	— %	312,315
Total	$ 6,817,761	$ 1,795,726	4.54 %	$ 5,022,035

The Company maintains a line of credit with the FHLB of San Francisco as a secondary source of funds. The borrowing capacity with the FHLB is limited to the lower of either 25% of the Bank's total assets or the Bank's collateral capacity. The terms of this credit facility require the Company to pledge eligible collateral with the FHLB equal to at least 100% of outstanding advances. At December 31, 2024 and 2023, loans with a carrying amount of approximately $7.58 billion and $7.60 billion, respectively, were pledged at the FHLB for outstanding advances and remaining borrowing capacity. At December 31, 2024 and 2023, other than FHLB stock, no securities were pledged as collateral at the FHLB. The purchase of FHLB stock is a prerequisite to become a member of the FHLB system, and the Company is required to own a certain amount of FHLB stock based on total asset size and outstanding borrowings.

As a member of the FRB system, the Bank may also borrow from the FRB discount window. The maximum amount that the Bank may borrow from the FRB's discount window is up to 99% of the fair market value of the qualifying loans and securities that are pledged. At December 31, 2024, the outstanding principal balance of the qualifying loans pledged at the FRB discount window was $1.98 billion. There were no investment securities pledged at the discount window at December 31, 2024.

The Company availed itself of the BTFP, which was created in March 2023 to enhance banking system liquidity by allowing institutions to pledge certain securities at par value and borrow at a rate of ten basis points over the one-year overnight index swap rate. The BTFP was available to federally insured depository institutions in the U.S., with advances having a term of up to one year with no prepayment penalties. In 2023, the BTFP was available to federally insured depository institutions in the U.S. at a fixed rate of ten basis points over the one-year overnight index swap rate, but in 2024, the interest rate was no lower than the interest rate on reserve balances in effect on the day the loan is made. The Company's outstanding borrowings at December 31, 2023, were not subject to the new rate. The BTFP ceased extending new advances in March 2024. All outstanding borrowings from the BTFP were paid off as of December 31, 2024.

The Company also maintains unsecured federal funds borrowing lines with other banks. There were no borrowings outstanding from other banks at December 31, 2024 and 2023.

10.   CONVERTIBLE NOTES AND SUBORDINATED DEBENTURES

Convertible Notes

In 2018, the Company issued $217.5 million aggregate principal amount of 2.00% convertible senior notes maturing on May 15, 2038, in a private offering to qualified institutional buyers under Rule 144A of the Securities Act of 1933. The convertible notes can be converted into shares of the Company's common stock at an initial rate of 45.0760 shares per $1,000 principal amount of the notes (equivalent to an initial conversion price of approximately $22.18 per share of common stock, which represented a premium of 22.50% to the closing stock price on the date of the pricing of the notes). Holders of the convertible notes had the option to convert all or a portion of the notes at any time on or after February 15, 2023. The convertible notes were callable by the Company, in part or in whole, on or after May 20, 2023, for 100% of the principal amount in cash. Holders of the convertible notes also have the option to put the notes back to the Company on May 15, 2028, or May 15, 2033, for 100% of the principal amount in cash. The convertible notes can be settled in cash, stock, or a combination of stock and cash at the option of the Company.

On May 15, 2023, most of the Company's holders of the convertible notes elected to exercise their optional put right and the Company paid off $197.1 million principal amount of notes in cash. In addition, during the year ended December 31, 2023, the Company also repurchased its notes in the aggregate principal amount of $19.9 million and recorded a gain on debt extinguishment of $405 thousand. The repurchased notes were immediately cancelled subsequent to the repurchase. These repurchases are separate from the optional put and were made through a third-party broker. No notes were repurchased or paid off in the twelve month ended December 31, 2024.

The carrying value of the convertible notes at December 31, 2024 and 2023, was $444 thousand. The capitalized issuance costs were fully amortized at both December 31, 2024 and 2023.

Interest expense on the convertible notes for the years ended December 31, 2024, 2023, and 2022, totaled $9 thousand, $1.9 million, and $5.3 million, respectively. Interest expense for the Company's convertible notes in 2023 and 2022 consisted of accrued interest on the convertible note coupon and interest expense from capitalized issuance costs. Interest expense for 2024 consisted of accrued interest on the convertible note coupon. Issuance cost capitalization expense was recorded for only the first five outstanding years of the convertible notes.

Subordinated Debentures

At December 31, 2024, the Company had nine wholly-owned subsidiary grantor trusts that had issued $126.0 million of pooled trust preferred securities. Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in the indentures. The trusts used the net proceeds from the offering to purchase a like amount of subordinated debentures. The subordinated debentures are the sole assets of the trusts. The Company's obligations under the subordinated debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the subordinated debentures, or upon earlier redemption as provided in the indentures. The Company has the right to redeem the subordinated debentures in whole (but not in part) on a quarterly basis at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. The Company also has a right to defer consecutive payments of interest on the subordinated debentures for up to five years.

The following table is a summary of trust preferred securities and subordinated debentures at December 31, 2024:

Issuance Trust	Issuance Date	Trust Preferred Security Amount	Carrying Value of Subordinated Debentures	Rate Type	Current Rate	Maturity Date
		(Dollars in thousands)				
Nara Capital Trust III	06/05/2003	$ 5,000	$ 5,155	Variable	7.77%	06/15/2033
Nara Statutory Trust IV	12/22/2003	5,000	5,155	Variable	7.77%	01/07/2034
Nara Statutory Trust V	12/17/2003	10,000	10,310	Variable	7.56%	12/17/2033
Nara Statutory Trust VI	03/22/2007	8,000	8,248	Variable	6.27%	06/15/2037
Center Capital Trust I	12/30/2003	18,000	15,473	Variable	7.77%	01/07/2034
Wilshire Trust II	03/17/2005	20,000	16,937	Variable	6.40%	03/17/2035
Wilshire Trust III	09/15/2005	15,000	12,148	Variable	6.02%	09/15/2035
Wilshire Trust IV	07/10/2007	25,000	19,570	Variable	6.00%	09/15/2037
Saehan Capital Trust I	03/30/2007	20,000	16,144	Variable	6.21%	06/30/2037
Total		$ 126,000	$ 109,140			

The carrying value of the subordinated debentures at December 31, 2024 and 2023, was $109.1 million and $107.8 million, respectively. At December 31, 2024 and 2023, acquired subordinated debentures had remaining discounts of $20.8 million and $22.1 million, respectively. The carrying balance of the subordinated debentures is net of remaining discounts and includes common trust securities.

The Company's investment in the common trust securities of the issuer trusts was $3.9 million at December 31, 2024 and 2023, and was included in other assets on the Company's Consolidated Statements of Financial Condition. Although the subordinated debentures issued by the trusts are not included as a component of stockholders' equity in the Consolidated Statements of Financial Condition, the debt is treated as capital for regulatory purposes. The Company's trust preferred security debt issuances (less common trust securities) are includable in Tier 1 capital up to a maximum of 25% of capital on an aggregate basis, as they were grandfathered in under BASEL III.

11. INCOME TAXES

The following presents a summary of income tax provision for the years ended December 31:

	Current	Deferred	Total
	(Dollars in thousands)		
2024			
Federal	$ 14,475	$ 3,760	$ 18,235
State	13,576	1,523	15,099
	$ 28,051	$ 5,283	$ 33,334
2023			
Federal	$ 22,076	$ 3,158	$ 25,234
State	17,998	982	18,980
	$ 40,074	$ 4,140	$ 44,214
2022			
Federal	$ 52,676	$ (6,366)	$ 46,310
State	34,050	(2,589)	31,461
	$ 86,726	$ (8,955)	$ 77,771

A reconciliation of the difference between the federal statutory income tax rate and the effective tax rate is shown in the following table for the years indicated:

	Year Ended December 31,		
	2024	2023	2022
Statutory tax rate	21.00 %	21.00 %	21.00 %
State taxes-net of federal tax effect	8.74 %	8.79 %	8.58 %
Nondeductible transaction costs	0.60 %	— %	— %
Tax credits and benefits, net of amortization expenses	(7.25)%	(4.67)%	(2.99)%
Bank owned life insurance	(0.28)%	(0.24)%	(0.22)%
Tax exempt municipal bonds and loans	(0.08)%	(0.82)%	(0.26)%
State tax rate change	0.93 %	0.02 %	0.15 %
Changes in uncertain tax positions	0.21 %	(0.59)%	(0.23)%
Other	1.20 %	1.37 %	0.24 %
Effective income tax rate	25.07 %	24.86 %	26.27 %

Deferred tax assets and liabilities at December 31, 2024 and 2023, were comprised of the following:

		December 31,		
		2024		**2023**
		(Dollars in thousands)		
Deferred tax assets:				
Depreciation	$	—	$	651
Statutory bad debt deduction less than financial statement provision		47,626		50,402
Net operating loss carry-forward		1,100		1,238
Investment security provision		468		607
State tax deductions		1,960		2,962
Accrued compensation		21		28
Deferred compensation		119		113
Mark to market on loans held for sale		4		4
Nonaccrual loan interest		4,753		4,246
Other real estate owned		—		14
Non-qualified stock option and restricted share expense		2,754		3,902
Lease liabilities		13,945		16,734
Unrealized loss on securities AFS		95,025		85,386
Other		7,290		7,132
Total deferred tax assets	$	175,065	$	173,419
Deferred tax liabilities:				
Purchase accounting fair value adjustment	$	(8,331)	$	(7,667)
Depreciation		(95)		—
FHLB stock dividends		(77)		(79)
Deferred loan costs		(6,981)		(8,410)
State taxes deferred and other		(3,376)		(3,660)
Prepaid expenses		(2,834)		(2,228)
Amortization of intangibles		(846)		(1,351)
ROU assets		(12,481)		(14,809)
Total deferred tax liabilities	$	(35,021)	$	(38,204)
Net deferred tax assets	$	140,044	$	135,215

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. In assessing the realization of deferred tax assets, management evaluates both positive and negative evidence, including the existence of any cumulative losses in the current year and the prior two years, the amount of taxes paid in available carry-back years, the forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. This analysis is updated quarterly and adjusted as necessary.

Based on the analysis, the Company has determined that a valuation allowance for deferred tax assets was not required at December 31, 2024 and 2023.

A summary of the Company's net operating loss carry-forwards at December 31, 2024 and 2023, is as follows:

	Federal			State		
	Remaining Amount	Expires	Annual Limitation	Remaining Amount	Expires	Annual Limitation
	(Dollars in thousands)					
2024						
Saehan Bank (acquired by Wilshire)	$ 1,357	2030	$ 226	$ 1,809	2032	$ 226
Pacific International Bank	3,150	2032	420	—	N/A	—
Total	$ 4,507		$ 646	$ 1,809		$ 226
2023						
Saehan Bank (acquired by Wilshire)	$ 1,583	2030	$ 226	$ 2,035	2032	$ 226
Pacific International Bank	3,570	2032	420	—	N/A	—
Total	$ 5,153		$ 646	$ 2,035		$ 226

In 2020, the California Assembly Bill 85 (A.B. 85) was signed into law. A.B. 85 suspends the use of the net operating loss ("NOL") for the 2020, 2021, and 2022 tax years. For NOL incurred in tax years before 2020 for which a deduction is denied, the carryover period is extended by three years. On February 9, 2022, Senate Bill 113 ("S.B. 113") was signed into law, and among other changes, S.B. reinstates the California NOL deductions for tax years beginning in 2022, in effect shortening the suspension period for NOL deductions from A.B. 85 by one year.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of California and various other states. The statute of limitations for the assessment of taxes for the consolidated Federal income tax return is closed for all tax years up to and including 2020. The expiration of the statute of limitations for the assessment of taxes for the various state income and franchise tax returns for the Company and subsidiaries varies by state. The Company is currently under examination by the New York City Department of Finance for the 2016, 2017 and 2018 tax years. While the outcome of the examination is unknown, the Company expects no material adjustments. In 2023, the Company was contacted by the California Franchise Tax Board ("FTB") regarding an examination of the Company's 2018 tax year. While the outcome of the examination is unknown, the Company expects no material adjustments.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2024 and 2023, is as follows:

	Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Balance at January 1,	$ 469	$ 2,951
Additions based on tax positions related to prior years	311	169
Settlement of tax positions related to prior years	—	(1,234)
Expiration of statute of limitations	(84)	(1,417)
Balance at December 31,	$ 696	$ 469

The total amount of unrecognized tax benefits was $696 thousand at December 31, 2024, and $469 thousand at December 31, 2023. The total amount of tax benefits, if recognized, would favorably impact the effective tax rate by $707 thousand and $434 thousand at December 31, 2024 and 2023, respectively. Management believes it is reasonably possible that the unrecognized tax benefits may decrease by approximately $214 thousand within the next twelve months due to an anticipated settlement with a state tax authority and the expiration of statute of limitations.

12.   STOCK-BASED COMPENSATION

In May 2024, the Company's stockholders approved the 2024 Equity Incentive Plan (the "2024 Plan"), which provides for grants of stock options, stock appreciation rights ("SAR"), restricted stock, performance shares, and performance units to non-employee directors and employees of the Company. Stock options may be either incentive stock options ("ISOs"), as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options ("NQSOs").

The 2024 Plan provides the Company flexibility to (i) attract and retain qualified non-employee directors, executives, and other key employees with appropriate equity-based awards; (ii) motivate high levels of performance; (iii) recognize employees' contributions to the Company's success; and (iv) align the interests of the participants with those of the Company's stockholders. The 2024 Plan reserved for 4,500,000 shares available for grant to participants. At December 31, 2024, there were 3,769,296 remaining shares available for future grants under the 2024 plan. The pool of available shares can be partially replenished for future grants to the extent there are forfeitures, expirations or otherwise terminations of existing equity awards without issuance of the shares underlying such awards. The exercise price for shares under an ISO may not be less than 100% of fair market value on the date the award is granted under the Code. Similarly, under the terms of the 2024 Plan, the exercise price for SARs and NQSOs may not be less than 100% of fair market value on the date of grant. Performance units are awarded to participants at the market price of the Company's common stock on the date of award, after the lapse of the restriction period and the attainment of the performance criteria. All options not exercised generally expire 10 years after the date of grant.

The shares of common stock previously available under the 2019 Incentive Compensation Plan (the "2019 Plan") are no longer available for future grant.

ISOs, SARs, and NQSOs have vesting periods of three to five years and have 10-year contractual terms. Restricted stock, performance shares, and performance units are granted with a restriction period of not less than one year from the grant date for performance-based awards and not more than three years from the grant date for time-based vesting of grants. Compensation expense for awards is recognized over the vesting period.

With the exception of the shares that are underlying stock options and restricted stock awards, the Board of Directors may choose to settle the awards by paying the equivalent cash value or by delivering the appropriate number of shares.

The following is a summary of the Company's stock option activity for the year ended December 31, 2024:

	Number of Shares		Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Dollars in thousands)	
Outstanding - January 1, 2024	629,367	$	16.61			
Granted	—		—			
Exercised	—		—			
Expired	(208,136)		15.75			
Forfeited	—		—			
Outstanding - December 31, 2024	421,231	$	17.04	1.62	$	—
Options exercisable - December 31, 2024	421,231	$	17.04	1.62	$	—

The following is a summary of the Company's restricted stock and performance unit activity for the year ended December 31, 2024:

	Number of Shares		Weighted-Average Grant Date Fair Value
Outstanding (unvested) - January 1, 2024	2,043,621	$	12.09
Granted	783,401		12.37
Vested	(947,075)		12.59
Forfeited	(174,231)		13.09
Outstanding (unvested) - December 31, 2024	1,705,716	$	11.84

The total fair value of restricted stock and performance units vested for the years ended December 31, 2024, 2023, and 2022, was $10.4 million, $9.5 million, and $9.7 million, respectively.

The amount charged against income related to stock-based payment arrangements was $8.9 million, $12.3 million, and $12.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. The income tax benefit recognized was approximately $2.6 million, $3.1 million, and $3.2 million for the years ended December 31, 2024, 2023, and 2022, respectively.

At December 31, 2024, unrecognized compensation expense related to non-vested stock option grants, restricted stock awards, performance share units and long term incentive plan totaled $10.1 million and was expected to be recognized over a remaining weighted average vesting period of 1.8 years.

In July 2022, the Company discontinued the Hope Employee Stock Purchase Plan ("ESPP"), which allowed eligible employees to purchase the Company's common shares through payroll deductions, which build up between the offering date and the purchase date. At the purchase date, the Company used the accumulated funds to purchase shares of the Company's common stock on behalf of the participating employees at a 10% discount to the closing price of the Company's common shares. The closing price is the lower of either the closing price on the first day of the offering period or the closing price on the purchase date. The dollar amount of common shares purchased under the ESPP must not exceed 20% of the participating employee's base salary, subject to a cap of $25 thousand in stock value based on the grant date. The ESPP was considered compensatory under GAAP and compensation expense for the ESPP was recognized as part of the Company's stock-based compensation expense. No compensation expense was incurred for the ESPP during the years ended December 31, 2024 and 2023, due to the plan's discontinuation. The compensation expense for ESPP for the year ended December 31, 2022, was $284 thousand.

13.   EMPLOYEE BENEFIT PLANS

Deferred Compensation Plan—The Company established a deferred compensation plan that permits eligible officers, key executives, and directors to defer a portion of their compensation. The deferred compensation plan is still in effect and was amended in 2007 to be in compliance with IRC §409(A) regulations. The deferred compensation, together with accrued accumulated interest, is distributable in cash after retirement or termination of service. The deferred compensation liabilities at December 31, 2024 and 2023 amounted to $443 thousand and $445 thousand, respectively, and were included in other liabilities in the Consolidated Statements of Financial Condition.

The Company established and the Board approved a Long Term Incentive Plan ("LTIP") that rewards certain executive officers with deferred compensation if the Company meets certain performance goals, the named executive officers ("NEO") meet individual performance goals, and the NEOs remain employed for a pre-determined period (between five and ten years, depending on the officer). All NEOs are currently participating in the LTIP. The liabilities related to the LTIP at December 31, 2024 and 2023, totaled $628 thousand and $590 thousand, respectively, and were included in other liabilities in the Consolidated Statements of Financial Condition.

401(k) Savings Plan—The Company established a 401(k) savings plan, which is open to all eligible employees who are 21 years old or over and have completed 3 months of service. The Company matches 75% of the first 8% of the employee's compensation contributed. Employer matching is vested 25% after 2 years of service, 50% after 3 years of service, 75% after 4 years of service, and 100% after 5 or more years of service. Total employer contributions to the plan amounted to approximately $6.1 million, $6.9 million, and $5.9 million for 2024, 2023, and 2022, respectively.

Post-Retirement Benefit Plans—The Company purchased life insurance policies and entered into split dollar life insurance agreements with certain directors and officers. Under the terms of the split dollar life insurance agreements, a portion of the death benefits received by the Company will be paid to beneficiaries named by the directors and officers. Total death benefits received by the Company was $633 thousand, $587 thousand, and $1.2 million, for 2024, 2023, and 2022, respectively.

In 2016, the Company assumed Wilshire Bank's Survivor Income Plans which was originally adopted in 2003 and 2005 for the benefit of the directors and officers in order to encourage their continued employment and service, and to reward them for their past contributions. Wilshire Bank had also entered into separate Survivor Income Agreements with officers and directors relating to the Survivor Income Plan. Under the terms of the Survivor Income Plan, each participant is entitled to a base amount of death proceeds as set forth in the participant's election to participate, which base amount increases three percent per calendar year, but only until normal retirement age, which is 65. If the participant remains employed after age 65, the death benefit will be fixed at the amount determined at age 65. If a participant has attained age 65 prior to becoming a participant in the Survivor Income Plan, the death benefit shall be equal to the base amount set forth in their election to participate with no increases. The Company is obligated to pay any death benefit owed under the Survivor Income Plan in a lump sum within 90 days following the participant's death.

In 2011, the Company assumed Center Bank's Survivor Income Plan which was adopted in 2004 for the benefit of the directors and officers of the bank in order to encourage their continued employment and service, and to reward them for their past contributions. Under the terms of the Survivor Income Plan, each participant is entitled to a base amount of death proceeds as set forth in the participant's election to participate. The Company is obligated to pay any death benefit owed under the Survivor Income Plan in a lump sum within 90 days following the participant's death.

The participant's rights under the Survivor Income Plans terminate upon termination of employment. Upon termination of employment (except for termination for cause), if the participant has achieved the vesting requirements outlined in the plan, the participant will have the option to convert the amount of death benefits calculated at such termination to a split dollar arrangement, provided such arrangement is available under bank regulations and/or tax laws. If available, the Company and the participant will enter into a split dollar agreement and a split dollar policy endorsement. Under such an arrangement, the Company would annually impute income to the officer or the director based on tax laws or rules in force upon conversion. The Company's accumulated post-retirement benefit obligation at December 31, 2024, 2023, and 2022 was $6.7 million, $6.3 million, and $6.8 million, respectively.

14.   COMMITMENTS AND CONTINGENCIES

Legal Contingencies

In the normal course of business, the Company is involved in various legal claims. The Company has reviewed all legal claims against the Company with counsel for the year ended December 31, 2024, and has taken into consideration the views of such counsel as to the potential outcome of the claims. Loss contingencies for all legal claims totaled $664 thousand and $535 thousand at December 31, 2024 and 2023, respectively. It is reasonably possible that the Company may incur losses in excess of the amounts currently accrued. However, at this time, the Company is unable to estimate the range of additional losses that are reasonably possible because of a number of factors, including the fact that certain of these litigation matters are still in their early stages. Management believes that none of these legal claims, individually or in the aggregate, will have a material adverse effect on the results of operations or financial condition of the Company.

Unfunded Commitments and Letters of Credit

The following table presents a summary of commitments described below, as of the dates indicated below:

		December 31,		
		2024		2023
		(Dollars in thousands)		
Unfunded commitments to extend credit	$	2,255,785	$	2,274,239
Standby letters of credit		134,548		132,132
Other letters of credit		22,874		51,983
Commitments to fund CRA and tax credit investments		18,845		21,017

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, commercial letters of credit, and commitments to fund investments in affordable housing partnerships. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. The Company's exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as the Company does for extending loan facilities to customers. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on the Company's credit evaluation of the counterparty. The types of collateral that the Company may hold can vary and may include accounts receivable, inventory, property, plant and equipment, and income-producing properties.

The estimated exposure to loss from these commitments is included in the reserve for unfunded loan commitments, which is calculated by loan type using estimated line utilization rates based on historical usage. Loss rates for outstanding loans is applied to the estimated utilization rates to calculate the reserve for unfunded loan commitments. At December 31, 2024 and 2023, the reserve for unfunded loan commitments amounted to $2.7 million and $3.8 million, respectively.

Commitments and letters of credit generally have variable rates that are tied to the prime rate. The amount of fixed rate commitments is not considered material to this presentation. From time to time, the Company enters into certain types of contracts that contingently require the Company to indemnify parties against third party claims and other obligations customarily indemnified in the ordinary course of the Company's business. The terms of such obligations vary, and, generally, a maximum obligation is not explicitly stated. Therefore, the overall maximum amount of the obligations cannot be reasonably estimated. The most significant of these contracts relate to certain agreements with the Company's officers and directors under which the Company may be required to indemnify such persons for liabilities arising out of their employment or directorship relationship. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations in its Consolidated Statements of Financial Condition at December 31, 2024 and 2023.

15. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting assumptions that a market participant would use when pricing an asset or liability. There are three levels of inputs that may be used to measure fair value. The fair value inputs of the instruments are classified and disclosed in one of the following categories pursuant to ASC 820:

Level 1 -   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The quoted price shall not be adjusted for any blockage factor (i.e., size of the position relative to trading volume).

Level 2 -   Pricing inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies, including the use of pricing matrices. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -   Pricing inputs are unobservable for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company uses the following methods and assumptions in estimating fair value disclosures for financial instruments. Financial assets and liabilities recorded at fair value on a recurring and non-recurring basis are listed as follows:

Investment Securities

The fair values of investment securities AFS and HTM are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of the Company's Level 3 security AFS was measured using an income approach valuation technique. The primary inputs and assumptions used in the fair value measurement was derived from the security's underlying collateral, which included discount rate, prepayment speeds, payment delays, and an assessment of the risk of default of the underlying collateral, among other factors. Significant increases or decreases in any of the inputs or assumptions could result in a significant increase or decrease in the fair value measurement.

Equity Investments With Readily Determinable Fair Value

The fair value of the Company's equity investments with readily determinable fair value is comprised of mutual funds. The fair value for these investments is obtained from unadjusted quoted prices in active markets on the date of measurement and is therefore classified as Level 1.

Interest Rate Contracts

The Company offers interest rate contracts to certain loan customers to allow them to hedge the risk of rising interest rates on their variable rate loans. The Company originates a variable rate loan and enters into a variable-to-fixed interest rate contract with the customer. The Company also enters into an offsetting interest rate contract with a correspondent bank. These back-to-back agreements are intended to offset each other and allow the Company to originate a variable rate loan, while providing a contract for fixed interest payments for the customer. The net cash flow for the Company is equal to the interest income received from a variable rate loan originated with the customer. The fair value of these derivatives is based on a discounted cash flow approach. The fair value assets and liabilities of centrally cleared interest rate contracts are net of variation margin settled-to-market. Due to the observable nature of the inputs used in deriving the fair value of these derivative contracts, the valuation of interest rate contracts is classified as Level 2.

Mortgage Banking Derivatives

Mortgage banking derivative instruments consist of interest rate lock commitments and forward sale contracts that trade in liquid markets. The fair value is based on the prices available from third party investors. Due to the observable nature of the inputs used in deriving the fair value, the valuation of mortgage banking derivatives is classified as Level 2.

Other Derivatives

Other derivatives consist of interest rate contracts designated as cash flow hedges, foreign exchange contracts, and risk participation agreements. The fair values of these other derivative financial instruments are based upon the estimated amount the Company would receive or pay to terminate the instruments, taking into account current interest rates, foreign exchange rates and, when appropriate, the current credit worthiness of the counterparties. Fair value assets and liabilities of centrally cleared derivatives are net of variation margin settled-to-market. Interest rate contracts designated as cash flow hedges and foreign exchange contracts, which includes non-deliverable forward contracts, are classified within Level 2 due to the observable nature of the inputs used in deriving the fair value of these contracts. Credit derivatives such as risk participation agreements are valued based on credit worthiness of the underlying borrower, which is a significant unobservable input and therefore is classified as Level 3.

Collateral Dependent Loans

The fair values of collateral dependent loans are generally measured for ACL using the practical expedients permitted by ASC 326-20-35-5 including collateral dependent loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuations utilizing enterprise value, asset fair value, or other valuation techniques, less costs to sell of 8.5%. Appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and income approach. Adjustment may be made in the appraisal process by the independent appraiser to adjust for differences between the comparable sales and income data available for similar loans and the underlying collateral. For C&I and asset backed loans, independent valuations may include a discount for eligible accounts receivable and a discount for inventory. These result in a Level 3 classification.

OREO

OREO is fair valued at the time the loan is foreclosed upon and the asset is transferred to OREO. The value is based primarily on third party appraisals, less costs to sell of up to 8.5% and result in a Level 3 classification of the inputs for determining fair value. OREO is reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted to lower of cost or market accordingly, based on the same factors identified above.

Loans Held For Sale

Loans held for sale are carried at the lower of cost or fair value, as determined by outstanding commitments from investors, or based on recent comparable sales (Level 2 inputs), if available. If Level 2 inputs are not available, carrying values are based on discounted cash flows using current market rates applied to the estimated life and credit risk (Level 3 inputs) or may be assessed based upon the fair value of the collateral, which is obtained from recent real estate appraisals (Level 3 inputs). These appraisals may utilize a single valuation approach or a combination of approaches including the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at the End of the Reporting Period Using		
	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Assets:				
Investment securities AFS:				
U.S. Government agency and U.S. Government sponsored enterprises:				
Agency securities	$ 3,957	$ —	$ 3,957	$ —
Collateralized mortgage obligations	721,906	—	721,906	—
Mortgage-backed securities:				
Residential	387,060	—	387,060	—
Commercial	410,851	—	410,851	—
Asset-backed securities	103,224	—	103,224	–
Corporate securities	20,694	—	20,694	—
Municipal securities	175,551	—	174,739	812
Equity investments with readily determinable fair value	4,321	4,321	—	—
Interest rate contracts	47,694	—	47,694	—
Mortgage banking derivatives	—	—	—	—
Other derivatives	900	—	900	—
Liabilities:				
Interest rate contracts	48,784	—	48,784	—
Mortgage banking derivatives	1	—	1	—
Other derivatives	5,047	—	5,032	15

	December 31, 2023	Fair Value Measurements at the End of the Reporting Period Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in thousands)		
Assets:				
Investment securities AFS:				
U.S. Treasury securities	$ 103,677	$ 103,677	$ —	$ —
U.S. Government agency and U.S. Government sponsored enterprises:				
Agency securities	3,900	—	3,900	—
Collateralized mortgage obligations	747,719	—	747,719	—
Mortgage-backed securities:				
Residential	420,298	—	420,298	—
Commercial	391,888	—	391,888	—
Asset-backed securities	149,670	—	149,670	—
Corporate securities	19,434	—	19,434	—
Municipal securities	308,473	—	307,615	858
Equity investments with readily determinable fair value	4,363	4,363	—	—
Interest rate contracts	54,302	—	54,302	—
Mortgage banking derivatives	7	—	7	—
Other derivatives	11,021	—	11,021	—
Liabilities:				
Interest rate contracts	55,622	—	55,622	—
Mortgage banking derivatives	17	—	17	—
Other derivatives	1,379	—	1,351	28

There were no transfers between Levels 1, 2, and 3 during the year ended December 31, 2024 and 2023.

The table below presents a reconciliation and income statement classification of gains (losses) for the municipal security and risk participation agreements measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Municipal securities:		
Beginning Balance	$ 858	$ 943
Change in fair value included in other comprehensive income	(46)	(85)
Ending Balance	$ 812	$ 858
Risk participation agreements:		
Beginning Balance	$ 28	$ 32
Change in fair value included in expense	(13)	(4)
Ending Balance	$ 15	$ 28

The Company measures certain assets at fair value on a non-recurring basis including collateral-dependent loans, loans held for sale, and OREO. These fair value adjustments result from individually evaluated ACL recognized during the period, application of the lower of cost or fair value on loans held for sale, and the application of fair value less cost to sell on OREO.

Assets measured at fair value on a non-recurring basis at December 31, 2024 and 2023, are summarized below:

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurements at the End of the Reporting Period Using		
		(Dollars in thousands)		
Assets:				
Collateral dependent loans receivable at fair value:				
CRE loans	$ 2,985	$ —	$ —	$ 2,985
C&I loans	38,993	—	—	38,993
Loans held for sale, net	11,611	—	11,611	—

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		Fair Value Measurements at the End of the Reporting Period Using		
		(Dollars in thousands)		
Assets:				
Collateral dependent loans receivable at fair value:				
CRE loans	$ 3,475	$ —	$ —	$ 3,475
C&I loans	2,701	—	—	2,701
Loans held for sale, net	2,287	—	2,287	—
OREO	63	—	—	63

For assets measured at fair value on a non-recurring basis, the total net losses, which include charge offs, recoveries, recorded ACL, valuations, and recognized gains and losses on sales in 2024 and 2023 are summarized below:

	Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Assets:		
Collateral dependent loans receivable at fair value:		
CRE loans	$ (613)	$ (1,511)
C&I loans	(11,075)	(1,968)
Loans held for sale, net	(4,406)	(798)
OREO	—	(315)

The following table presents the quantitative information about the significant unobservable inputs used in the valuation of Level 3 fair value measurements that are measured on a nonrecurring basis as of December 31, 2024 and 2023:

	Fair Value Measurements (Level 3)	Valuation Techniques	Unobservable Inputs	Range of Inputs	Weighted-Average of Inputs
	(Dollars in thousands)				
December 31, 2024					
	$ 7,963	Collateral fair value	Selling cost	8.5%	8.5%
	2,359	Enterprise value	EBITDA[1] multiple	5.2	5.2
Collateral dependent loans	10,336	Enterprise value	Revenue multiple	1.0	1.0
			EBITDA[1] multiple	8.0	8.0
	21,320	Asset fair value	Discount	10.1% - 91.2%	38.8%
December 31, 2023					
	$ 4,468	Collateral fair value	Selling cost	4.5% - 8.5%	7.6%
Collateral dependent loans	1,708	Asset fair value	Discount rate	48%	48%
OREO	63	Property fair value	Selling cost	8.5%	8.5%

[1] EBITDA = earnings before interest, tax, depreciation, and amortization

Fair Value of Financial Instruments

Carrying amounts and estimated fair values of financial instruments, not previously presented, at December 31, 2024 and 2023, were as follows:

	December 31, 2024		
	Carrying Amount	Estimated Fair Value	Fair Value Measurement Using
	(Dollars in thousands)		
Financial Assets:			
Cash and cash equivalents	$ 458,199	$ 458,199	Level 1
Investment securities HTM	252,385	231,124	Level 2
Equity investments without readily determinable fair values	35,625	35,625	Level 2
Loans held for sale	14,491	14,504	Level 2
Loans receivable, net	13,467,745	13,179,753	Level 3
Accrued interest receivable	51,169	51,169	Level 2/3
Servicing assets, net	10,051	19,113	Level 3
Customers' liabilities on acceptances	484	484	Level 2
Financial Liabilities:			
Noninterest bearing deposits	$ 3,377,950	$ 3,377,950	Level 2
Money market, interest bearing demand and savings deposits	5,175,735	5,175,735	Level 2
Time deposits	5,773,804	5,782,223	Level 2
FHLB and FRB borrowings	239,000	239,358	Level 2
Convertible notes	444	438	Level 1
Subordinated debentures	109,140	105,729	Level 3
Accrued interest payable	93,784	93,784	Level 2
Acceptances outstanding	484	484	Level 2

	December 31, 2023		
	Carrying Amount	Estimated Fair Value	Fair Value Measurement Using
	(Dollars in thousands)		
Financial Assets:			
Cash and cash equivalents	$ 1,928,967	$ 1,928,967	Level 1
Investment securities HTM	263,912	250,518	Level 2
Equity investments without readily determinable fair values	39,387	39,387	Level 2
Loans held for sale	3,408	3,419	Level 2
Loans receivable, net	13,694,925	13,270,444	Level 3
Accrued interest receivable	61,720	61,720	Level 2/3
Servicing assets, net	9,631	14,853	Level 3
Customers' liabilities on acceptances	471	471	Level 2
Financial Liabilities:			
Noninterest bearing deposits	$ 3,914,967	$ 3,914,967	Level 2
Money market, interest bearing demand and savings deposits	4,872,029	4,872,029	Level 2
Time deposits	5,966,757	5,974,125	Level 2
FHLB and FRB borrowings	1,795,726	1,795,820	Level 2
Convertible notes, net	444	451	Level 1
Subordinated debentures	107,825	99,358	Level 3
Accrued interest payable	168,174	168,174	Level 2
Acceptances outstanding	471	471	Level 2

The Company measures assets and liabilities for its fair value disclosures based on an exit price notion. Although the exit price notion represents the value that would be received to sell an asset or paid to transfer a liability, the actual price received for a sale of assets or paid to transfer liabilities could be different from exit price disclosed. The methods and assumptions used to estimate fair value are described as follows:

The carrying amount was the estimated fair value for cash and cash equivalents, savings and other nonmaturity interest bearing demand deposits, equity investments without readily determinable fair values, customers' and Bank's liabilities on acceptances, noninterest bearing deposits, short-term debt, secured borrowings, and variable rate loans or deposits that reprice frequently and fully. The fair value of loans was determined through a discounted cash flow analysis, which incorporates probability of default and loss given default rates on an individual loan basis. For fixed rate loans, the discount rate used in a discounted cash flow analysis was based on the SOFR Swap Rate. For variable loans, the discount rate started with the underlying index rate and an adjustment was made on certain loans, which considered factors such as servicing costs, capital charges, duration, asset type incremental costs, and use of projected cash flows. Fair values of residential real estate loans included Fannie Mae and Freddie Mac prepayment speed assumptions or a third-party index based on historical prepayment speeds. Fair value of time deposits was based on discounted cash flow analyses using recent issuance rates over the prior three months and a market rate analysis of recent offering rates for retail products. Wholesale time deposit fair values incorporated brokered time deposit offering rates. The fair value of the Company's debt was based on current rates for similar financing with a liquidity premium added to assumed market spreads to reflect exit pricing and the marketability/liquidity costs contained with consummating an orderly transaction. Fair value for the Company's convertible notes was based on the actual last traded price of the notes. The fair value of commitments to fund loans represents fees currently charged to enter into similar agreements with similar remaining maturities and was not presented herein, as the fair value of these financial instruments was not material to the Consolidated Financial Statements.

16. DERIVATIVE FINANCIAL INSTRUMENTS

As part of the Company's overall interest rate risk management, the Company enters into derivative instruments, including interest rate swaps, collars, caps, floors, foreign exchange contracts, risk participation agreements, and mortgage banking derivatives. The notional amount does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual agreements. Derivative instruments are recognized on the balance sheet at their fair value and are not reported on a net basis.

The tables below present the fair value of the Company's derivative financial instruments at December 31, 2024 and 2023. The Company's derivative assets and derivative liabilities are located within other assets and other liabilities, respectively, on the Company's Consolidated Statements of Financial Condition.

		December 31, 2024		
	Notional Amount	Fair Value[1]		
		Other Assets		Other Liabilities
		(Dollars in thousands)		
Derivatives designated as cash flow hedges				
Interest rate swaps	$ 1,125,000	$ —	$	(2,330)
Interest rate collars	500,000	—		(1,227)
Forward interest rate swaps	200,000	—		(1,474)
Total	$ 1,825,000	$ —	$	(5,031)
Derivatives not designated as hedges				
Interest rate contracts with correspondent banks	$ 1,120,217	$ 46,294	$	(1,400)
Interest rate contracts with customers	1,120,217	1,400		(47,384)
Foreign exchange contracts with correspondent banks	16,056	894		(1)
Foreign exchange contracts with customers	224	6		—
Risk participation agreement	100,957	—		(15)
Mortgage banking derivatives	—	—		—
Total	$ 2,357,671	$ 48,594	$	(48,800)

[1] The fair values of centrally-cleared derivative contracts are presented net of settled-to-market margin.

			December 31, 2023		
	Notional Amount		Fair Value[1]		
			Other Assets		Other Liabilities
			(Dollars in thousands)		
Derivatives designated as cash flow hedges					
Interest rate swaps	$	725,000	$	—	$ —
Interest rate collars		250,000		—	1,149
Forward interest rate swaps		1,000,000		10,812	—
Forward interest rate collars		250,000		148	—
Total	$	2,225,000	$	10,960	$ 1,149
Derivatives not designated as hedges					
Interest rate contracts with correspondent banks	$	1,096,292	$	53,185	$ 1,117
Interest rate contracts with customers		1,096,292		1,117	54,505
Foreign exchange contracts with correspondent banks		10,739		4	202
Foreign exchange contracts with customers		1,744		57	—
Risk participation agreement		130,365		—	28
Mortgage banking derivatives		1,377		7	17
Total	$	2,336,809	$	54,370	$ 55,869

_____

[1] The fair values of centrally-cleared derivative contracts are presented net of settled-to-market margin.

Derivatives designated as cash flow hedges

The Company's interest rate contracts designated as cash flow hedges were determined to be fully effective during the periods presented and were hedged to financial instruments tied to term SOFR and federal funds rate. The aggregate fair value of the cash flow hedges are recorded in assets or liabilities on the Consolidated Statements of Financial Condition, with changes in fair value recorded in other comprehensive income on the Consolidated Statements of Comprehensive Income. The gain or loss on derivatives is recorded in AOCI and is subsequently reclassified into interest income and interest expense in the period, during which the hedged forecasted transaction affects earnings. Amounts reported in AOCI related to interest rate agreements will be reclassified to interest income and interest expense as interest payments are received or paid on the Company's derivatives. The Company expects the hedges to remain fully effective throughout the remaining terms. The Company expects to reclassify, during the next 12 months, approximately $2.2 million, net of taxes, from AOCI as an increase to net interest income, net of a decrease of $1.6 million from terminated swaps.

During the year ended December 31, 2024, the Company terminated $400.0 million in notional value of forward-starting received fixed swaps set to mature through July 2027. The swaps were designated as cash flow hedges on the changes in cash flows associated with certain variable rate loans. The termination of the swaps was performed to reduce prolonged exposure to higher interest rates. Prior to the termination of the swaps, the change in value of the swaps was recorded through AOCI. The unamortized fair value adjustments on terminated forward-starting received fixed swaps was $5.8 million in pre-tax losses in AOCI at December 31, 2024, which will be amortized as a reduction to net interest income over an expected period of 2.5 years.

The table below presents the gains (losses) on derivative instruments designated as cash flow hedges, that were reclassified from AOCI into earnings for the periods indicated:

Derivative Instruments Designated as Cash Flow Hedges	Location of Gain (Loss) Recognized in Income	Year Ended December 31,		
		2024	2023	2022
		(Dollars in thousands)		
Interest rate contracts	Interest income on cash and deposits at other banks	$ —	$ —	$ 574
Interest rate contracts	Interest income and fees on loans	(6,531)	(96)	—
Interest rate contracts	Interest expense on deposits	12,514	11,589	—
Interest rate contracts	Interest expense on FHLB and FRB borrowings	5,331	4,836	1,451
Total		$ 11,314	$ 16,329	$ 2,025

Total cash held as collateral for interest rate contracts designated as cash flow hedges was $0 at December 31, 2024, and $22.9 million at December 31, 2023.

Derivatives not designated as hedges

The Company's derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers.

The Company offers a loan hedging program to certain loan customers. Through this program, the Company originates a variable rate loan with the customer. The Company and the customer will then enter into a fixed interest rate swap. Simultaneously, an identical offsetting swap is entered into by the Company with a correspondent bank. These "back-to-back" swap arrangements are intended to offset each other and allow the Company to book a variable rate loan, while providing the customer with a contract for fixed interest payments. In these arrangements, the Company's net cash flow is equal to the interest income received from the variable rate loan originated with the customer. These customer interest rate contracts are not designated as hedging instruments and are recorded at fair value in other assets and other liabilities. The change in fair value is recognized in the Consolidated Statements of Income as other income and fees.

The Company offers foreign exchange contracts to customers to purchase and/or sell foreign currencies at set rates in the future. The foreign exchange contracts allow customers to hedge the foreign exchange rate risk of their deposits and loans denominated in foreign currencies. In conjunction with this, the Company enters into offsetting back-to-back contracts with institutional counterparties to hedge the Company's foreign exchange rate risk. The Company also enters into certain foreign exchange contracts with institutional counterparties, including non-deliverable forward contracts, to manage its foreign exchange rate risk. These foreign exchange contracts are not designated as hedging instruments and are recorded at fair value in other assets and other liabilities. During the years ended December 31, 2024, 2023, and 2022, the changes in fair value on foreign exchange contracts were gains of $1.0 million, losses of $147 thousand, and gain of $6 thousand, respectively, and were recognized in the Consolidated Statements of Income as other income and fees.

At December 31, 2024, the Company had risk participation agreements with an outside counterparty for interest rate swaps related to loans in which it is a participant. The risk participation agreements provide credit protection to the financial institution should the borrowers fail to perform on their interest rate derivative contracts. Risk participation agreements are credit derivatives not designated as hedges. Credit derivatives are not speculative and are not used to manage interest rate risk in assets or liabilities. Changes in the fair value of credit derivatives are recognized directly in earnings. The fee received, less the estimate of the loss for credit exposure, is recognized in earnings at the time of the transaction.

The Company enters into various stand-alone mortgage-banking derivatives in order to hedge the risk associated with the fluctuation of interest rates. Changes in fair value are recorded as mortgage banking revenue. Residential mortgage loans funded with interest rate lock commitments and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives.

17. STOCKHOLDERS' EQUITY

Total stockholders' equity at December 31, 2024, was $2.13 billion, compared with $2.12 billion at December 31, 2023. The increase in stockholders' equity was due primarily to increases in retained earnings from income earned during the year, offset partially by decreases from cash dividends paid and changes to AOCI.

In January 2022, the Company's Board of Directors approved a share repurchase program that authorized the Company to repurchase up to $50.0 million of its common stock, of which $35.3 million remained available at December 31, 2024. During the year ended December 31, 2024, the Company did not repurchase any shares of common stock as part of this program (see Part II, Item 5 "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for additional information). Repurchased shares were recorded as treasury stock and reduced the total number of common stock outstanding.

Dividends

The Company's Board of Directors approved and the Company paid quarterly dividends of $0.14 per common share in each quarter of 2024 and 2023. The Company paid aggregate dividends of $67.5 million and $67.1 million to common stockholders in 2024 and 2023, respectively.

Accumulated Other Comprehensive Income (Loss)

The following table presents the changes to AOCI for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Balance at beginning of period	$ (204,738)	$ (230,857)	$ (11,412)
Unrealized net losses on securities AFS	(13,752)	32,543	(297,919)
Unrealized net losses on securities AFS transferred to HTM	—	—	(36,576)
Unrealized net (losses) gains on interest rate swaps used for cash flow hedges	(10,312)	17,024	23,062
Reclassification adjustments for net (gains) losses realized in net income	(8,710)	(12,514)	253
Tax effect	9,640	(10,934)	91,735
Other comprehensive (loss) income, net of tax	(23,134)	26,119	(219,445)
Balance at end of period	$ (227,872)	$ (204,738)	$ (230,857)

Reclassifications for net gains and losses realized in net income for the years ended December 31, 2024, 2023, and 2022, related to net gains on interest rate contracts designated as cash flow hedges and amortization on unrealized losses from transferred investment securities to HTM and net gains on sales of securities AFS. Gains and losses on interest rate contracts are recorded in interest income, interest expense and noninterest income under other income and fees in the Consolidated Statements of Income. The unrealized holding losses at the date of transfer on securities HTM will continue to be reported, net of taxes, in AOCI as a component of stockholders' equity and be amortized over the remaining life of the securities as an adjustment of yield, offsetting the impact on yield of the corresponding discount amortization.

For the year ended December 31, 2024, the Company reclassified net gains of $11.3 million on interest rate contracts designated as cash flow hedges from other comprehensive loss to net interest income, compared with net gains of $16.3 million and net gains of $2.0 million for the same periods in 2023 and 2022, respectively.

For the year ended December 31, 2024, the Company recorded reclassification adjustments of $3.5 million from other comprehensive loss to a reduction of interest income, to amortize transferred unrealized losses to investment securities HTM, compared with $3.8 million and $2.3 million for the same periods in 2023 and 2022, respectively.

For the year ended December 31, 2024 the Company reclassified net gains of $936 thousand on the sale of investment securities from other comprehensive loss to noninterest income, compared with $0 for the same periods in 2023 and 2022.

18. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material and adverse effect on the Company's and the Bank's business, financial condition and results of operation, such as restrictions on growth or the payment of dividends or other capital distributions or management fees. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

On January 1, 2020, the Company adopted ASU 2016-13 and implemented the CECL methodology. In response to the COVID-19 pandemic, federal regulatory agencies published a final rule that provides the option to delay the cumulative effect of the day 1 impact of CECL adoption on regulatory capital, along with 25% of the change in the adjusted allowance for credit losses (as computed for regulatory capital purposes, which excludes purchased credit deteriorated ("PCD") loans), for two years, followed by a three-year phase-in period. The Company has elected the five-year transition period consistent with the final rule issued by the federal regulatory agencies. At December 31, 2024, the ratios for the Company and the Bank were sufficient to meet the fully phased-in conservation buffer.

At December 31, 2024 and 2023, the Bank's capital levels exceeded the minimums necessary to be considered "well-capitalized" under the regulatory framework for prompt corrective action. To generally be categorized as "well-capitalized", the Bank must maintain a minimum total capital ratio, Tier 1 capital ratio, common equity Tier 1 capital ratio, and leverage ratio as set forth in the following table. Management is not aware of any conditions or events since December 31, 2024, that would cause management to believe the institution would be considered to be in a lower capital category.

The Company's and the Bank's capital levels and regulatory ratios are presented in the tables below for the dates indicated and include the effects of the Company's election to utilize the five-year transition described above:

December 31, 2024	Actual			Ratio Required for Capital Adequacy Purposes	Ratio Required To Be Well-Capitalized	Ratio Required for Minimum Capital Adequacy With Capital Conservation Buffer
		Amount	Ratio			
		(Dollars in thousands)				
Common equity Tier 1 capital (to risk weighted assets):						
Company	$	1,900,601	13.06%	4.50%	N/A	7.00%
Bank	$	1,978,969	13.61%	4.50%	6.50%	7.00%
Tier 1 capital (to risk-weighted assets):						
Company	$	2,005,840	13.79%	6.00%	N/A	8.50%
Bank	$	1,978,969	13.61%	6.00%	8.00%	8.50%
Total capital (to risk-weighted assets):						
Company	$	2,150,810	14.78%	8.00%	N/A	10.50%
Bank	$	2,123,939	14.61%	8.00%	10.00%	10.50%
Leverage capital (to average assets):						
Company	$	2,005,840	11.83%	4.00%	N/A	N/A
Bank	$	1,978,969	11.68%	4.00%	5.00%	N/A

December 31, 2023	Actual			Ratio Required for Capital Adequacy Purposes	Ratio Required To Be Well-Capitalized	Ratio Required for Minimum Capital Adequacy With Capital Conservation Buffer
		Amount	Ratio			
		(Dollars in thousands)				
Common equity Tier 1 capital (to risk weighted assets):						
Company	$	1,869,774	12.28%	4.50%	N/A	7.00%
Bank	$	1,940,303	12.75%	4.50%	6.50 %	7.00%
Tier 1 capital (to risk-weighted assets):						
Company	$	1,973,698	12.96%	6.00%	N/A	8.50%
Bank	$	1,940,303	12.75%	6.00%	8.00 %	8.50%
Total capital (to risk-weighted assets):						
Company	$	2,120,157	13.92%	8.00%	N/A	10.50%
Bank	$	2,086,762	13.71%	8.00%	10.00 %	10.50%
Leverage capital (to average assets):						
Company	$	1,973,698	10.11%	4.00%	N/A	N/A
Bank	$	1,940,303	9.94%	4.00%	5.00 %	N/A

19.   REVENUE RECOGNITION

Noninterest revenue streams within the scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts and Wire Transfer Fees

Service charges on noninterest and interest bearing deposit accounts consist of monthly service charges, customer analysis charges, non-sufficient funds ("NSF") charges, and other deposit account related charges. The Company's performance obligation for account analysis charges and monthly service charges is generally satisfied, and the related revenue is recognized, over the period in which the service is provided. NSF charges, other deposit account related charges, and wire transfer fees are transaction based, and therefore the Company's performance obligation is satisfied at the point of the transaction, and related revenue recognized at that point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

Service charges on deposit accounts and wire transfers are summarized below:

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Noninterest bearing deposit account income:			
Monthly service charges	$ 964	$ 969	$ 997
Customer analysis charges	5,880	5,043	4,602
NSF charges	3,459	2,991	2,889
Other service charges	316	365	355
Total noninterest bearing deposit account income	10,619	9,368	8,843
Interest bearing deposit account income:			
Monthly service charges	109	98	95
Total service fees on deposit accounts	$ 10,728	$ 9,466	$ 8,938
Wire transfer fee income:			
Wire transfer fees	$ 1,523	$ 1,951	$ 1,817
Foreign exchange fees	2,265	1,371	1,660
Total wire transfer and foreign currency fees	$ 3,788	$ 3,322	$ 3,477

20.   EARNINGS PER SHARE ("EPS")

Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Basic EPS does not reflect the possibility of dilution that could result from the issuance of additional shares of common stock upon exercise or conversion of outstanding equity awards or convertible notes. Diluted EPS reflects the potential dilution that could occur if stock options, convertible notes, employee stock purchase program ("ESPP") shares, or other contracts to issue common stock were exercised or converted to common stock that would then share in earnings. For the years ended December 31, 2024, 2023, and 2022, stock options and restricted share awards of 494,883, 866,959, and 693,668 shares of common stock, respectively, were excluded in computing diluted earnings per common share because they were anti-dilutive.

In 2018, the Company issued $217.5 million in convertible senior notes maturing on May 15, 2038, of which $444 thousand remained outstanding at December 31, 2024. The convertible notes can be converted into the Company's shares of common stock at an initial rate of 45.0760 shares per $1,000 principal amount of the notes (See Note 10 "Convertible Notes and Subordinated Debentures" for additional information regarding convertible notes issued). For the years ended December 31, 2024, 2023, and 2022, shares related to the convertible notes issued were not included in the Company's diluted EPS calculation. In accordance with the terms of the convertible notes and settlement options available to the Company, no shares would have been delivered to investors of the convertible notes upon assumed conversion based on the Company's common stock price during the years ended December 31, 2024, 2023, and 2022 as the conversion price exceeded the market price of the Company's stock.

In January 2022, the Company's Board of Directors approved a share repurchase program that authorizes the Company to repurchase $50.0 million of its common stock. During the year ended December 31, 2022, the Company repurchased 1,038,986 shares of common stock totaling $14.7 million. During the years ended December 31, 2023 and 2024, the Company did not repurchase any shares of common stock as part of the share repurchase program.

The following table presents the computation of basic and diluted EPS for the years ended December 31, 2024, 2023, and 2022.

	Net Income (Numerator)	Weighted-Average Shares (Denominator)	Earnings Per Share
	(Dollars in thousands, except share and per share data)		
2024			
Basic EPS - common stock	$ 99,630	120,583,147	$ 0.83
Effect of dilutive securities:			
Stock options and restricted stock		525,447	
Diluted EPS - common stock	$ 99,630	121,108,594	$ 0.82
2023			
Basic EPS - common stock	$ 133,673	119,906,109	$ 1.11
Effect of dilutive securities:			
Stock options and restricted stock		487,148	
Diluted EPS - common stock	$ 133,673	120,393,257	$ 1.11
2022			
Basic EPS - common stock	$ 218,277	119,824,970	$ 1.82
Effect of dilutive securities:			
Stock options, restricted stock, and ESPP shares		647,375	
Diluted EPS - common stock	$ 218,277	120,472,345	$ 1.81

21.   SERVICING ASSETS

At December 31, 2024, total servicing assets of $10.1 million comprised $8.6 million in SBA servicing assets and $1.5 million in mortgage related servicing assets. At December 31, 2023, servicing assets totaled $9.6 million, comprising $7.5 million in SBA servicing assets and $2.1 million in mortgage related servicing assets. At December 31, 2024 and 2023, the Company did not have a valuation allowance on its servicing assets.

The changes in servicing assets for the years ended December 31, 2024, 2023, and 2022, were as follows:

	Year Ended December 31,					
	2024		2023		2022	
	(Dollars in thousands)					
Balance at beginning of period	$	9,631	$	11,628	$	10,418
Additions through originations of servicing assets		3,244		1,892		5,200
Amortization		(2,824)		(3,889)		(3,990)
Balance at end of period	$	10,051	$	9,631	$	11,628

Loans serviced for others are not reported as assets. The principal balances of loans serviced for other institutions were $975.0 million and $987.4 million at December 31, 2024 and 2023, respectively.

The Company utilizes the discounted cash flow method to calculate the initial excess servicing assets. The inputs used in evaluating servicing assets for impairment at December 31, 2024 and 2023, are presented below.

	December 31,	
	2024	2023
SBA Servicing Assets:		
Weighted-average discount rate	10.18%	11.12%
Constant prepayment rate	9.33%	12.17%
Mortgage Servicing Assets:		
Weighted-average discount rate	11.13%	11.00%
Constant prepayment rate	4.37%	9.52%

22. SEGMENT REPORTING

The Company's reportable segment is determined by the Chief Executive Officer, who is designated as the chief operating decision maker ("CODM"), based upon information provided about the Company's products and services offered, primarily banking operations. The segment is also distinguished by the level of information provided to the CODM, who uses such information to review performance of various line of businesses, which are then aggregated if operating performance, product/services, and customers are similar. The CODM evaluates the financial performance of the Company's businesses using revenue streams, comparative product pricing, and significant expenses to assess performance and return on assets. The CODM uses consolidated net income and profitability metrics to benchmark the Company against its competitors. Benchmarking analysis and monitoring of budget to actual results are used to assess performance and establish compensation. The CODM when making significant decisions takes into consideration certain financial metrics including loan growth, deposit growth, return on assets, return on average tangible common equity, efficiency ratio, and net interest margin.

Interest income from loans and other earning assets, and income from fee-based businesses provide banking operation revenue. Interest expense on deposits and other sources of funding, provisions for credit losses, and operating expenses, primarily salaries and employee benefits, occupancy, furniture and equipment, and data processing and communications, provide the significant expenses of banking operations. The Company currently operates as a single-segment and all operations are domestic.

		At or for the Year Ended December 31,				
		2024		**2023**		**2022**
		(Dollars in thousands)				
Net interest income	$	427,851	$	525,861	$	578,421
Provision for credit losses		(17,280)		(31,592)		(9,850)
Noninterest income		47,077		45,577		51,397
Noninterest expense		(324,684)		(361,959)		(323,920)
Income before income tax expense	$	132,964	$	177,887	$	296,048
Total assets	$	17,054,008	$	19,131,522	$	19,164,491
Investment securities AFS and HTM		2,075,628		2,408,971		2,243,195
Total loans receivable		13,618,272		13,853,619		15,403,540
Total deposits		14,327,489		14,753,753		15,738,801
Significant segment expenses						
Salaries and employee benefits	$	177,860	$	207,871	$	204,719
Occupancy		27,469		28,868		28,267
Furniture and equipment		21,592		21,378		19,434
Data processing and communications		12,060		11,606		10,683

23. INVESTMENTS IN TAX CREDIT STRUCTURES

The Company invests in the equity of certain limited partnerships or limited liability companies that typically are associated with affordable housing partnerships and renewable solar energy projects that generate LIHTC and other income tax benefits for the Company.

The Company typically accounts for tax equity investments using the proportional amortization method ("PAM"), if certain criteria are met. The election to account for tax equity investments using the proportional amortization method is done on a tax-credit-program by tax-credit-program basis. Under the proportional amortization method, the Company amortizes the initial cost of the investment, which is inclusive of any commitments to make future equity contributions, in proportion to the income tax credits and other income tax benefits that are allocated to the Company over the period of the investment. The net benefits of these investments, which are comprised of income tax credits and operating loss income tax benefits, net of investment amortization, are recognized in the Consolidated Statements of Income as a component of income tax provision.

The Company records its investments in qualifying affordable housing partnerships, net, using the equity investment method. Following the adoption of ASU 2023-02 in 2024, the Company elects to account for its tax credit investments using PAM on a program-by-program basis if certain conditions are met. For the Company's accounting policies on PAM, see Note 1 "Summary of Significant Accounting Policies". In 2024, the Company's investment in a solar tax credit was accounted under PAM and was recorded under other assets and its commitment to fund investments in tax credit structures in other liabilities in the Consolidated Statements of Financial Condition.

The following table presents the investments and unfunded commitment of the Company's investments in tax credit structures at December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
	Assets	Unfunded Commitments	Assets	Unfunded Commitments
	(Dollars in thousands)			
PAM:				
Investments in solar tax credit	$ 3,425	$ 2,758	$ —	$ —
Equity method:				
Investments in affordable housing partnerships	32,354	11,283	54,474	21,017
Total	$ 35,779	$ 14,041	$ 54,474	$ 21,017

The following table presents additional information related to tax credit and benefits and amortization recorded for the years ended December 31, 2024, 2023, and 2022.

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Tax credits and benefits:			
PAM			
Investments in solar tax credit	$ 18,211	$ —	$ —
Equity method			
Investments in affordable housing partnerships	11,067	11,271	11,197
Total	$ 29,278	$ 11,271	$ 11,197
Amortization:			
PAM			
Investments in solar tax credit	$ 16,575	$ —	$ —
Equity method			
Investments in affordable housing partnerships	9,051	8,195	8,742
Total	$ 25,626	$ 8,195	$ 8,742

24.   ACQUISITIONS

On April 26, 2024, the Company entered into a merger agreement with Territorial Bancorp Inc. ("Territorial"), headquartered in Honolulu, Hawai'i. Under the terms of the merger agreement, Territorial will merge with and into the Company, immediately followed by the merger of Territorial's subsidiary bank, Territorial Savings Bank, with and into the Company's subsidiary bank, Bank of Hope. Upon completion of the transaction, Territorial shareholders will receive a fixed exchange ratio of 0.8048 shares of the Company's common stock in exchange for each share of Territorial common stock they own. Based on the closing price of the Company's common stock on April 26, 2024, this represents a value of $8.82 per share of Territorial common stock, although the actual value will be determined upon the completion of the merger.

The transaction is expected to close in the first half of 2025, subject to regulatory approvals and the satisfaction of other customary closing conditions. Following the completion of the transaction, the legacy Territorial franchise in Hawaii will continue to do business under the trade name Territorial Savings, a division of Bank of Hope.

The merger with Territorial will be accounted for using the acquisition method of accounting. Assets acquired, liabilities assumed, and consideration exchanged will be recorded at estimated fair values on the date of acquisition. Fair values will be subject to refinement for up to a period of one year after the closing of the merger as additional information regarding the estimated fair values becomes available. Merger-related costs related to the pending merger with Territorial totaled $4.6 million for the year ended December 31, 2024.

25. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

The following presents the unconsolidated condensed statements of financial condition for only the parent company, Hope Bancorp, at December 31, 2024 and 2023:

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2024	2023
	(Dollars in thousands)	
ASSETS:		
Cash and cash equivalents	$ 20,798	$ 27,217
Other assets	11,524	11,503
Investment in bank subsidiary	2,212,861	2,191,747
Total assets	$ 2,245,183	$ 2,230,467
LIABILITIES:		
Convertible notes, net	$ 444	$ 444
Subordinated debentures, net	109,140	107,825
Accounts payable and other liabilities	1,094	955
Total liabilities	110,678	109,224
Stockholders' equity	2,134,505	2,121,243
Total liabilities and stockholders' equity	$ 2,245,183	$ 2,230,467

The following presents the unconsolidated condensed statements of income for only the parent company, Hope Bancorp, for the years ended December 31, 2024, 2023, and 2022:

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
Interest income	$ —	$ —	$ —
Interest expense	(10,821)	(12,421)	(11,330)
Noninterest income	—	405	—
Noninterest expense	(11,348)	(6,808)	(7,212)
Dividends from subsidiary, net	75,000	260,500	133,000
Equity in undistributed earnings of subsidiary	40,282	(113,559)	98,354
Income before income tax benefit	93,113	128,117	212,812
Income tax benefit	6,517	5,556	5,465
Net income	99,630	133,673	218,277
Other comprehensive (loss) income, net of tax	(23,134)	26,119	(219,445)
Comprehensive income (loss)	$ 76,496	$ 159,792	$ (1,168)

The following presents the unconsolidated condensed statements of cash flows for only the parent company, Hope Bancorp, for the years ended December 31, 2024, 2023, and 2022:

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2024	2023	2022
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 99,630	$ 133,673	$ 218,277
Adjustments to reconcile net income to net cash from operating activities:			
Amortization and capitalization	1,315	1,602	2,150
Stock-based compensation expense	312	340	502
Net gain on convertible notes repurchased	—	(405)	—
Change in other assets	(22)	186	(307)
Change in accounts payable and other liabilities	139	(353)	368
Equity in undistributed earnings of bank subsidiary	(40,282)	113,559	(98,354)
Net cash provided by operating activities	61,092	248,602	122,636
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of equity investments	—	—	—
Net cash provided by investing activities	—	—	—
CASH FLOWS USED IN FINANCING ACTIVITIES:			
Issuance of additional stock pursuant to various stock plans	—	1	531
Repurchase and repayment of convertible notes	—	(216,641)	—
Purchase of treasury stock	—	—	(14,667)
Payments of cash dividends	(67,511)	(67,125)	(67,126)
Net cash used in financing activities	(67,511)	(283,765)	(81,262)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(6,419)	(35,163)	41,374
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	27,217	62,380	21,006
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 20,798	$ 27,217	$ 62,380

26. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data follows for the three months ended:

	Three Months Ended,			
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(Dollars in thousands, except per share data)			
Interest income	$ 259,674	$ 232,601	$ 235,084	$ 226,621
Interest expense	144,627	126,741	130,275	124,486
Net interest income before provision for credit losses	115,047	105,860	104,809	102,135
Provision for credit losses	2,600	1,400	3,280	10,000
Net interest income after provision for credit losses	112,447	104,460	101,529	92,135
Noninterest income	8,286	11,071	11,839	15,881
Noninterest expense	84,839	80,987	81,268	77,590
Income before income tax provision	35,894	34,544	32,100	30,426
Income tax provision	10,030	9,274	7,941	6,089
Net income	$ 25,864	$ 25,270	$ 24,159	$ 24,337
Basic earnings per common share	$ 0.22	$ 0.21	$ 0.20	$ 0.20
Diluted earnings per common share	$ 0.21	$ 0.21	$ 0.20	$ 0.20

	Three Months Ended,			
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(Dollars in thousands, except per share data)			
Interest income	$ 236,677	$ 267,184	$ 275,793	$ 269,224
Interest expense	102,799	136,495	140,415	143,308
Net interest income before provision for credit losses	133,878	130,689	135,378	125,916
Provision for credit losses	3,320	9,010	16,862	2,400
Net interest income after provision for credit losses	130,558	121,679	118,516	123,516
Noninterest income	10,978	17,014	8,305	9,280
Noninterest expense	88,734	87,223	86,811	99,191
Income before income tax provision	52,802	51,470	40,010	33,605
Income tax provision	13,681	13,448	9,961	7,124
Net income	$ 39,121	$ 38,022	$ 30,049	$ 26,481
Basic earnings per common share	$ 0.33	$ 0.32	$ 0.25	$ 0.22
Diluted earnings per common share	$ 0.33	$ 0.32	$ 0.25	$ 0.22

[THIS PAGE INTENTIONALLY LEFT BLANK]